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REGISTRANT'S NAME Austriamicrosystems

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APR 2 1 2008
THOMSON FINANCIAL

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austriamicrosystems

a leap ahead in analog

Annual Report 2007

Key Figures

in millions of EUR	2007	Changes to 2006	2006	2005
Revenues	193.9	-1%	196.4	178.4
Gross margin	50%		48%	45%
R & D expense	43.2	15%	37.5	31.0
Operating result (EBIT)	28.0	-16%	33.4	26.1
EBIT margin	14%		17%	15%
Net income	26.3	-17%	31.7	23.1
Earnings per share (in EUR, basic)	2.42	-17%	2.91	2.10
Earnings per share (in CHF, basic)	3.98	-13%	4.59	3.26
Operating cash flow	27.0	-36%	42.4	41.4
Total order backlog (as of December 31)	41.2	-25%	55.2	54.2
Capital expenditure	36.0	48%	24.3	27.1
Total assets (as of December 31)	311.4	8%	289.4	253.0
Equity ratio	63%		58%	54%
Employees (average)	1071	9%	983	856

Revenues by markets 2007


Industry & Medical 42%
Communications 25%
Automotive 16%
Full Service Foundry 17%

Revenues by regions 2007


EMEA 62%
Asia/Pacific 23%
Americas 15%

EMEA (Europe, Middle East, Africa)

Gross margin in percentage


60
50
40
30
20
10
0
43
45
48
50
2004
2005
2006
2007

Earnings per share (EPS)* in EUR


3.0
2.5
2.0
1.5
1.0
0.5
0.0
0.36
2.10
2.91
2.42
2004
2005
2006
2007

*basic

Highlights 2007

Production ramp up for world-leading mobile phone OEMs

The production ramp up for two leading mobile phone manufacturers demonstrates the strong position of austriamicrosystems in the global communications market

Strategic investment in US micro motor specialist

The investment in and strategic partnership with micro motor manufacturer New Scale Technologies opens up new business areas for the future

Magnetic encoders successful in additional areas

The successful product family of magnetic encoders shows strong growth and is expanded by forward-looking applications in industry and automotive

Cooperation with IBM for 0.18µm high-voltage process technology

Together with IBM, austriamicrosystems is developing an innovative 0.18µm high-voltage CMOS process, simultaneously IBM licenses austriamicrosystems' high-voltage technology

New conference center opened at the headquarters

The new conference center with employee cafeteria at headquarters creates an attractive work environment and provides an optimal setting for successful customer meetings





Contents

Preface by the Management Board

Dear Shareholders, Customers and Employees,

The last fiscal year was characterized by a number of unsatisfactory developments. Annual revenues were considerably lower than expected and even slightly below the previous year's level. Earnings were also much weaker, which was disappointing following the sharp rise in profitability in 2006. The fact that sales and earnings remained well below our forecasts was primarily caused by a sales weakness in mobile entertainment and the impact of the sustained weakness of the US dollar in the second half of the year. This was also negatively reflected in the pricing of our shares, which showed a marked decline in the second half over the beginning of the year.



Michael Wachsler-Markowitsch
John A. Heugle

The expected phase out of deliveries to legacy customers and product changes resulted in substantial revenue losses that had to be compensated for with growth. On the other hand, a further considerable increase in gross margin, which exceeded our medium-term goal of 50%, showed that the company's strategy is right and successful. To drive promising technology and product developments, we also increased our R&D expenditure substantially last year. All in all, we see the past fiscal year as another step on our strategic path and are confident about austriamicrosystems' growth opportunities in the medium and long term.

Nokia and SonyEricsson Become Key Accounts, Opportunities in Mobile Entertainment

With high performance solutions for power management and in particular lighting management, austriamicrosystems is very well positioned in the growing communications market. In the course of the past year, we started our deliveries to the leading global mobile phone vendors Nokia and SonyEricsson, who rely on our lighting management solutions as key customers. By the end of the year, high unit volumes and significant revenues had been achieved. We also leveraged our lighting management expertise successfully in the new business area of backlighting for large LCD screens. Here we unveiled the first products and announced a cooperation with the market leader LGPhilips LCD. In the coming years, we envisage strong growth potential from lighting management and specialty power management components.

In the area of mobile entertainment we are well positioned despite the unsatisfactory revenue trend last year. In 2007 we completed the development of the next generation of media player ICs with excellent performance and launched the first products this year. Due to the convergence of voice, data and multimedia applications, the range of features in mobile devices is growing which means that mobile phones are developing into MP3 players. Here we see excellent growth potential, especially as projects with leading device vendors are already at the development stage.

Market Success of Rotary Encoders, Investment in a Technology Company

Last year, we expanded the extremely successful product family of rotary encoders, an area that shows the potential of the business growth in the industrial and automotive segments. Our solutions for joysticks and control buttons and the first linear encoder IC open up forward-looking business segments in industry and consumer applications. A milestone is the investment in and strategic partnership with the U.S. micro motor specialist New Scale Technologies that was initiated in 2007 and finalized in January 2008. Innovative camera modules for mobile phones using our encoder technology are already being developed. The innovative system chip for UHF-RFID readers that we presented in 2007 also opens a new target market for us.

Strong Position and Growth in Medical Imaging, Foundry Business Increases Margins

Our market position in the field of medical imaging also continued to develop very well. austriamicrosystems is the global leader in sensor interfaces for digital x-ray systems. In 2007, the partnership with Trixell, the number one in detector modules for digital radiography, was substantially enhanced. In the field of computed tomography (CT), we are working on an innovative product generation for Siemens Medical, a world-leading supplier of CT systems. In the Full Service Foundry segment, which offers contract manufacture for external customers, concentrating on specialty processes and the resulting clear positioning in the foundry market has proved successful. Both gross margin and operating profit in this area showed a significant increase.

Forward-looking New Manufacturing Process in Cooperation with IBM

Together with IBM, austriamicrosystems is developing an innovative 0.18µm high-voltage technology for offer in 2009. We are proud that one of the technology leaders in the semiconductor industry has chosen us for this partnership. IBM has at the same time licensed our high-voltage technology which underscores our outstanding expertise in analog process technologies. Cooperation with IBM also gives us access to additional production capacities in the USD area, which constitute a natural currency hedge.

Steps in Place For Future Growth with a view to our Corporate Responsibility

austriamicrosystems' internationalization continues at a swift pace. At over 20 locations in 18 countries our employees work for the success of our customers. Last year, the number of employees in Europe, America, Asia and Africa rose to nearly 1,100, as our global development and sales network was broadened and the Asian test center expanded further. 28 different nations are represented at headquarters in Unterpremstätten alone. Here we also opened our new conference center with employee cafeteria in 2007 providing state-of-the-art function rooms and an event hall in the green surroundings of the castle grounds. Completed last year, the currently final expansion of our wafer fab has substantially increased production capacity and is a commitment to Austria as a business location. The expansion is part of our long-term production strategy to support our further growth. Treating exhaust air and preventing emissions has enabled us to reduce the emissions affecting climate significantly. Part of our proactive approach to environmental protection, in 2007 we began to systematically record all CO_2 emissions with the goal of developing concepts for fully balancing CO_2 emissions in the medium term.

Despite the unsatisfactory results for the year as a whole, we continued to strengthen our position as a leading vendor of for high performance analog ICs in 2007 and created a strong basis for austriamicrosystems' future growth with the second most successful year in the company's history. May we take this opportunity to thank all our employees. Their effort and dedication enable us to continue on our success path with the goal of always being "a leap ahead".

John A. Heugle
CEO

Michael Wachsler-Markowitsch
CFO

Preface by the Supervisory Board

Ladies and Gentlemen,

Even if the past business year was not entirely satisfactory from the Supervisory Board's point of view, austriamicrosystems still showed a positive development. Despite the disappointing financial results that were substantially lower than expected, the company succeeded in consolidating its stratetic and market position.

As the original forecast for the year had to be reduced in the second half, the austriamicrosystems share price saw a meaningful downward trend over the course of 2007. I therefore wish to thank the shareholders who have remained loyal to the company in this less than easy situation. Like Management, I also see the past fiscal year as a step on the longer term strategic path to sustainable growth. austriamicrosystems has increased production capacity, invested considerably in developing new products and manufacturing processes, and continued to improve its employees' qualifications. The headcount rose at a number of locations and the global network for development and sales was expanded. A milestone for the employees at headquarters was the opening of the new conference center with cafeteria. Together with the extension to the wafer fab, it is a commitment to Austria as a business location, while the further development of the Asian test center underscores the ongoing internationalization of austriamicrosystems.

I am delighted that the Supervisory Board could play a proactive role in the company's further strategic development. The Management and Supervisory Boards worked together constructively and trustfully. The Management Board reported to the Supervisory Board regularly on the development of the business and the company's situation, and the Supervisory Board was able to perform its advisory and control functions comprehensively and efficiently.

On behalf of the Supervisory Board and as the shareholders' representative, I would like to thank Management, employee representatives and all employees (at austriamicrosystems) for their dedication in the past fiscal year. My special thanks go to the shareholders, customers and partners who place their trust in austriamicrosystems and support the company on its successful way into the future.

Guido Klestil
Chairman of the Supervisory Board





Company

Vision and Strategy

Global Presence

Human Resources

Quality and Environmental Management

Vision and Strategy

The global analog semiconductor market is growing and the dynamic technological development calls for ongoing further development and innovation. With its high performance analog ICs, austriamicrosystems is positioned at the interface between the analog and digital worlds.

austriamicrosystems at a glance

austriamicrosystems is one of the world's leading players in the design and production of highly integrated analog microchips and can offer outstanding expertise in the areas of power management, sensors and sensor interfaces, and mobile entertainment. Boasting over 25 years' experience in chip design plus state-of-the-art manufacturing facilities, austriamicrosystems is a strong partner and in many cases the sole supplier to well-known customers in the communications, industrial, medical technology and automotive markets. In the Full Service Foundry business segment, the company offers specialty contract manufacture of analog IC technologies.


a leap ahead
in analog

A worldwide network for development, production and sales is the basis for austriamicrosystems' sustained success in the global semiconductor market.

Corporate Vision: a Leap Ahead in Analog

The company has a clear vision for expanding its position in the analog semiconductor market: austriamicrosystems is committed to being the most innovative provider of high-performance analog semiconductor solutions for power management, sensors and sensor interfaces, and mobile entertainment. Even today, austriamicrosystems is not just a step, but a leap ahead of the competition in many areas. Particularly low power consumption togehter with highest precision and the integration of functions in a very small space with maximum performance are the special advantages of austriamicrosystems products in the marketplace. „A leap ahead in analog" is the guiding principle for the company's employees worldwide in securing and increasing this edge for the long term.

Corporate Strategy: Strengthen Competitive Advantages

To realize its corporate vision, austriamicrosystems pursues a clear strategy that focuses on developing its own competitive advantages:

Best-in-Class Analog IC Solutions: Standard Products and Specialty Solutions

austriamicrosystems' analog ICs are used in many products in our everyday lives, such as mobile phones, MP3 players, digital x-ray devices and key systems for cars. The company offers its customers a wide range of technologically leading standard products and customized specialty solutions. austriamicrosystems is constantly expanding its standard product portfolio to broaden its existing customer base, acquire new customers and develop new market segments.

Low Power Consumption, High Precision, Innovation and Customer Service

Many internationally renowned companies already place their trust in the advantages that set austriamicrosystems apart from the competition and represent unique selling points in the analog semiconductor market: minimized power consumption, high precision, product innovation and excellent customer service. The products not only require very little power, but also measure and control extremely accurately. High R&D investment secures the capacity for innovation at austriamicrosystems, which is also strengthened by close cooperation with customers.

Local Customer Service and Support Around the World

austriamicrosystems relies on a global sales network and has set up its own sales offices in the key markets of Europe, North America and Asia/Pacific. Direct access to customers at a local level is a decisive market advantage. Sales specialists and application engineers support direct customers and distributors in the target markets and work to acquire new customers.

Vision and Strategy

Systematic Product Development Based on Customer Demands

At austriamicrosystems, IC solutions are developed with the focus on key customers' requirements and key applications before being offered to a broader customer base. Leveraging a platform and derivate strategy, the company uses product platforms that form the basis for a portfolio of standard products. The platform enables other products (derivatives) with different features or for related applications to be developed at lower cost. Products can thus be brought to the market faster and product families developed more quickly. This gives austriamicrosystems a decisive edge over the competition.

Development of System and Application Expertise for Better Products

austriamicrosystems consistently develops system and application expertise and incorporates this know-how in its product development right from the start. Regular and close interaction with customers plays a vital role in this concept. As a result, austriamicrosystems can identify its customers' real needs more clearly at an earlier stage and becomes a full-fledged partner in overcoming the customer's technical hurdles.

In-House Production Secures Technological Leadership

austriamicrosystems' own state-of-the-art wafer fab, which was expanded considerably in recent years, and more than 20 years of manufacturing experience form the basis for the company's industry-leading expertise in manufacturing analog high performance ICs. In-house production has considerable advantages, allowing austriamicrosystems to increase the technical performance of its products on a regular basis. Consequently, the company's in-house manufacturing plays a crucial role in ensuring profitable growth in the long term.

Dedicated Employees: the Key to Success

austriamicrosystems' employees drive the company's success with their work and motivation. Their long-standing experience and high qualifications means valuable technological know-how that secures the leading position in the analog semiconductor industry. austriamicrosystems regards its employees as an important key to success. To make the best possible use of their skills, austriamicrosystems attaches great importance to constantly expanding its employees' knowledge and helping them realize their potential.

Successful in Business with Responsibility

Building on a quarter of a century's experience in analog chip design, austriamicrosystems is committed to sustainable investment in research and development for the products of tomorrow. Its customers benefit from best-in-class technologies, the ultramodern wafer fab and local access to the global network of expertise.



Since its foundation, the company has been an industry leader in meeting highest quality standards. In fact, austriamicrosystems not only holds all quality certifications customary for the industry, but is also one of few suppliers fully meeting the automotive industry's stringent quality specifications. At the same time, austriamicrosystems is aware of its social responsibility and has been a pioneer in the semiconductor industry for many years in treating resources and the environment with due consideration.

austriamicrosystems has an excellent strategic basis for sustainable success in the highly competitive global semiconductor market with its comprehensive know-how in analog chip design, process expertise and in-house manufacturing facilities. Thanks to its capacity for innovation, austriamicrosystems will continue to prove itself as a technologically leading supplier of analog semiconductors in the future and remain „a leap ahead".

Global Presence



United Kingdom
Wokingham
France
Vincennes
Switzerland
Rapperswil
Rapperswil
Italy
Pavia
Corsico
Pisa
Germany
Munich
Austria
Unterpremstaetten/
Graz
USA
Santa Clara, CA
Raleigh, NC
Sweden
Sollentuna
Finland
Helsinki
South Africa
Port Elisabeth


Korea
Seoul
Japan
Tokyo
India
Neu Delhi
Bangalore
Hyderabad
Singapore
Hong Kong
China
Suzhou
Taiwan
Taipeh
Philippines
Calamba
Headquarter
Design center
Test center
Sales office

With over 20 locations in 18 countries austriamicrosystems has a broad presence in the global analog semiconductor market

austriamicrosystems

Human Resources

Qualified personnel are the key to success for austriamicrosystems. They strengthen the company's leading global position with their expertise, commitment and willingness to develop their skills. austriamicrosystems therefore continues to invest in the professional development of its staff. Which bears fruit: employees stay with the company for over eight years on average – an excellent result for the dynamic semiconductor industry.

Know-How: A Competitive Advantage

Highly qualified engineers and technicians working together in a global network secure austriamicrosystems' leading position in the development of analog ICs and process technologies. Not only is their specialist knowledge and valuable experience a great asset, they are also highly motivated and convinced of being part of an internationally successful, leading edge company.

Together, the employees can draw on over 5,000 years of experience in the relevant fields. Combined with the high percentage of university and college graduates, this testifies to the global team's high level of qualifications.

Development Creates Prospects

austriamicrosystems values its employees' expertise and commitment as a key success factor in the global semiconductor market. Consequently, the company is focused on advancing their skills in company-wide development and training initiatives. Last year new training modules for executives were developed and implemented throughout the company. In addition to training and development, another focus of human resources management at austriamicrosystems is supporting the employees in their professional development. Defined in-house career paths and opportunities offer attractive prospects with the goal of retaining staff in the long term.

Goals Grow with the Company

In line with the company's development and the resulting expansion of its market position, austriamicrosystems defined a corporate strategy last year which is based on the corporate vision. The objectives and organizational structures derived from the strategy were communicated to the employees in several stages. In addition, austriamicrosystems carries out an international employee survey every year. The results are used to define steps for promoting and increasing employee satisfaction. Well received among the employees at headquarters in Unterpremstätten was the opening of the newly built conference center with cafeteria in 2007. The new building has improved the working environment and provides optimal facilities for in-house meetings and customer visits. The employees appreciate the location in the park with attractive areas outside available for breaks.

The International Team Continues to Grow

The internationalization of austriamicrosystems is progressing rapidly. At currently over 20 locations in 18 countries, austriamicrosystems employees are part of a global cooperation network dedicated to the success of the customers. In 2007 the number of employees in Europe, America, Africa and Asia rose to an average of 1,071 (2006: 983), of which over 880 work at headquarters in Unterpremstätten. Having strengthened its worldwide presence, austriamicrosystems is even better positioned to meet the dynamic needs of the global semiconductor market.

Partnerships Promote Innovation

Building on over 25 years' experience in analog design, austriamicrosystems invests in research & development in the long term. Close partnerships and technical cooperation with important academic institutions in the area of analog semiconductor technology secure access to reseach and forge links with young specialists in advanced technologies.



The company's design centers across the globe are located close to specialized institutes and universities. In addition to cooperating with international educational establishments – such as the Hochschule für Technik in Rapperswil/Zurich and the Università di Pisa – austriamicrosystems also supports research and teaching in Austria. At Graz University of Technology, for example, the company was instrumental in developing a Masters course in analog chip design, which started in fall 2007.

austriamicrosystems is regarded worldwide as a very attractive employer in the semiconductor industry, offering dedicated employees a broad range of responsibilities and excellent prospects for the future.

Quality and Environmental Management

When it comes to quality and environmental management, austriamicrosystems has been a pioneer in the semiconductor industry for many years. Day by day the company shows how innovation and commercial success can be combined with meeting highest quality demands and treating resources and the environment with consideration. All locations worldwide – including the new test center in the Philippines and since 2007 also the design center in Pavia/Italy – are certified to the highest quality and environmental standards.

Quality of Products and Processes Increased

Customer satisfaction with its products and services is given top priority at austriamicrosystems. Dedicated to this goal, austriamicrosystems succeeded in increasing the quality and reliability of its products and processes last year. The zero defect program aimed at total quality is now running in its second year and has been supplemented with new medium and long-term activities. As a result, many problems can be identified early on which optimizes processes and leads to even better product quality. The already low customer rejection rate was reduced to only 0.18 ppm (defect parts per million supplied) in 2007. At this level, austriamicrosystems ranks among the very best in the semiconductor industry.

In wafer fabrication all key quality indicators in the manufacturing process improved significantly last year. This is all the more commendable, as production capacity at the Unterpremstätten wafer fab was substantially increased during the same period.

Highest Quality Standards

In addition to the internationally standard quality certificates to ISO/TS 16949:2002 and ISO 9001:2000 for suppliers of high-quality semiconductor products, austriamicrosystems has since 2004 also been one of the few semiconductor manufacturers to be certified to ISO 13485:2003, the internationally recognized quality standard for companies that develop and manufacture medical products.

With certification to the international quality management standards QS 9000, VDA 6.1 and CECC 90000, austriamicrosystems is also one of only few companies fully meeting the automotive industry's stringent quality criteria. The property insurer's internationally recognized classification of the company as a highly protected risk (HPR) also testifies to the high quality of risk prevention.

Responsibility for the Environment

austriamicrosystems is aware of its responsibility towards people and the environment and has always focused on responsible forward-looking environmental management. The company is certified to ISO 14001:2004 and has been awarded the status of Green Partner by Sony. All austriamicrosystems products comply with EU Directive 2002/95/EC on the Reduction of Hazardous Substances (RoHS), which restricts the use of certain substances in the electronics industry throughout Europe. Furthermore, the company also requires all external partners to observe its strict environmental and safety regulations.

Resource Consumption Further Reduced

Last year, the use of resources in the areas of energy, water and process chemicals was again cut, thus reducing the impact on the environment. State-of-the-art air treatment systems detect and purify 100% of emissions that could have an effect on global climate change.

In spite of expanding the wafer fab at headquarters, the emissions from the air treatment systems and other infrastructure were kept at a constantly low level. austriamicrosystems therefore actively contributes to meeting the Kyoto target and reducing the substances in the atmosphere affecting climate.

CO_2 Emissions (total)


60,000
50,000
40,000
30,000
20,000
10,000
0
2005
2006
2007

In tons CO_2 (equivalent)

CO_2 Emissions Being Recorded

austriamicrosystems constantly works on improving its safety and environmental standards and reducing the impact of its business activities on the environment. In 2007 it began to record its entire CO_2 emissions. The causes of carbon dioxide emissions and possible measures to reduce them are evaluated step by step so that targeted improvements can be developed. The high concentration of carbon dioxide in the atmosphere is regarded as one of the major causes of global climate change.

austriamicrosystems became established in the semiconductor sector early on as an international pioneer in quality and environmental management and is dedicated to developing these high standards for the future.





Business Areas

Power Management

Sensors and Sensor Interfaces

Mobile Entertainment

Full Service Foundry

Power Management

Small, energy-saving and efficient. These features make the analog microchips from austriamicrosystems very attractive for controlling power supply in portable electronic devices in particular. Power management saves power in camera flashes for mobile phones, prolongs battery life for MP3 players and glucose meters, and since recently also ensures optimal contrast in devices such as LCD TVs. austriamicrosystems enjoys a leading position worldwide in the design and production of analog ICs for demanding power management specifications.

Integration in Small Packages

Mobile phones, MP3 players or navigation systems: the company's know-how goes into much of what we use every day. Portable devices in particular require maximum power efficiency. They should have ever more features and maximum playing times – and yet still be as small and handy as possible. Here austriamicrosystems has a clear competitive advantage, as it is one of few companies capable of integrating many technically complex functions in a very small space.

austriamicrosystems' power management solutions are used in communications, industry, medical technology and automotive. austriamicrosystems proves itself with excellent product performance, its ability to integrate analog functionalities and reliable partnerships with its customers, which include world-leading OEMs from a range of industry sectors.

Trend towards Multimedia in Mobile Communications

Mobile communications is the largest application area for the broad range of power management ICs from austriamicrosystems. The company works together with many leading mobile phone manufacturers who use its know-how across different product segments. In addition to applications in the field of mobile entertainment, austriamicrosystems also developed the market for navigation systems last year.

The range of features in mobile devices is constantly increasing. Many mobile phones already combine data and voice communication, internet and multimedia applications. Consumers' demands for longer battery life and the integration of as many functions as possible means that mobile phone manufacturers and their suppliers are faced with constantly growing challenges in controlling the power supply.

Intelligent Lighting Management

In the area of power management, lighting management has become a growth driver particularly since 2007. austriamicrosystems is very well positioned here with flexible IC solutions for controlling various lighting units. In mobile communications, the solutions are primarily used in controlling LEDs for backlighting displays and keypads, for light effects and for the camera flash in mobile phones.

austriamicrosystems' microchips enable high-quality photos – and optimize power consumption at the same time. Thanks to the high performance ICs for lighting management, the cameras in mobile phones offer highest flash performance without unduly impacting the devices' battery life, even with resolutions of two or more megapixels. In the future, the mobile phone will become a multimedia device giving consumers the photo quality of a full-fledged digital camera.

Block Dimming

By controlling groups of LEDs only the required areas of the backlighting for LCD TVs are switched on. This results in optimal picture quality and unsurpassed contrast: dark areas on the screen are completely black.

Last year, austriamicrosystems proved its outstanding position in lighting management and continued to strengthen its cooperation with the world-leading mobile phone manufacturers Nokia and SonyEricsson. 2007 saw the first group of mobile phone models – from entry level to high-end devices – coming onto the market that employ austriamicrosystems' sophisticated lighting solutions. Within only a few months after the start of ramp-up, the ICs had reached high volumes and do now continue at high production levels. austriamicrosystems has thus become established as a technology partner to the leading mobile phone manufacturers and expects to develop this position in the future.

Product Innovations for the Future

The lighting management technologies developed by austriamicrosystems are equally well suited for a range of applications outside the field of mobile communications. The IC solutions guarantee excellent performance in LED control, require very little space and offer high flexibility. Two leading vendors of LCD TVs are for example already developing devices based on lighting management ICs by austriamicrosystems. When using the future technology of LED backlighting, outstanding contrast for high-end widescreen LCD televisions is achieved with a special chip that enables block dimming.

austriamicrosystems has thus been able to use its expertise in LED technology to its advantage in a new business segment. This example underscores the company's strategy of using a technology platform to develop entire product families for related applications.

Personal Healthcare Constantly Gaining Ground

In medicine, the trends towards self-sufficiency and patient mobility are continuing unabated. On the one hand our aging society results in growing demand for medical care, and on the other patients nowadays can carry out an increasing number of tasks themselves and thus remain independent.

In the case of portable medical devices, efficient power supply plays an important role. These devices should be reliable, easy to operate, handy and power-efficient in order to enable long battery life. At the same time, the measurement quality has to meet highest demands. austriamicrosystems' power management expertise is for example integrated in hand-held blood glucose meters and to be found in a specially developed IC solution with extremely low power consumption.

Automotive: Improved Reliability and Secure Access

In the automotive industry, the number of electrical systems, such as air-conditioning, infotainment, electric servomotors and safety systems, is rising. For the vehicle's battery, this means it has to deliver much higher performance with the same reliability. austriamicrosystems has developed a special battery management solution for this application that is already used in volume production. Power management ICs are also an integral part of radio-based and keyless entry systems and ensure maximum service life for the mobile system elements.

In addition, austriamicrosystems employs its long-standing expertise in power management for diverse applications in the fields of industrial electronics and medical technology. Customers benefit from the excellent performance and power efficiency of the products, enabling them to strengthen their competitive position.

The area of power management is regarded as the fastest growing segment in the analog semiconductor market and will therefore become an even more important focus for austriamicrosystems in the coming years.

Sensors and Sensor Interfaces

Sensors are used in many areas of our everyday lives for measuring analog signals and controlling complex processes. They are responsible for braking wheels in time to prevent cars from skidding or producing digital x-ray images that show the tiniest details in high resolution. More often than not they draw on austriamicrosystems' industry-leading expertise which enables even the smallest signals and quantities to be detected, reliably recorded and processed. When it comes to specialty sensors and sensor interfaces, customers in a wide range of industries rely on the competency of austriamicrosystems.

Maximum Precision and Low Power Consumption

The sensor solutions supplied by austriamicrosystems are used in industrial electronics, medical technology, automotive engineering and mobile communications. Their applications include industrial rotary encoders, special components for digital x-ray systems and CT scanners, complex analyzer units in automotive ESP systems and innovative miniature microphones. Depending on the application they may be standard products or customer-specific solutions but all feature high precision, integration of functions in the smallest possible space and low power consumption.



The outstanding quality of its products combined with over 25 years of system know-how and ongoing innovation gives austriamicrosystems an edge in technology and a clear competitive advantage. Consequently, new customers and applications were developed again last year while the product portfolio continued to grow.

New Applications for Rotary Encoders

Launching a magnetic 12-bit rotary encoder IC, which makes it much easier to design very small control buttons and joysticks, austriamicrosystems proved its capacity for innovation in 2007. All rotary encoders can be used beneficially in areas where no or only suboptimal technical solutions have been available to date – such as in surgical robots, which were added as a new application area, or navigation for mobile phones. This opens additional forward-looking business opportunities for austriamicrosystems.

Last year, austriamicrosystems also unveiled a rotary encoder designed for the automotive area's high quality demands and stringent specifications and added the first linear encoder IC to the existing product line.

Sensors and Sensor Interfaces

Promising Technology for Micro Motors, Cost Benefit in Readers for Industrial RFID

austriamicrosystems' encoder technology is also used in the innovative miniature motors built by the North American micro motor specialist New Scale Technologies. The motors deliver maximum precision with minimum power needs and dimensions for systems such as camera modules for mobile phones or electronic door locks. To help shape this promising development, austriamicrosystems entered into a strategic partnership with New Scale Technologies and invested in the company as a minority shareholder at the beginning of this year.

Mobile Phone Camera Modules

Measuring under 2x2x6 mm, micro motors with austriamicrosystems ICs are so small they can be integrated in camera modules for mobile phones enabling new functions such as optical zoom and auto focus.

Based on UHF-RFID technology austriamicrosystems has developed an innovative system IC for readers that was launched in 2007. This product has opened up a new market using existing expertise. Integrating the most important functions on only one chip substantially reduces power consumption and costs, which promotes the rapid spread of the technology.

Electronic Electricity and Water Meters and Intelligent Building Management

Supplying complete solutions for electronic electricity and water meters, austriamicrosystems maintained its strong market position in Europe and North America last year. Mechanical meters are increasingly been replaced with electronic meters worldwide. Thanks to highly integrated sensor interfaces, these devices measure accurately and reliably, detect tampering and enable such functions as remote reading and remote tariffing. Building technology is becoming more and more important worldwide. No large building can now do without building management systems that are networked for remote control and monitoring. State-of-the-art control technology reduces running costs and emissions while increasing safety and comfort in buildings. The sensor interfaces from austriamicro-systems contribute in many ways: from evaluating sensor data and operational parameters through controlling climate, light or shading.

Market for Digital X-Ray Devices Growing, New Product for Computed Tomography

austriamicrosystems enjoys an excellent position globally in sensors interfaces for digital x-ray devices. In 2007, the partnership with Trixell, the global market leader in detector modules for digital radiography, was deepened amid strong revenue growth.

Given that very low signals can be detected, digital x-ray images in highest resolution are possible, with extremely low radiation exposure for patients. The x-ray systems are used for example in operating rooms, as the images are immediately available during surgery.

In the field of computed tomography (CT), austriamicrosystems is working on a new product generation for Siemens Medical, one of the world's leading suppliers of CT systems. Siemens Medical has trusted in austriamicrosystems' specialized know-how for many years, as the excellent image quality of the innovative solutions opens up new opportunities in diagnostics.

ESP Systems Mandatory in the Future, Sustained Leadership in FlexRay

In the automotive industry, austriamicrosystems ranks among the leading suppliers of sensor interfaces for electronic stability programs (ESP). 2007 saw the company continuing to grow in the key markets North America and Europe. The importance of ESP systems is also growing: they are already a standard feature in luxury and midsize models and will become mandatory in the United States from 2012. FlexRay, the innovative data bus technology for braking, suspension and steering systems, developed successfully for austriamicrosystems, even if it will still be some time before the standard is used in the mass market. Leading OEMs are however starting to design systems based on FlexRay. With its sensor interface expertise, austriamicrosystems is strongly positioned here as the leading transceiver vendor.

MEMS Microphones Becoming Standard

In sensor interfaces for MEMS (Micro Electromechanical Systems) microphones, austriamicrosystems defended its position as global market leader – despite the weaker market trends in 2007. The new microphone technology, which is becoming increasingly more widespread, is set to become the standard in mobile phones and will also be used in other mobile devices in the future.

austriamicrosystems is a globally leading vendor in the analog semiconductor market with its sensors and sensor interfaces. austriamicrosystems will make use of the opportunities that are emerging in this growing business segment with new technological developments.

Mobile Entertainment

Many high-end MP3 players, personal media players for music, films and photos and satellite radios use know-how from austriamicrosystems. Customers around the globe value the space-saving IC solutions for mobile entertainment, as they deliver maximum performance and top audio and video quality with lowest power consumption. austriamicrosystems is well positioned in this market – a new product generation with significantly improved features and dramatically reduced power consumption and new application areas create potential for the future.

Two Core Areas: Analog Front Ends and Complete Systems

In mobile entertainment austriamicrosystems supplies analog front end solutions with integrated audio and power management as well as complete systems. The analog front ends with excellent performance have proved their worth in millions of portable devices. Customers not only save valuable space and cost with the integrated power management and audio ICs, but also benefit from excellent sound quality, extremely low power consumption and outstanding play times.

For its system solutions austriamicrosystems integrates all digital and analog functions on a single chip. The complete system contains a high-performance digital processor for processing the digital media data, it combines audio and power management functions with lighting and battery charging and offers a software environment to support the system design. Thanks to their excellent performance and audio quality, extensive features and particularly long play time, the second generation of highly integrated system solutions is now successfully established on the market. In 2007 SanDisk, for example, brought out a range of new miniature MP3 players with high storage capacity which are based on these solutions.

First Class Sound Quality for Entertainment Devices

In consumer electronics portable devices, such as MP3 players, are increasingly replacing classic HiFi systems. They are simply placed in a docking station and connected up to the music system in the home or car. If the quality of portable devices is to meet these high standards, the ICs used must provide a wider range of features, consume less power and be as small as possible. In 2007 austriamicrosystems completed development of a new product generation for mobile entertainment, which was introduced at the beginning of this year. The new ICs offer audio quality of the highest level with a sound comparable to high quality stationary HiFi systems while offering significantly reduced power consumption.

New Applications for Navigation Devices

Navigation devices based on GPS are a rapidly growing market and create new applications in the area of mobile entertainment. For this market segment austriamicrosystems offers IC solutions for audio and power management that are specially designed to meet the requirements of these devices. This enables austriamicrosystems to develop additional business areas. A front end IC from austriamicrosystems was, for example, selected for the world's slimmest navigation device of its class unveiled in fall 2007. Other leading manufacturers are currently evaluating the austriamicrosystems solution.

Mobile Phones Becoming Full-Fledged MP3 Players

The increasing transformation from mobile phones to integrated multimedia devices with camera, MP3 player and other smart features is a technological challenge, opening up further excellent opportunities for austriamicrosystems. Leading mobile phone manufacturers have already realized that MP3 functions in mobile phones represent real added value for consumers – provided that the sound quality is good enough and the play time can compete with that of typical MP3 players.



Microchips from austriamicrosystems are ideal for this market, as they boast first-class sound quality and extremely low power consumption which has their play time approach that of high quality MP3 players. The first products in a new family of media player ICs with innovative IP were launched at the beginning of 2008. They provide first dedicated solutions for integrating high quality MP3 player functions in mobile phones. Additional products especially designed for this application are already under development. Consumers will be able to enjoy the same sound quality on their mobile phones as with their home audio systems. In addition, play times will be up to three times longer than with MP3 solutions available today.

With its solutions for mobile entertainment, austriamicrosystems is strongly positioned among key OEMs in several market segments. The analog mobile entertainment ICs of the future not only provide a wider range of features and deliver highest quality audio signals, but also enable impressive battery life with their substantially lower power consumption and smaller, even more portable devices.

Full Service Foundry

With over 25 years' experience in analog chip design and state-of-the-art manufacturing and test systems, austriamicrosystems has gained a reputation as a premium partner for the production of analog ICs. The 200 mm fab in Unterpremstätten is not only cutting edge in the production of analog and mixed signal circuits, but also high-voltage and high-frequency processes. Customers benefit from the company's global service network and technological expertise of its customer support.

Full Service Foundry: From Idea to Product

Many design houses and integrated device manufacturers but also fabless suppliers design analog microchips, but do not have manufacturing facilities of their own. austriamicrosystems offers these vendors all the services required for production of their designs – such as design support, mask production, wafer fabrication, package assembly and testing – as a one-stop shop.

The Full Service Foundry segment produces analog microchips and provides a range of additional services to fully meet the customers' needs. Applications for the chips produced at austriamicrosystems include product components for GPS receivers and wireless systems for mobile communication, specialty medical devices and sensors for industrial metrology. By completely separating the Full Service Foundry segment from the product-oriented business areas, austriamicrosystems ensures that its customers' intellectual property is protected.

Completion of the state-of-the-art wafer fab expansion at headquarters in Unterpremstätten in spring 2007 saw manufacturing capacity rising from 6,500 to 8,000 WSPM (wafer starts per month). This expansion also benefits the Full Service Foundry segment, as it enables high volume production for foundry customers.

Specialty Processes and Customer Base Expanded

The Full Service Foundry segment continued to develop very well last year. austriamicrosystems strengthened its focus on higher value high-voltage, sensor and high-frequency applications. This concentration on high-margin specialty processes is pursued in close cooperation with the product-oriented business areas of austriamicrosystems. Its expertise in specialty technologies is increasingly helping the company to develop new customer and market segments for the Full Service Foundry business.

Last year, for example, austriamicrosystems prepared and ramped up IC production for Fingerprint Cards AB within a very short time. Based in Sweden, the company is a leading international biometry supplier in the field of security systems. The Full Service Foundry segment manufactures high volumes of a high-quality fingerprint sensor chip for security applications. The chip delivers excellent image quality and is used in access control systems, time or security applications, as an example.

Over the past business year, austriamicrosystems acquired additional foundry customers with the focus in Europe and promoted migration of existing customers from standard to specialty processes. In addition to Fingerprint Cards, the Full Service Foundry segment supports leading suppliers of highly integrated analog ICs, such as Texas Instruments, Analog Devices and Frontier Silicon.

Excellent Design Support

austriamicrosystems is one of the few foundry companies to offer its customers design for manufacturability (DFM) services for analog and mixed signal circuits. They optimize chip design, which means that the chip surface can be used more efficiently. Customers of austriamicrosystems also benefit from the HIT-Kit design environment known throughout the industry that was further developed in 2007.



The technologically advanced know-how gained in the Full Service Foundry segment subsequently benefits the entire company. Contract manufacturing enables austriamicrosystems to use its high-quality infrastructure efficiently and experience from production serves as input for ongoing benchmarking with customers in the Full Service Foundry segment.

Concentrating on positioning the segment as an analog foundry with specialty processes again improved its market position over the past year. austriamicrosystems will continue to strengthen this orientation towards higher value specialty processes and high-margin products in the future.





Investor Relations, Corporate Governance and Executive Bodies

Investor Relations

Corporate Governance

Executive Bodies

Investor Relations

Last year, the austriamicrosystems share (Ticker: AMS) also did not elude the general peer group trends in the semiconductor industry. The share price showed a negative development, particularly after the results for the first six months were announced and the forecast then revised for the full year. The reason for the weaker outlook was unexpectedly lower order and sales developments with certain customers. In addition, the currency developments of the US dollar over the entire year had a negative impact on both sales and profit. This resulted in the share price falling from CHF 84.25 at the beginning of 2007 to CHF 51.25 on December 28, 2007.

It must also be noted that the percentage the share price declined was much greater than the revised forecast for the sales and profit figures. Given the successful continuation of corporate strategy implementation, which can be seen for example in the sustained increase of the gross margin, austriamicrosystems however feels confident in giving shareholders an outlook regarding the opportunities for business and market trends in the coming years.

As in previous years, austriamicrosystems also pursued a comprehensive information policy to international standards in the 2007 business year. With a view to actively communicating with existing and potential new investors and informing the capital market in detail about the development of its business even in a less positive environment, the company issued regular quarterly reports, offered results presentations for analysts, the financial press and institutional investors, and attended major European investor conferences.

The focus of the many road shows and investor meetings was on important financial centers, such as Zurich, London, Frankfurt, Edinburgh, Scandinavia, Vienna and the United States. Shareholders are sent timely updates with the latest financial information and can also make use of the information available on the company website at www.austriamicrosystems.com on the „Investor" tab. In line with international standards, shareholders and other interested parties can download the published annual, half-yearly and quarterly reports in electronic format and further information on the share and its development.

Performance of the austriamicrosystems share in CHF



100
84.25
80
60
40
51.25
January 3, 2007
December 28, 2007

Share Details

ISIN	AT0000920863
Securities number	1808109
Ticker symbol	AMS (SWX Swiss Exchange)

Corporate Governance

austriamicrosystems AG is, as an Austrian company listed in Switzerland, subject to the regulations of the SWX Swiss Exchange's directive concerning information on corporate governance (Swiss Corporate Governance Directive).

In this context, austriamicrosystems AG points out that Austrian Corporate Law differs from the Swiss model in terms of the structure of its corporate bodies, their duties and their accountability. Hereinafter, the Austrian terms for the corporate bodies will be used. Corporations which are not constituted according to the Swiss Code of Obligations are required to meet the regulations of the Swiss Corporate Governance Directive formulated in close reference to the Swiss Code of Obligations along the same lines. Correspondingly, a brief description of the singularities of the Austrian organizational structure follows:

– The Management Board is responsible for company management and representation of the company; it holds the monopoly on company management and representation. The Management Board is not subject to instructions by the shareholders or the Supervisory Board; it acts on its own responsibility and without instructions. Where the Swiss Corporate Governance Directive calls for information on the Executive Board, details on the Management Board are provided along the same lines. Nevertheless, the function of the Management Board does not correspond exactly to that of the Swiss Executive Board.

– The Supervisory Board is in charge of appointing and dismissing the Management Board and, in particular, supervising it. Furthermore, specific transactions also require the Supervisory Board's approval. Where the Swiss Corporate Governance Directive calls for information on the Administrative Board, details on the Supervisory Board are provided along the same lines. Nevertheless, the function of the Supervisory Board does not correspond exactly to that of the Swiss Administrative Board.

– The Shareholders' Meeting as the supreme decision-making body of a company is responsible for appointing and dismissing the members of the Supervisory Board and the appointment of the auditor. Where the Swiss Corporate Governance Directive calls for information on the General Meeting, details on the Shareholders' Meeting are provided along the same lines. The Swiss and Austrian legal systems differ in regard to these two institutions.

As an Austrian company, austriamicrosystems AG has voluntarily committed itself to complying with the regulations of the Austrian Corporate Governance Code. Additional information on this voluntary commitment is provided at the end of this chapter in the section entitled "Austrian Corporate Governance Code".

1 Corporate Structure and Shareholders

1.1 Corporate Structure

austriamicrosystems AG, with headquarters in Unterpremstätten (Austria), has been officially listed on the main segment of the SWX Swiss Exchange since May 17, 2004 (securities number 1808109; ISIN AT0000920863). At the reporting date, the company had a market capitalization of approximately CHF 565 million.

austriamicrosystems AG's business activity is divided into the business segments Products and Foundry & Other.

The Products business segment consists of the Communications, Industry & Medical and Automotive market areas including the Standard Linear product area, while the Foundry & Other business segment comprises the Full Service Foundry area. The business areas are headed by a business area manager responsible for managing the business area within the framework of the strategy defined by the Management Board. He reports directly to austriamicrosystems AG's Management Board. Additional information on the business segments is provided in the Notes to the Consolidated Financial Statements under item 1.

austriamicrosystems AG has active unlisted subsidiaries; there are no listed subsidiaries.

Company	Head Office	Equity in EUR	Percentage of Shares Held
austriamicrosystems Germany GmbH	Munich	314,554	100 %
austriamicrosystems Switzerland AG	Rapperswil	293,024	100 %
austriamicrosystems France S.à.r.l.	Vincennes	-172,190	100 %
austriamicrosystems Italy S.r.l.	Milan	305,619	100 %
austriamicrosystems (United Kingdom) Ltd.	Launceston	61,267	100 %
austriamicrosystems USA, Inc.	San Jose	429,596	100 %
austriamicrosystems Japan Co., Ltd.	Tokyo	38,155	100 %
austriamicrosystems (Philippines), Inc.	Calamba City	148,152	100 %
austriamicrosystems India Pvt. Ltd.	Hyderabad	48,531	100 %

1.2 Major Shareholders

In June 2006, the company was notified that the shareholder Schroders plc, London, United Kingdom, holds 10.01 % of the share capital. In July 2007, the company was notified that the shareholder The Capital Group Companies, Inc., Los Angeles, United States, holds 5.22 % of the share capital. At the reporting date, no other major shareholders were known.

1.3 Cross Shareholding

No cross shareholdings exist at this time.

2 Capital Structure

2.1 Capital

As of December 31, 2007, austriamicrosystems AG's ordinary capital amounted to nominally EUR 26,696,571.54, divided up into 11,020,585 non par value shares with a calculated nominal value of EUR 2.42 per share.

2.2 Authorized and Conditional Capital in Particular

Authorized Capital

At the Shareholders' Meeting on March 29, 2006, the Management Board was authorized to increase the company's share capital by up to nominally EUR 10,925,024.00 through issuing up to 4,510,000 new non par value shares and to set the issue price and terms of issue in consultation with the Supervisory Board.

Conditional Capital

In May 2005, the Shareholders' Meeting authorized the Management Board to increase the share capital by EUR 2,398,203.53 by issuing 990,000 new bearer shares for cash to provide cover for stock options granted to staff members and senior executives in the company and its subsidiaries, excluding the subscription rights of existing shareholders. The terms of issue are based on the provisions of the stock option plan approved by the Management Board on April 22, 2005 (Stock Option Plan 2005).

2.3 Changes in Capital

In total, the austriamicrosystems Group's shareholders' equity amounted to EUR 136.05 million as of December 31, 2005, EUR 168.19 million as of December 31, 2006 and EUR 197.12 million as of December 31, 2007.

Information about the changes in shareholders' equity over the last two reporting years is provided in the section entitled "Consolidated Statement of Changes in Shareholders' Equity for the year ended December 31, 2007" in the financial part of this Annual Report.

2.4 Shares and Participation Certificates

At the reporting date, austriamicrosystems AG's share capital consisted of 11,020,585 common non par value shares issued to bearer with a calculated nominal value of EUR 2.42 per share. Every bearer of a common share has the right to vote and is entitled to receive dividends; there are no preferential rights. All shares are equal in terms of the company's residual assets; all capital was paid in. There are no participation certificates.

2.5 Profit Sharing Certificates

There are no profit-sharing certificates.

2.6 Restrictions on Transferability and Nominee Registration

The company only has bearer shares outstanding. There are no restrictions on transferability or corporate rules on nominee registration.

2.7 Convertible Bonds and Option Plan

On October 31, 2002, the Management Board approved a stock option plan for senior executives and important staff members of austriamicrosystems AG and its subsidiaries. In 2002 to 2005, 200,790 options were issued at an exercise price of EUR 6.00 (EUR 18.00 prior to share split) per share. One option entitles the bearer to buy one share in the company. 33 % of the options can be exercised on the first day of grant at the earliest, 33 % one year later at the earliest and 34 % after two years at the earliest. The last possible exercise date is January 1, 2012.

In 2006, the company exercised an existing option by repurchasing 174,375 of its own shares at EUR 6.00 each to cover its obligation under Stock Option Plan 2002. Of these, 21,494 shares were transferred to staff members and governing bodies in 2007 as a result of option exercises. Therefore, the exercise of options under Stock Option Plan 2002 does not result in an increase in the number of shares issued or in a dilution effect.

On April 22, 2005, the Management Board approved a stock option plan for staff members and senior executives in the company and its subsidiaries (Stock Option Plan 2005). It provides for the issue of a total of 990,000 options over a period of four years. In 2006, 255,881 options were issued, in 2007, 250,844 options. One option entitles the bearer to buy one share in the company. 20 % of the options issued can be exercised a year after issue at the earliest and the remainder in 20 % installments each a further vesting year after issue at the earliest. The last possible exercise date is June 30, 2015. The options' strike price is calculated from the average market price of the austriamicrosystems share over the last three months prior to issue of the stock options minus a discount of 25 %. To fund the options issued, the conditional capital increase described in section 2.2 will be used. The options are non-transferable.

3 Supervisory Board

At the reporting date, austriamicrosystems AG's Supervisory Board was composed of six members, two of which are employee representatives. The members were not employed as members of the company's or a subsidiary's management board and are therefore non-executive.

3.1/3.2/3.3/3.4 Members of the Supervisory Board, Other Activities, Vested Interests, Cross-Involvement, Election and Terms of Office

Insofar as nothing to the contrary is mentioned below, no material activities, vested interests or cross-involvements exist regarding the members of the Supervisory Board.

Under the Corporate Governance Directive and the relevant comment by the SWX Swiss Exchange, activities and vested interests are only indicated in listed Swiss and foreign organizations or ones that operate in a related or the same industry as the company.

Guido Klestil (Chairman), born in 1942, Austrian citizen. Chairman of the Supervisory Board since 1988. Re-elected in 2004, current term of office until 2009. After completing his studies in Communications Engineering, during his 38-year career Klestil held management positions in major international companies in the electrical and electronic industry, including General Manager of ITT Austria, General Manager of Alcatel Austria and member of the Management Board of Austrian Industries. He is member of the Supervisory Board of the Wiener Städtische Versicherung AG (Austria) and deputy chairman of the Supervisory Board of Rodenstock GmbH (Germany) as well as member of the Board of Advisors of the American Chamber of Commerce in Austria.

Corporate Governance

Prof. Siegfried Selberherr (Deputy Chairman), born in 1955, Austrian citizen. Member of the Supervisory Board since March 2001, Deputy Chairman since July 2001. Re-elected in 2004, current term of office until 2009. After completing his studies in Electrical Engineering, Prof. Selberherr earned a doctorate in Technical Sciences. He has been a full professor at the Institute of Microelectronics at the Technische Universität Wien since 1988 and was Dean of the Faculty of Electrical Engineering and Information Technology from 1998 to 2005. Prof. Selberherr is internationally recognized for his research in microelectronics, particularly in the field of technology computer-aided design (TCAD), and works as a consultant for several international semiconductor companies.

Felix R. Ehrat, born in 1957, Swiss citizen. Member of the Supervisory Board since April 2004. Current term of office until 2009. After completing law studies with the Dr.jur. and LL.M. degrees, Felix Ehrat joined the Bär & Karrer law firm headquartered in Zurich. He was Managing Partner of the firm from 2000 to 2003 and has been Senior Partner since 2003. His positions include chairman of the Administrative Board of Banca del Gottardo (Switzerland), vice chairman of the Administrative Board of Charles Vögele Holding AG (Switzerland) and member of the Administrative Board of Carlo Gavazzi Holding AG (Switzerland); the latter two are listed on the SWX Swiss Exchange.

Klaus Iffland, born in 1956, German citizen. Member of the Supervisory Board since March 2006, current term of office until 2009. Having graduated in Mechanical Engineering and Business Studies, Klaus Iffland held executive positions at Audi AG in production, development and purchasing, and was head of purchasing from 1996. Since 2002 he has held executive positions at Magna International, a leading worldwide automotive supplier, first at Magna Steyr Fahrzeugtechnik, and from 2004 to 2006 as President of the Magna Group Intier Automotive Europe and Magna Closures. Since 2007 first as VP Purchasing at Magna International Europe and VP Procurement & Supply at Magna Steyr, then as VP Global Purchasing Magna International Europe.

Johann Eitner (Employee Representative), born in 1957, Austrian citizen. Member of the Supervisory Board since July 1994. Re-elected in 2004, current term of office until 2009. Chairman of the Workers' Council and Employee Representative on the Supervisory Board since 1994. During his 32-year career, Johann Eitner has been employed as an electrician in various positions and, since 1984, as supervisor in the mask lithography department. He was trained as an electrician.

Günter Kneffel ((Employee Representative), born in 1968, Austrian citizen. Member of the Supervisory Board since March 1999. Re-elected in 2004, current term of office until 2009. Since 1999, Chairman of the Employee Council and Employee Representative on the Supervisory Board. After completing his studies in RF Engineering and Electronics, Günter Kneffel gained more than 15 years of professional experience as a process engineer for photolithography.

Unless decided otherwise by the Shareholders' Meeting, members of the Supervisory Board are elected for the longest term possible in accordance with the Austrian Stock Corporation Act, i.e. until the end of the Shareholders' Meeting deciding on their discharge for the fourth business year after the election. To that purpose, the business year in which they were elected is not included in the calculation. The Articles of Association do not stipulate any staggering of the Supervisory Board members' term of office.

3.5 Internal Organization

3.5.1 Allocation of tasks in the Supervisory Board

The Management Board and the Supervisory Board have rules of procedure. The Supervisory Board has a chairman and a deputy chairman. The Supervisory Board can appoint one or more committees from its midst for the purpose of preparing its negotiations and resolutions or monitoring the implementation of its resolutions. The Supervisory Board of austriamicrosystems AG has formed the following three committees: Staff Committee, Financial Audit Committee and Emergency Committee.

3.5.2 Members list, tasks and area of responsibility for all committees of the Supervisory Board

– Staff Committee:

The Staff Committee is responsible for negotiating and passing resolutions on the relationship between the company and the members of the Management Board (pre-selection and nomination of members of the Management Board, preparation of appointments and dismissals, preparation of the employment contracts for members and determination of the remuneration for the Management Board, etc.). Guido Klestil (Chairman) and Siegfried Selberherr are members of this committee.

– Financial Audit Committee:

The Financial Audit Committee is in charge of examining the annual financial statements, the management report and the proposal on the appropriation of profits, preparing the reports to be submitted to the Shareholders' Meeting and discussing the audit report with the auditor. The members of this committee are Guido Klestil (Chairman), Felix R. Ehrat and Johann C. Eitner.

– Emergency Committee:

This committee was formed as part of the implementation of Rule 39 of the Austrian Corporate Governance Code (see section "Austrian Corporate Governance Code" at the end of this chapter). The Emergency Committee is set up to discuss the affairs of the Supervisory Board in case of imminent danger ("danger in delay") and, if the situation absolutely requires it, to decide on them. The members of this committee are Guido Klestil (Chairman), Siegfried Selberherr and Günter Kneffel.

3.5.3 Work methods of the Supervisory Board and its committees

The meetings of the Supervisory Board are presided over by the Chairman and, in his absence, by the Deputy Chairman. Resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Chairman's vote is decisive.

The Management Board generally attends the Supervisory Board's meetings. Unless the chairman of the meeting decides otherwise, the Management Board is merely granted an advisory vote. The Supervisory Board is entitled to request written reports on corporate affairs and managerial issues from the Management Board at any time.

A committee is entitled to adopt a resolution which is binding for the Supervisory Board only in cases where the committee has been granted such decision-making power by the Supervisory Board in advance. The Supervisory Board appoints a committee member as Committee Chairman and an additional committee member as the Chairman's deputy. Committee resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Committee Chairman's vote is decisive.

The Supervisory Board normally convenes five times a year. During the past year, the Supervisory Board convened a total of five times with each meeting lasting around four hours. The Financial Audit Committee convened twice and its meetings each lasted about two hours. The Staff Committee convened two times with each meeting lasting on average around two hours. The Emergency Committee convened once for about an hour.

3.6 Definition of Area of Responsibility

austriamicrosystems AG's Management Board acts on its own responsibility and is not subject to instructions from the shareholders or the Supervisory Board. Specific legal transactions individually listed in the Austrian Stock Corporation Act require approval by the Supervisory Board.

The Supervisory Board supervises the business conduct of the Management Board. The Management Board aligns the company's strategic orientation with the Supervisory Board and discusses the status of strategy implementation with the Supervisory Board at regular intervals.

3.7 Information and Control Instruments vis-à-vis the Management Board

The company possesses a Risk Management System and a Management Information System (MIS). Within the framework of the Risk Management System, recognizable risks in numerous areas of the company are regularly compiled and assessed. The major results are subsequently evaluated by the Management Board and brought to the attention of the Supervisory Board. The company's MIS compiles a multitude of performance indicators from various areas of the company as well as comprehensive financial information and promptly makes them available to Management as processed files in electronic form.

4 Management Board

4.1/4.2 Members of the Management Board, Other Activities and Vested Interests

Insofar as nothing to the contrary is mentioned below, no material activities or vested interests exist regarding the members of the Management Board.

John A. Heugle, MSc, born in 1958, US citizen. Chairman of the Management Board since April 2002. During his 24-year career, John A. Heugle worked in Europe, the United States and Asia and has been with austriamicrosystems AG since 2002. He has held a series of management positions in companies in the electronics and telecommunications sectors, such as Molex Inc., Stocko Metallwarenfabriken GmbH and Krone AG. John A. Heugle studied Metallurgical Engineering at the University of Oklahoma (Bachelor of Science) and Material Science at Northwestern University (Master of Science) in the United States.

Michael Wachsler-Markowitsch, born in 1968, Austrian citizen. Member of the Board responsible for finance since February 2004. Michael Wachsler-Markowitsch has been with austriamicrosystems AG since 2001, holding the position of Chief Financial Officer since 2003. In his more than ten-year career, he was finance director of Ahead Communications AG and worked as a consultant and auditor for international mandates at KPMG Austria. He has extensive experience in controlling, corporate finance and tax consultancy. Michael Wachsler-Markowitsch studied Business Administration at the Wirtschaftsuniversität Wien (Magister) and founded Dynaconsult GmbH, an IT consulting firm, during the same period. He is member of the Management Board of the Styrian Federation of Industry and heads the representative body for the electrical and electronics industries at the Styrian Chamber of Commerce.

4.3 Management Contracts

There are currently no management contracts.

5 Compensation, Shareholdings and Loans

5.1 Content and Method of Determining Compensation and Share Ownership Programs

The Shareholders' Meeting is in charge of determining the remuneration of the company's Supervisory Board. A shareholder may submit a proposal for resolution to the Shareholders' Meeting.

The remuneration and share ownership programs of the individual Management Board members are determined annually by the Supervisory Board's Staff Committee. The Supervisory Board is not informed separately about the developments in this process. The Management Board members do not have a right to attend the Staff Committee meetings. External advisers are not consulted.

The amount of the variable part of the remuneration is determined according to the fulfillment of annually determined performance targets for the members of the Management Board. This is based solely on the level of achievement of the budget for the relevant business year in terms of sales and earnings with the achievement of budget taken into account at 50% each for sales and earnings. The determination of the annual compensation includes an external benchmarking of the remuneration and remuneration structure with comparable positions in selected sectors on a national basis.

Further details are given in the Notes to the Consolidated Financial Statements under item 25. In the period under review, the variable part of the remuneration was 0% of the basic remuneration for the CEO and 0% of the basic remuneration for the Management Board in total.

5.2 Transparency in Compensation, Shareholdings and Loans for Issuers Based Abroad

Regarding compensation for acting Board members, further details are given in the Notes to the Consolidated Financial Statements under item 25.

Retired Board members were not granted any termination pay. In the year under review, former Board members were not granted any compensation.

6 Shareholders' Right of Participation

6.1 Voting Rights and Representation Restrictions

All shareholders of austriamicrosystems AG hold common bearer shares. Every share entitles its bearer to one vote at the Shareholders' Meeting. There are no voting right restrictions. Voting by proxy is only possible with a written power of attorney which remains with the company.

6.2 Statutory Quorums

The resolutions passed by the Shareholders' Meeting require the majority of the votes cast (simple majority) insofar as the Austrian Stock Corporation Act or the Articles of Association do not foresee a larger majority or additional requirements. austriamicrosystems AG's Articles of Association do not call for a higher number of votes than those required by the Austrian Stock Corporation Act.

6.3 Convocation of the Shareholders' Meeting

Pursuant to the Austrian Stock Corporation Act, the Shareholders' Meeting is convened by the Management Board. In accordance with the company's Articles of Association, the Shareholders' Meeting shall be convened at least 20 days prior to the appointed date. The convocation is published in the "Wiener Zeitung" and announced in "Finanz & Wirtschaft".

6.4 Agenda

In compliance with the Austrian Stock Corporation Act, the agenda of the Shareholders' Meeting is published in connection with the convocation of said meeting. In any case, the agenda must be disclosed at least seven days prior to the day on which the shares must be deposited for participating in the Shareholders' Meeting. Should the passing of a certain resolution require a qualified majority, this resolution must be disclosed 14 days prior to the day of the Shareholders' Meeting. A minority of 5 % of the ordinary capital may demand that the agenda of a previously convened Shareholders' Meeting be supplemented, but only in case the request is filed early enough so that the above-mentioned time limits can be complied with.

6.5 Inscriptions into the Share Register

The company only has bearer shares outstanding and therefore does not keep a share register.

7 Changes of Control and Defense Measures

7.1 Duty to Make an Offer

Since austriamicrosystems AG is an Austrian corporation listed in Switzerland, the regulations of the Swiss Federal Law on Securities Exchanges and Securities Trading regarding offer obligations do not apply. Furthermore, the regulations of Austrian takeover law relating to offer obligations do not apply to austriamicrosystems AG. The Articles of Association of austriamicrosystems AG do not contain any provisions regarding offer obligations.

7.2 Clauses on Change of Control

There are no change of control clauses.

8 Auditors

8.1 Duration of the Mandate and Term of Office of the Lead Auditor

The existing auditing mandate was assumed by KPMG Alpen-Treuhand GmbH, now KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, in 2005. Its election as auditor for the year under review was confirmed at the Shareholders' Meeting on March 29, 2006. The chief auditor, Helmut Kerschbaumer, who is responsible for this mandate, took office in 2005.

8.2 Auditing Fees

The auditing firm charged auditing fees amounting to EUR 67,300 during the year under review.

8.3 Additional Fees

The auditing firm did not charge any fees for additional consulting services during the year under review.

8.4 Supervisory and Control Instruments Pertaining to the Audit

The auditor reports regularly to the Supervisory Board's Financial Audit Committee both orally and in writing. In the period under review, the auditor attended two Supervisory Board meetings and two Financial Audit Committee meetings.

The auditor is monitored and evaluated by the Supervisory Board's Financial Audit Committee at regular intervals. The auditor is selected on the basis of a tendering process that takes a catalog of criteria into account. The auditor's remuneration is checked regularly against prevailing market fees. The lead auditor for the company rotates every five years.

9 Information Policy

austriamicrosystems AG is committed to an open and transparent information policy towards the stakeholders. All important information on the development of business and the share price (reports, financial calendar and share price data) is available on the company website www.austriamicrosystems.com under the "Investor" tab.

The company's ad-hoc publications are available at www.austriamicrosystems.com/08ir/ir_ad_hoc.htm and can be subscribed at www.austriamicrosystems.com/08ir/ir_subscribe.htm. Share price influencing events are published promptly through the media and on the website. austriamicrosystems AG issues quarterly reports regarding the development of its business. The publications are made available in electronic form. The Annual Report can also be obtained in a printed version. For the company's contact details, refer to the publishing information at the end of this Annual Report.

Austrian Corporate Governance Code

As an Austrian stock company, austriamicrosystems AG has committed itself to complying with the Austrian Corporate Governance Code in a declaration of commitment. This code represents a voluntary commitment of companies to the principles of transparent corporate governance and contains corresponding recommendations. The code is available on the internet in electronic form on the website www.fma.gv.at, under the topic of Corporate Governance, menu item: Österreichischer Corporate Governance Code.

However, since austriamicrosystems AG is not listed in Austria, it has – in compliance with the principle of the Preamble of the Austrian Corporate Governance Code – in its declaration of commitment exempted itself from those guidelines of the Austrian Corporate Governance Code which are based on the provisions of the Austrian Stock Corporation Act or closely associated with it. Furthermore, austriamicrosystems AG has stated the following additional deviations from the recommendations of the Austrian Corporate Governance Code in its declaration of commitment:

- Rule 38, 57: In the interest of ensuring the continuity of corporate management, the company does not consider the introduction of formal age limits for members of the Management Board and the Supervisory Board necessary. The issue is decided in individual cases by the Supervisory Board or the Shareholders' Meeting.
- Rule 54: The application of this rule cannot be determined by the company, since the Shareholders' Meeting decides on the composition of the Supervisory Board without any reservations.
- Rule 28: The resolution on stock option plans for the Management Board required by this rule is effected by the Supervisory Board's Staff Committee in the interest of a consistent remuneration policy for members of the Management Board.



Executive Bodies

Management Board

John A. Heugle (CEO)

Michael Wachsler-Markowitsch (CFO)

Supervisory Board

Guido Klestil (Chairman)

Siegfried Selberherr (Deputy Chairman)

Felix R. Ehrat

Klaus Iffland

Johann Eitner (Employee Representative)

Günter Kneffel (Employee Representative)


Cu

Contents

Financial Information

Group Management Report 2007

1 Overview of the ecnonomic environment and the past financial year

In 2007, the global semiconductor industry was not able to continue the growth trend of the previous years. Following the high market growth from 2004 to 2006, solid growth had been expected for 2007 at first. During the year, the trend slowed down significantly and the global semiconductor market grew only on a USD basis by 3.2% from USD 248 bn in 2006 to USD 256 bn in 2007. The relevant market segment for austriamicrosystems, analog semiconductors, even encountered demand problems and contracted slightly by 1.3% to a volume of USD 36.5 bn (previous year: USD 36.9 bn)[1]. On a EUR basis, the market contracted significantly more by over 9%.

austriamicrosystems was also affected by this worldwide development and experienced – against its expectations – a slight decline in revenues of 1.3% compared to the previous year. This negative development was driven by the significant weakening of the USD versus the EUR over the course of 2007. As about half of the company's revenues are invoiced in USD, the unfavorable development of the currency exchange rate had a negative impact on full year revenues. On a USD basis, however, the company realized a low level of growth and was able to gain further market share.

With a combination of newly introduced products and existing ICs and derivatives, austriamicrosystems was able to achieve further success in the market. At the same time, the year 2007 reflected anticipated effects from product changes and product ramp-ups as well as customers' order behavior. In the past financial year, these factors were responsible for the negative development in revenues, operating result and net result compared to the previous year. Its clear positioning in the analog semiconductor sector, however, enabled austriamicrosystems to consolidate its position as a market-leading supplier of both high-performance standard and customized products and gain market share on a USD basis. Focused on broadening its standard product portfolio and expanding its worldwide customer base, the company was again successful in its markets in the past year.

25 years of experience in the analog segment together with a global presence give austriamicro-systems an edge over the competition. The company's customers appreciate its in-depth expertise in the development of analog microchips with low power consumption and very high accuracy. Further expansion of the company's worldwide sales and development network will open up the necessary opportunities to participate in the growth markets in Europe, Asia and North America and to continue to grow faster than the market.

[1] Source: WSTS, Dec. 2007

A value driver in austriamicrosystems' corporate strategy is the focus on platform developments and derivatives. The development of standard product families on a common basis gives the company the opportunity to distribute the high development costs across a range of products for related applications, thus achieving attractive contribution margins from higher volumes while at the same time reducing risks.

In the Products business segment, which comprises the communications, industrial, medical and automotive markets, austriamicrosystems is excellently positioned with high-performance products for power and lighting management in handheld devices and LCD displays as well as solutions for mobile entertainment. Its leadership in lighting management for mobile handsets was illustrated by last year's successful product ramp-up for the new key customers Nokia, the clear worldwide leader in the mobile handset market, and SonyEricsson. In mobile entertainment, SanDisk, a leader in the MP3 market, successfully introduced further high-capacity MP3 players with an exceptional small form factor which are based on an audio sub-system from austriamicrosystems. These successes confirm austriamicrosystems' strong position in integrated solutions for the global communications market.

The industrial market area continued to grow based on sensor interfaces for industrial automation applications. The product portfolio was expanded particularly in rotary encoders, enabling austriamicrosystems to maintain its leading position in a broad spectrum of applications.

Similarly, the medical market area recorded another successful year. Significant growth was achieved in particular with Trixell, a joint venture of Siemens, Philips and Thales which is the world market leader in digital x-ray sensor technology, and the strategic partnership could be deepened.

The automotive market area also showed a positive development in the past year, particularly based on complex sensor interfaces for security systems, entry systems and the ramp-up of a product for pedal position measurement in vehicles. Through early R&D investments, austriamicrosystems has a strong presence in the FlexRay market, the upcoming standard for data bus systems in vehicles. Market interest for FlexRay solutions increased strongly in the past year and austriamicrosystems was able to strengthen its leading position in this area.

The Foundry business segment which manufactures microchips designed by its customers is a one-stop shop, providing a full range of services from development support to final testing besides state-of-the-art manufacturing. Based on this concept, austriamicrosystems was able to strengthen its position as a leading analog foundry with focus on specialty processes.

In operations, the capacity increase of the advanced 200-mm wafer production from 6,500 to 8,000 WSPM (wafer starts per month) was successfully completed during the first quarter of 2007. This capacity increase enables ongoing cost advantages in manufacturing and is part of austriamicrosystems' production strategy, serving as an important basis for growth in the years to come.

In the past financial year, an extraordinary success with broad implications for the future was achieved by forming a development and production partnership with IBM for an innovative next-generation high-voltage CMOS process technology which can be used in a wide range of entertainment, automotive, industrial and medical applications. IBM and austriamicrosystems will advance IBM's leading 0.18-µm RF-CMOS process by integrating austriamicrosystems' proprietary high-voltage module. The start of production is scheduled for 2009 in IBM's 200-mm wafer fab in Essex Junction, Vermont, while the technology can be transferred to austriamicrosystems' wafer fab at a later date.

2 Business results

2.1 Development of revenues

Revenues for the financial year 2007 showed a slight decline of 1.3% compared to 2006. Primarily responsible for this result were the development of the EUR/USD exchange rate, as around half of the group's revenues are earned in USD, as well as a revenue weakness in the Communications business which was mainly due to changes in the customer base. Consolidated group revenues thus decreased to EUR 193.9 m in 2007 (2006: EUR 196.4 m).

The revenue breakdown by markets is as follows:

in millions of EUR	2007	2006	Change in %
Communications	48.4	58.9	-18%
Industry & Medical	81.7	75.1	9%
Automotive	31.1	29.3	6%
Full Service Foundry	32.7	33.1	-1%



Industry & Medical 42%
Communications 25%
Full Service Foundry 17%
Automotive 16%

The currency exchange rate development and the weakness in the Communications business also affected the distribution of revenues by regions. Whereas austriamicrosystems experienced some growth with new and existing customers in Europe, the Asia/Pacific region stayed below previous year's revenues and behind expectations. The expansion of the sales and distribution network in this region still enabled the acquisition of new customers and a stronger market penetration, allowing this region to become a growth driver for austriamicrosystems again in the future.

The revenue breakdown by regions is as follows:

in millions of EUR	2007	2006	Change in %
EMEA	119.4	112.2	6%
Americas	29.3	28.6	2%
Asia/Pacific	45.3	55.6	-19%

2.2 Orders received and order backlog

On a year-end basis, the total order backlog dropped by 25% from EUR 55.2 m in 2006 to EUR 41.2 m in 2007. Orders booked also decreased by 8% from EUR 196.7 m to EUR 180.0 m due to an increasing supply to customers via consignment stock (orders received at the time of realization of revenues) and to more cautious ordering patterns on the part of some market participants.

Development of revenues and orders:

in millions of EUR	2007	2006	Change in %
Revenues	193.9	196.4	-1%
Orders received	180.0	196.7	- 8%
Total order backlog	41.2	55.2	- 25%

2.3 Earnings

The gross profit on revenues rose to EUR 97.7 m in 2007 compared with EUR 93.8 m in the previous year. This growth is due to economies of scale from further expansion of the 200-mm wafer production line and a more favorable product mix. The gross margin thus climbed to 50% in 2007 over 48% in the previous year. Selling and administrative expenses as well as research and development costs rose due to new R&D projects. Higher personnel costs based on an increase of employees accounted for the majority of the increase.

Due to the decrease in revenues and further increased costs in operations, the operating result (EBIT) decreased by EUR 5.4 m to EUR 28.0 m. Simultaneously with the decrease in the EBIT, the EBITDA (operating result before depreciation) also decreased by EUR 6.1 m to EUR 48.6 m.

The utilization of certain historic write-downs since 2005 substantially reduced the tax base in 2007 and resulted in a tax expense of EUR 0.8 m. Furthermore, under IFRS, the utilization of additional tax loss carry-forwards from the past will enable the deferred tax asset in the consolidated balance sheet to remain materially unchanged for the future.

The net income showed a decrease to EUR 26.3 m in 2007 from EUR 31.7 m in 2006. Return on equity decreased accordingly from 19% to 13% and return on revenues also sank from 16% to 14%.

in millions of EUR	2007	2006	Change in %
Gross profit on revenues	97.7	93.8	4%
Gross margin	50%	48%	
EBITDA	48.6	54.7	-11%
Operating result (EBIT)	28.0	33.4	-16%
EBIT margin	14%	17%	
Financial result	-0.9	-1.1	23%
Income before tax	27.1	32.3	-16%
Net income	26.3	31.7	-17%
Return on equity	13%	19%	
Return on revenues	14%	16%	

2.4 Assets and financial position

The balance sheet structure shows a high ratio of fixed to total assets, given the industry involved. The share of intangibles and property, plant and equipment in the total assets was 47% changing only slightly from 50% in 2006. The investments in fixed assets affecting cash (capital expenditures) of EUR 36.0 m were above the current depreciation of EUR 21.5 m. Due to further increases in manufacturing capacity in the wafer production and in testing capacity, the investments affecting the cash-to-revenue ratio increased from 12% in 2006 to 19% in 2007. The equity-to-fixed-assets ratio reached 135% in the last year compared to 116% in the previous year.

The non-current assets include a deferred tax asset of EUR 31.0 m (previous year: EUR 31.0 m). Under current tax legislation, these can be carried forward indefinitely but are expected to be used to offset income tax over the next five years.

Inventories amounted to EUR 49.1 m at the end of 2007 (2006: EUR 32.2 m). This increase resulted from higher capacity and the following increase of unfinished goods in the production process as well as a build-up of minimum stock levels of finished goods for standard products reflecting the shorter order cycles of our customers. Because of seasonal effects – as in the previous years – inventories are lower at year end than during the year.

Also due to seasonality, trade receivables develop inversely and reach a higher level at year end than at the end of the quarters given higher revenues in the fourth quarter. At year end 2007, trade receivables amounted to EUR 56.0 m (2006: EUR 52.9 m).

The positive development of the company's business in 2007 significantly increased the group's equity by 17% to EUR 197.1 m. Therefore the equity ratio rose to 63%.

Over the same period, financial liabilities increased by EUR 9.3 m from EUR 40.9 m to EUR 50.2 m. On the balance sheet date, net debt amounted to EUR 27.1 m, which was 50% above the previous year's level of EUR 18.1 m. Consequently, the debt-to-equity ratio increased slightly to 25% from 24% in the previous year.

Assets (in millions of EUR)	2007	2006	Equity and liabilities (in millions of EUR)	2007	2006
Inventories	49.1	32.2	Financial liabilities	50.2	40.9
Trade receivables	56.0	52.9	Trade liabilities	21.4	42.1
Other current assets	29.3	28.0	Other liabilities	28.8	27.1
Fixed assets	146.0	145.4	Provisions	13.9	11.1
Deferred tax asset	31.0	31.0	Shareholders' equity	197.1	168.2
Total assets	**311.4**	**289.4**	**Total liabilities**	**311.4**	**289.4**

Assets
(in millions of EUR)


311.4
289.4
9%
47%
10%
10%
50%
11%
2007
2006
Inventories
Trade receivables
Other current assets
Fixed assets
Deferred tax assets

Equity and liabilities
(in millions of EUR)


311.4
289.4
9%
4%
63%
9%
4%
2007
2006
Financial liabilities
Trade liabilities
Other liabilities
Provisions
Shareholders' equity

	2007	2006
Equity ratio	63%	58%
Debt-to-equity ratio	25%	24%
Equity-to-fixed-assets ratio	135%	116%

2.5 Cash flow

The operating cash flow reached EUR 27.0 m in 2007 compared to EUR 42.4 m in the previous year. The decrease resulted primarily from the increase in finished and unfinished goods. The cash flow from investing activities was EUR -33.3 m with expenses of EUR 36.0 m for additions to intangible assets, property, plant and equipment (2006: EUR 24.3 m). Of the cash flow from financing activities, EUR 10.2 m were used to repay the long-term debt from the construction of the wafer fab. The free cash flow amounted to EUR -6.3 m. A smaller portion of the investments was therefore covered by short-term financing which is planned to be repaid in 2008.

The company's liquidity slightly increased in 2007. Liquid funds including short-term investments increased from EUR 22.8m at the end of 2006 to EUR 23.1m at the end of 2007.

in millions of EUR	2007	2006	Change in %
Operating cash flow	27.0	42.4	-36%
Cash flow from investing activities	-33.3	-24.9	-34%
Free cash flow	-6.3	17.4	-136%
Cash flow from financing activities	7.6	-21.0	136%
Cash and cash equivalents	19.1	17.7	8%

3 Research and development

austriamicrosystems' technological leadership in the design and manufacturing of analog ICs is based on intensive research and development work spanning over 25 years. In order to maintain this leading position, the company increased research and development spending significantly even in the difficult year 2007 and despite the weakness in revenues. This year's spending reached EUR 43.2 m compared with EUR 37.5 m in 2006. Therefore the decrease in result in 2007 compared to 2006 is to a large extent due to the increase in R&D expenditures which form the basis for the company's future development. At the same time, the systematic implementation of the platform and derivative concept allowed an unprecedented number of new standard products to be launched.

austriamicrosystems succeeded in recruiting additional highly qualified and experienced employees in 2007 who are particularly important for research and development in the analog segment. In the field of process technologies, research and ongoing development focus on specialty variants of CMOS and SiGe processes for high-voltage and high-frequency applications. The release of several advanced manufacturing processes supported the ongoing development of innovative products.

The research findings again allowed filing of a number of international patents and publication of numerous papers in international specialist journals and at trade conferences over the past financial year.

4 Purchasing and manufacturing

In purchasing, the rising price of electricity and an increase in costs for assembly service providers resulted in additional expenses which could nevertheless be absorbed to a large extent. As a whole, the cost pressure in manufacturing remained unchanged at a high level.

During the last year, production capacity was increased through the expansion of 200-mm wafer production and additional test equipment to safeguard the positive business development and position the company with a view to further growth. An average capacity utilization of nearly 100% was achieved across all manufacturing areas in 2007 (2006: 99%).

5 Employees

On average, the austriamicrosystems Group had 1,071 employees in 2007 (2006: 983) of which 881 worked at the Unterpremstätten location (2006: 846).

austriamicrosystems recognizes its responsibility as one of the most important employers in the region. In 2007, the company again offered a broad range of internal and external training and development programs for all employee groups and provided additional apprenticeship training positions.

austriamicrosystems attempts to retain its employees in the long term with remuneration systems such as the stock option plan newly introduced in 2005. Active internal corporate and employee communication intends to ensure employee motivation.

6 Environment

A responsible attitude towards the environment is a basic ethical principle at austriamicrosystems. The company is dedicated to meeting the highest quality and ecological standards as well as making conservative use of resources and the environment. austriamicrosystems has been certified to ISO 14001:2004 and EMAS (Eco-Management and Audit Scheme), the European system for environmental management, for some time now.

7 Subsidiaries and branch facilities

austriamicrosystems currently has subsidiaries in Switzerland, Italy, Germany, France, the United Kingdom, the USA, the Philippines, Japan and India. The subsidiaries in Switzerland, Italy and the United Kingdom carry out development and sales activities, while the subsidiaries in Germany, France, the USA and Japan solely operate in the fields of sales and technical support. The subsidiary in the Philippines was formed in 2005 to increase capacity in testing. The new design center in Hyderabad, India, was formed in 2006 focusing on embedded software and analog-related digital design. Branch facilities exist in Hong Kong, Singapore, Korea, China, Taiwan and Malaysia.

8 Risk management

Operating on a global level, the austriamicrosystems Group is exposed to a variety of risks that are inextricably linked to business activities. In order to identify, evaluate and counteract these risks in a timely manner, austriamicrosystems has developed and implemented tight internal risk management systems. The risk management process in place requires the business units to constantly monitor and evaluate risks. Regular risk reports are prepared for the management and Supervisory Boards. This ensures that major risks are identified and counteraction can be taken at an early stage.

Business interruption risk

The company's state-of-the-art 200-mm manufacturing facility only went into operation in 2002, therefore the risk of breakdowns or prolonged downtime is relatively low. In addition, this risk is being taken into account by adopting a proactive approach to preventive maintenance. The business interruption risk is also insured for the replacement price and against loss of earnings for 18 months. austriamicrosystems' insurer, FM Global, has awarded the company – as one of few semiconductor manufacturers – the HPR (highly protected risk) status.

Financial risks

Risk management is handled centrally by the treasury department in accordance with guidelines issued by the management board. These detailed internal guidelines regulate responsibility and action parameters for the areas affected. The treasury department evaluates and hedges financial risks in close cooperation with the business units.

Receivables and credit risk

austriamicrosystems operates a strict credit policy. The creditworthiness of existing customers is constantly checked and new customers undergo credit evaluation. Under austriamicrosystems' treasury and risk management policy, investments in liquid securities and transactions involving derivative financial instruments are only carried out with financial institutions that have high credit ratings. At the balance sheet date there were no significant concentrations of credit risk.

Interest rate risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the interest rate risk is reduced by fixed-interest borrowings. On the liability side, 17% of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (83%), 36% will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign exchange risk

Financial transactions in the semiconductor industry are predominantly carried out in USD. To hedge the currency risk, all transaction and conversion risks are constantly monitored. Within the group, cash flow streams in the same currency are offset (netting). Currency fluctuations during foreign currency transactions mainly concern the USD and JPY. In order to hedge the remaining receivables positions, the company employs derivative financial instruments to a certain extent. These instruments mainly involve forward exchange transactions, interest and currency options as well as interest and currency swaps. The use of derivative financial instruments and contracts to fix future exchange rates for foreign currency assets and liabilities substantially reduces the risk of changes in currency exchange rates for austriamicrosystems.

Product liability and quality risk

The products manufactured by austriamicrosystems are integrated in complex electronic systems. Faults or functional defects in the products produced by austriamicrosystems may have a direct or indirect effect on the property, health or life of third parties. The company is not in a position to reduce or exclude its liability towards consumers or third parties in sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function. In spite of quality control systems certified to ISO/TS 16949, ISO/TS 13485, ISO 9001 and ISO 14001, product defects may occur and possibly only show after installation and use of the finished products. Although this risk has been appropriately insured, quality problems could negatively impact austriamicro-systems' assets, financial and earnings position.

Patent infringement risk

austriamicrosystems manufactures complex microchips using various process technologies, line widths and production facilities. Like industry competitors, the company constantly has to develop these technologies further. Should austriamicrosystems infringe any additional patents while consistently monitoring processes, production methods and design blocks protected under patent law as well as related comprehensive licensing, this may negatively impact the assets, financial and earnings position of the company as well as the austriamicrosystems share price.

9 Events after the balance sheet date

On January 3, 2008, austriamicrosystems acquired a minority interest of 25% in New Scale Technologies, Inc. based in Victor, NY, for an investment of USD 6 m.

The investment supports a strategic partnership for the development of products and business areas in which austriamicrosystems' analog high-performance ICs will be integrated into New Scale's patented piezo-electrical SQUIGGLE motors to create disruptively small micro motor systems. Application opportunities for these motor systems in the areas of autofocus and optical zoom modules for mobile handset cameras, actuators for electronic locks, microfluidic pumps for medical appliances and active control systems for automobile components are actively pursued as part of the strategic partnership.

10 Outlook

Particularly in view of the production ramp-up for newly acquired customers such as Nokia, a positive development of the business is expected by the company for 2008. Market researchers for the worldwide semiconductor market expect market volume growth in the analog segment again in the current year despite an expected cautious but still positive development of the world economy.

For austriamicrosystems, this situation together with increased sales activities in important geographical markets creates a favorable environment for further growth. Main growth areas for the company are again expected to be in Asia and Europe. Should, however, the worldwide demand for semiconductors show a significantly weaker performance in 2008 than currently anticipated, the development of austriamicrosystems' business would likely be affected as well.

Several important market segments, such as medical devices, mobile communications and portable entertainment systems, as well as the integration of camera and audio functionalities into mobile handsets have austriamicrosystems expect ongoing meaningful growth over the coming years. In these areas, austriamicrosystems is well positioned with innovative products and development projects. Further broadening of its international customer base should also play a significant role in the company's continuing success.

austriamicrosystems therefore sees good potential for continued growth in revenues in 2008. Despite constantly rising personnel, energy and purchasing costs, the company also expects a substantial improvement in the earnings potential.

Unterpremstätten, February 1, 2008

John A. Heugle
CEO

Michael Wachsler-Markowitsch
CFO

Consolidated Income Statement acc. to IFRS

for the year ended December 31, 2007

in thousands of EUR (except earnings per share, which are in EUR)	Note	2007	2006
Revenues	1	193,925	196,402
Cost of sales		-96,183	-102,590
Gross profit		**97,742**	**93,811**
Research and development		-43,153	-37,471
Selling, general and administrative		-32,208	-26,670
Other operating income	2	6,415	4,399
Other operating expense	3	-772	-648
Result from operations		**28,025**	**33,422**
Net financing cost	4	-860	-1,116
Income before tax		**27,164**	**32,306**
Income tax expense	5	-829	-591
Net income		**26,335**	**31,716**
Basic earnings per share	21	2.42	2.91
Diluted earnings per share	21	2.41	2.91

II Consolidated Balance Sheet acc. to IFRS
as of December 31, 2007

in thousands of EUR	Note	Dec. 31, 2007	Dec. 31, 2006
Assets			
Cash and cash equivalents	6	19,138	17,742
Short-term investments	12	3,968	5,022
Trade receivables	7	55,974	52,886
Inventories	8	49,087	32,179
Other receivables and assets	9	6,226	5,199
Total current assets		**134,393**	**113,028**
Property, plant and equipment	10	136,211	135,825
Intangible assets	11	8,640	9,575
Investments and securities	12	1	1
Deferred tax assets	13	30,953	30,953
Other long-term assets	14	1,170	0
Total non-current assets		**176,975**	**176,353**
Total assets		**311,368**	**289,381**
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings	15	34,231	25,826
Trade liabilities		21,411	42,137
Provisions	16	13,900	11,074
Other liabilities	18	15,595	14,020
Total current liabilities		**85,137**	**93,056**
Interest-bearing loans and borrowings	15	15,940	15,042
Employee benefits	19	9,119	8,707
Deferred government grants	17	3,228	4,128
Other long-term liabilities	18	820	258
Total non-current liabilities		**29,107**	**28,134**
Shareholders' equity			
Share capital	20	26,697	26,662
Share premium	20	95,570	93,080
Treasury shares		-703	-832
Translation adjustment		-104	-141
Retained earnings		75,664	49,421
Total shareholders' equity and reserves		**197,124**	**168,191**
Total liabilities and shareholders' equity		**311,368**	**289,381**

III Consolidated Statement of Cash Flows acc. to IFRS

for the year ended December 31, 2007

in thousands of EUR	Note	2007	2006
Operating activities			
Income before tax		27,164	32,306
Depreciation (net of government grants)	10, 11	21,465	22,223
Changes in employee benefits	19	412	228
Expense from stock option plan (acc. to IFRS 2)		2,196	1,188
Changes in other long-term liabilities		-338	-1,259
Gain/loss from sale of plant and equipment		62	-109
Gain/loss from sale of investments and securities		-94	0
Net financing cost		955	1,116
Changes in current assets		-22,570	-18,583
Changes in short-term operating liabilities and provisions		-1,996	5,270
Tax payments		-223	-32
Cash flows from operating activities		**27,033**	**42,350**
Investing activities			
Acquisition of intangibles, property, plant and equipment		-36,008	-24,320
Government grants received		0	2,349
Acquisition of short-term investments		0	-5,014
Proceeds from sale of plant and equipment		20	834
Proceeds from the sale of investments		1,241	215
Interest received		1,484	1,020
Cash flows from investing activities		**-33,263**	**-24,917**
Financing activities			
Proceeds from borrowings		20,252	3,872
Repayment of long-term debt		-10,229	-22,448
Repayment of finance lease liabilities		-799	-878
Interest paid		-1,927	-1,642
Changes resulting from capital increase		328	133
Cash flows from financing activities		**7,626**	**-20,963**
Net increase/decrease in cash and cash equivalents		1,396	-3,529
Cash and cash equivalents as of January 1		17,742	21,271
Cash and cash equivalents as of December 31		**19,138**	**17,742**

IV Consolidated Statement of Changes in Shareholders' Equity acc. to IFRS

for the year ended December 31, 2007

in thousands of EUR	Issued capital	Additional paid-in capital	Treasury shares	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2006	**26,647**	**91,774**	**0**	**-75**	**17,706**	**136,052**
Net income	0	0	0	0	31,716	31,716
Translation adjustment	0	0	0	-66	0	-66
Capital Increase	15	118	0	0	0	133
Purchase and sale of treasury shares	0	0	-832	0	0	-832
Share-based payments	0	1,188	0	0	0	1,188
Total equity as of December 31, 2006	**26,662**	**93,080**	**-832**	**-141**	**49,421**	**168,191**
Net income	0	0	0	0	26,335	26,335
Translation adjustment	0	0	0	37	-92	-55
Capital increase	35	294	0	0	0	329
Purchase and sale of treasury shares	0	0	129	0	0	129
Share-based payments	0	2,196	0	0	0	2,196
Total equity as of December 31, 2007	**26,697**	**95,570**	**-703**	**-104**	**75,664**	**197,124**

Significant accounting policies

austriamicrosystems AG ("the Company") is a company located in 8141 Unterpremstätten, Austria. The Company is a global leader in the design, manufacture and sale of high-performance analog and analog-intensive mixed-signal integrated circuits tailored to meet specific customer applications. The consolidated financial statements for the year ended December 31, 2007, represent the parent company austriamicrosystems AG and its subsidiaries (together referred to as the "Group").

On February 1, 2008, the consolidated financial statements 2007 were completed and released to the Supervisory Board for approval.

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with all obligatory International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Interpretations Committee to be applied in 2007.

IFRS 7 "Financial Instruments Disclosures" has been applied for the first time. This application has led to changes in the presentation versus the previous year.

The following standards were not applied before:

- IFRS 8 "Operating Segments" (mandatory from January 1, 2009, onwards)
- IAS 1 "Presentation of Financial Statements" (changes of this standard mandatory from January 1, 2009, onwards)
- IFRIC 11 "IFRS 2 Group and Treaury Share Transactions" (mandatory from periods beginning on or after March 1, 2007)
- IFRIC 13 "Customer Loyalty Programms" (mandatory from periods beginning on or after July 1, 2008)
- IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" (mandatory from periods beginning on or after January 1, 2008)

An earlier application would have led to changes in the presentation of financial statements and the notes.

(b) Basis of preparation

The financial statements are presented in EUR and rounded to the nearest thousand. The use of automated calculation systems may lead to rounding differences in totals of rounded amounts and percentages. They are prepared on a historical cost basis except for derivative financial instruments, investments and securities, which are stated at their fair value.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are all operative enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in an identical manner as unrealized gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions

The functional currency of the Company is the EUR. Transactions in foreign currencies are translated into EUR at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into EUR at the foreign exchange rate prevailing at that date and provided from the ECB. Foreign exchange differences arising on translation are recognized in the income statement. Amounts recognized in the income statement were a gain of EUR 532 thousand in 2007 and a gain of EUR 3,063 thousand in 2006.

(ii) Financial statements of economically independent foreign entities

The functional currency of the entities domiciled outside die EUR zone is their respective domestic currency. Accordingly, the assets and liabilities of these entities are translated into EUR at the medium foreign exchange rates prevailing at the balance sheet date. Revenues and expense of foreign entities are translated into EUR at the average foreign exchange rates of the year. Resulting differences are recognized directly within equity.

(e) Derivative financial instruments and hedging instruments

The Group uses interest rate swaps, cross currency swaps, options and forward exchange contracts to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivative financial instruments are initially recognized at cost (equals fair value). Subsequent to initial recognition, derivative financial instruments are stated at fair value.

The fair value of such derivative financial instruments is the estimated amount that the Group would receive or pay to settle such derivative financial instruments at the balance sheet date, taking into account current interest rates and the current creditworthiness of such derivative financial instruments' counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

(f) Hedging

As not all of the criteria for hedge accounting outlined in IAS 39 are met, all changes in the fair value of derivative financial instruments are recognized in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)) and net of related government grants. The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads.

(ii) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy (m)). Lease payments are accounted for in accordance with accounting policy (t).

(iii) Subsequent expenditures

Expenditure incurred to replace a component of an item of property, plant and/or equipment that is accounted for separately, including major inspection and overhaul costs, is capitalized. Other subsequent expenditures are capitalized only when the future economic benefits embodied in the item of property, plant and equipment increases. All other expenditures are recognized in the income statement as an expense when incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. Land is not depreciated. The estimated useful life is as follows:

Buildings	25 – 33 years
Plants, technical equipment and machines	5 – 12 years
Other equipment	4 – 10 years

Due to the application of the cost-of-sales method the annual depreciation is distributed over all cost positions.

(h) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The Company has not capitalized any expenditure on research and development activities within this position.

(ii) Intangible assets acquired by the Group

Intangible assets, which are acquired by the Group, are stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy (m)).

(iii) Subsequent expenditures

Subsequent expenditures on capitalized intangible assets are capitalized only when the future economic benefits embodied in the specific asset to which it relates increase. All other expenditures are expensed when incurred.

(iv) Amortization

Amortisation is charged to the income statement on a straight-line basis over the estimated useful economic life of the assets. The estimated useful life is from 3 – 10 years. Due to the application of the cost-of-sales method the annual depreciation is distributed over all cost positions. All intangible assets have a limited useful economic life.

(i) Investments in securities

Financial investments and investments in securities held by the Group and classified as available-for-sale are stated at fair value, with any resultant gain or loss recognized in the equity. Investments in securities held for trade whose performance is continuously monitored are stated at fair value with any resultant gain or loss recognized in the income statement. Held-to-maturity investments are stated at cost less accumulated depreciation with any resultant gain or loss recognized in the annual result. The fair value of investments held for trading and investments available for sale is their quoted bid price at the balance sheet date. Investments in securities are recorded at the transaction date.

(j) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses at their transaction date (refer to accounting policy (m)).

(k) Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

The cost of inventories is based on the moving-average-price principle and includes expenditures incurred in their acquisition as well as bringing them to their existing location and condition. For manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits at banks.

(m) Impairment

The carrying amounts of the Group's assets, other than inventories (refer to accounting policy (k)) and deferred tax assets (refer to accounting policy (u)), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of the Group's financial assets is calculated as the present value of expected future cash flows.

The recoverable amount of assets is the higher of their fair value less transaction costs and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss on financial assets is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Dividends

Dividends are recognized as a liability in the period in which they are resolved.

(o) Interest-bearing borrowings

Interest-bearing borrowings are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the borrowing period on an effective interest basis.

(p) Employee benefits

(i) Defined benefit plans

According to Austrian labor regulations, employees who joined the Company prior to December 31, 2002, are entitled to receive severance payments equal to a multiple of their monthly compensation, which comprises fixed plus variable amounts such as overtime and bonus payments. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation.
The obligation for such severance payments is measured using the projected-unit-credit method. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of the Group's obligations. All actuarial gains and losses are recognized immediately.

(ii) Defined contribution plans

For all employees who entered into an employment contract after December 31, 2002, the Company is obliged to contribute 1.53% of their monthly remuneration to an employee benefit fund. There is no additional obligation for the Company. Therefore, this plan constitutes a defined contribution plan. Contributions are recognized as an expense in the income statement as incurred. These amounts are paid in cash to authorities; the Company's obligations are therefore fully funded.

(iii) Other long-term employee benefits

All employees are eligible for long-term service benefits. Under this plan, eligible employees receive a cash payment after a specified service period. This payment equals one to three months' salary, depending on the number of years of service. The amount recognized as a liability from this compensation is measured using the projected-unit-credit method. Actuarial assumptions are identical to those applied for defined benefit plans. All actuarial gains and losses are recognized immediately.

(iv) Stock Option Plan

In 2002, the Supervisory Board approved a Stock Option Plan ("SOP 2002") for the purposes of providing 142,500 stock options to key employees. The maximum number of options for issuance was later reduced to 76,500. After the share split in 2004 (1:3) this number now is 229,500. One option entitles the holder to receive one share of the Company at a strike price of EUR 6.00 (EUR 18.00 before share split) per share. On the first day of issue 33% of the options may be exercised, 33% one year later and 34% after two years.

Due to the resolution of the SOP 2002 before coming into force of IFRS 2 the plan is not subject to this standard.

The purpose of the SOP 2002 was the increase of motivation of key people in connection with the economic situation of the Company in 2002 and the intended IPO. The Company has concluded an agreement with its major shareholder (former parent), AMS Holding S.à.r.l., under which the issued options are provided to the Company at the strike price. In 2006, these shares were bought by the Company for a strike price of EUR 6.00 to cover the obligations from SOP 2002.

The shareholders approved a further Stock Option Plan ("SOP 2005") in the annual general meeting on May 19, 2005.

Within the SOP 2005 a total of 990,000 options of no-par-value shares may be issued over 4 years. This reflects 9% of the issued capital at the time of approval. The SOP 2005 is administered by the SOP Committee. The Committee may define terms for allocation and exercise of the options. It is envisaged to grant the options during a 4-year program. One option entitles the holder to receive one no-par-value share of the Company. The options may be exercised during each of the next succeeding five years on the first, second, third, fourth and fifth anniversary of the grant date to the maximum extent of twenty percent (20%) of the total number of shares covered thereby (vesting period). The strike price for each tranche will be defined based on a 3-month average price of the austriamicrosystems share prior to the grant date with a further 25% discount taken from that price. All granted options under the SOP 2005 must be exercised prior to June 30, 2015.

In 2007, 250,844 options (SOP 2005) were granted to 408 employees (2006: 255,881 options to 367 employees).

The options granted to the employees of austriamicrosystems according to the Stock Option Plan 2005 were valued with the present value at granting. The so determined value of the options will be spread over the period until vesting.

The options were valued based on the Black-Scholes option pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgement. The expected volatilities were extrapolated from the historical stock-exchange price of the austriamicrosystems share (source: Bloomberg). This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

The main basis data of the granted options according to the Stock Option Plan 2005 break down as follows:

Valuation of options (weighted average)		2007	2006
Market price at granting	in EUR	53.19	38.46
Term of options	in years	8	9
Risk-free interest rate	in %	4.09	2.89
Expected volatility	in %	22.54	39.28
Present value of option	in EUR	18.89	12.58

Other disbursement criteria, e.g., inclusion of a market condition for the validation of the present value, are not applicable.

In the fiscal years 2007 and 2006, the options developed as follows:

	SOP 2005			
	2007		2006	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	469,936	28.56	231,275	21.98
Granted during the period	250,844	37.87	255,881	34.26
Forfeited during the period	13,572	31.25	10,910	27.28
Exercised during the period	14,275	24.05	6,310	21.02
Expired during the period	0	-	0	-
Outstanding at the end of the period	692,933	31.96	469,936	28.56
Exercisable at the end of the period	123,101	26.82	38,751	22.07
Weighted average share price at the date of exercise (in EUR)	43.20		45.46	
Range of exercise prices (in EUR)	21.51 – 38.43		21.51 – 34.78	
Remaining contractual life	to June 30, 2015		to June 30, 2015	

	SOP 2002			
	2007		2006	
	Options	Weighted average exercise price (in EUR)	Options	Weighted average exercise price (in EUR)
Outstanding at the beginning of the period	109,887	6.00	156,665	6.00
Granted during the period	0	-	0	-
Forfeited during the period	0	-	6,000	6.00
Exercised during the period	21,494	6.00	40,778	6.00
Expired during the period	0	-	0	-
Outstanding at the end of the period	88,393	6.00	109,887	6.00
Exercisable at the end of the period	88,393	6.00	109,887	6.00
Weighted average share price at the date of exercise (in EUR)	46.29		39.83	
Range of exercise prices (in EUR)	6.00		6.00	
Rremaining contractual life	to January 1, 2012		to January 1, 2012	

(q) Provisions

A provision is recognized on the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

(ii) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Trade and other payables

Trade and other payables are stated at compounded historical cost.

(s) Revenue

(i) Goods sold and services rendered

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

For certain sales transactions, the buyer requests the Company to delay physical delivery of the goods sold ("Bill-and-Hold Sales"). In such cases, revenue is recognized if the following applies: The buyer takes title to the goods, it is probable that delivery will be made, the item is on hand, identified and ready for delivery, the buyer specifically acknowledges the deferred delivery instructions and the usual payment terms apply.

(ii) Government grants

A government grant is initially recognized in the balance sheet when there is reasonable assurance that it will be received and that the Group will comply with the underlying conditions. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the initial cost of an asset and recognized in the income statement as reduced depreciation on a systematic basis over the useful life of the asset.

In 2002, the Austrian Government introduced a specific grant (valid until 2004) based on the increase of capital expenditures made during a business year in comparison to the average investments of the three previous years. This grant was paid in 2003 through a credit to the Company's income tax account and is presented on the balance sheet as deferred income. The recognition of this income as other operating income is according to the related depreciation and impairment charges, if any, of the underlying capital expenditures.

(t) Expense

(i) Operating lease payments

Payments made under operating leases are recognized in the income statement in the period they occur. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

(ii) Net financing cost

Net financing costs comprise interest payable on borrowings, interest receivable on funds invested and dividend income, foreign exchange gains and losses, and gains and losses on derivative financial instruments related to financing activities.

Interest income is recognized in the income statement as it accrues, taking into account the asset's effective yield. Dividend income is recognized in the income statement on the date that the dividend is declared.

Cost of debt is not capitalized but expensed as incurred.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing cost. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

(u) Income tax

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in this case it is recognized in equity.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax assets and liabilities for temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future are not recognized. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is not probable that the related tax benefit will be realized.
Under current Austrian corporate tax law, tax losses can be carried forward for an unlimited period of time.

1 Segment reporting and revenues

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). The "Products" segment includes the design and distribution of custom Integrated Circuits (ICs), known as Application-Specific Integrated Circuits (ASICs), Application-Specific Standard Products (ASSPs) and Standard Linear ICs, to a variety of customers. These customers are mainly in the communications, industrial, medical and automotive markets. Under the Foundry & Other segment, manufacturing for the "Products" segment as well as for third-party foundry customers is shown. The secondary reporting format is broken down into the three regions in which sales occur: "EMEA" (including Europe, Middle East, Africa), "Asia/Pacific" and "Americas".

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise items included in net financing cost. The Group does not record liabilities by segment. Therefore, liabilities are not allocated to segments.

Inter-segment pricing is determined on cost basis.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical billing location of customers. Segment assets are based on the geographical location of the assets.

Business segments

	Products		Foundry & Other		Eliminations		Consolidated	
In thousands of EUR	2007	2006	2007	2006	2007	2006	2007	2006
Revenue from external customers	161,203	163,311	32,722	33,090			193,925	196,402
Inter-segment revenue			65,012	70,522	-65,012	-70,522	0	0
Total revenue	**161,203**	**163,311**	**97,734**	**103,612**	**-65,012**	**-70,522**	**193,925**	**196,402**
EBIT (profit/loss from operations)	**36,314**	**36,652**	**-8,289**	**-3,230**			**28,025**	**33,422**
Net financing cost							-860	-1,116
Income tax expense							-829	-591
Net profit for the year							**26,335**	**31,716**
Segment assets	53,243	48,796	258,124	240,585			**311,368**	**289,381**
Capital expenditure (net of government grants)	2,754	2,485	18,251	40,647			**21,005**	**43,132**
Depreciation (net of government grants)	1,044	776	20,422	21,447			**21,465**	**22,223**

Segment reporting and revenues continued

Geographical segments

	EMEA		Americas		Asia/Pacific		Consolidated	
In thousands of EUR	2007	2006	2007	2006	2007	2006	2007	2006
Revenue from external customers	119,372	112,225	29,275	28,588	45,278	55,589	193,925	196,402
Segment assets	310,182	288,704	463	59	722	618	311,368	289,381
Capital expenditure (net of government grants)	20,813	42,644	0	0	191	488	21,005	43,132

Revenues by operation

In thousands of EUR	2007	2006
Revenues from production	178,840	182,081
Revenues from research and development projects	15,085	14,321
	193,925	**196,402**
Thereof revenues from bill-and-hold transactions	14,181	10,303

2 Other operating income

In thousands of EUR	2007	2006
Government grants related to R&D expenses	5,114	3,089
Amortization of government grants related to assets	900	900
Reversal of bad debt reserve	75	11
Insurance refunds	42	9
Deferred income from IT outsourcing	24	94
Gain from disposal of assets	6	109
Other	254	188
	6,415	**4,399**

3 Other operating expense

In thousands of EUR	2007	2006
Allowance for bad debts	569	545
Expenses for monetary transactions	121	103
Other	82	0
	772	**648**

4 Net financing cost

In thousands of EUR	2007	2006
Interest expense	1,872	1,642
Interest income	-1,377	-1,288
Available-for-sale investments:		
Revaluation to fair value	0	-35
Gain on disposal	-58	0
Derivative financial instruments:		
Revaluation to fair value	423	797
	860	**1,116**

5 Income tax expense

Recognized in the income statement

In thousands of EUR	2007	2006
Current tax expense		
Current year	-802	-549
Under/over provided in prior years	-27	-42
	-829	**-591**
Deferred tax expense/benefit		
Origination and reversal of temporary differences	-7,665	-504
Effect of first-time recognition of tax benefits	7,665	504
	0	**0**
Total income tax expense in income statement	**-829**	**-591**
Reconciliation of effective tax expense		
Income before tax	27,164	32,306
Income tax using the domestic income tax rate (25%)	-6,791	-8,077
Tax incentives (mainly related to R&D)	923	745
Effect of first-time recognition of tax benefits	7,665	8,844
Unrecognized new tax loss	-2,546	-2,096
Non-taxable benefits / non-tax deductible expenses	-60	55
Effect of different tax rates in foreign jurisdictions	7	-20
Under/over provided in prior years	-27	-42
	-829	**-591**
Deferred tax credit recognized directly in equity		
Relating to net loss not recognized in income statement	0	0

Deferred tax assets are recognized for all temporary differences and tax loss carry-forwards only to the extent a consumption is probable within a foreseeable period. Therefore approximately EUR 20,000 thousand are not recognized in the balance sheet.

6 Cash and cash equivalents

In thousands of EUR	2007	2006
Bank deposits	19,132	17,738
Cash on hand	6	4
	19,138	**17,742**

7 Trade receivables, net

In thousands of EUR	2007	2006
Trade receivables gross	56,233	53,068
Allowance for bad debt	-259	-182
	55,974	**52,886**
Allowance for bad debt developed as follows:		
Balance at the beginning of the period	182	142
Consumptions during the year	-14	-11
Reversals during the year	-61	0
Additions during the year	152	51
Balance at the end of the period	**259**	**182**

Trade receivables by regions

In thousands of EUR	2007	2006
EMEA	33,948	32,160
Americas	7,463	6,692
Asia/Pacific	14,563	14,034
	55,974	**52,886**

Concentration of credit risks:

On the balance date of December 31, 2007, no trade receivable attributable to a single customer exceeded 5% of all trade receivables.

In the previous year, the largest trade receivable attributable to a single customer amounted to 11.8% of all trade receivables. Of all other trade receivables each was less than 5% of all trade receivables.

Ageing analysis for trade receivables

In thousands of EUR	2007	2006
Receivables more than 30 days overdue and not adjusted	1,097	1,152
Receivables more than 30 days overdue and adjusted	259	182
Receivables less than 30 days overdue and not adjusted	54,877	51,733
Receivables less than 30 days overdue and adjusted	0	0
Total trade receivables not adjusted	**56,233**	**53,067**

For not overdue receivables which were not collected before the balance date and which were not adjusted, no evidence for a possible bad debt loss was existent at the balance date.

8 Inventories

In thousands of EUR	2007	2006
Unfinished goods	31,604	22,882
Finished goods	11,230	3,926
Raw materials and supplies	5,221	4,080
Work in progress	1,032	1,292
	49,087	**32,179**

Inventory states at net realizable value were EUR 2,062 thousand in 2007 and EUR 1,369 thousand in 2006 respectively.
The valuation allowance from inventories amounts to EUR 6,869 thousand as of December 31, 2007, and to EUR 7,406 thousand as of December 31, 2006, respectively. Inventories recognized as an expense amount to EUR 58,453 thousand in 2007 and EUR 59,448 thousand in 2006 respectively.
Since the result of work in progress (research and development contracts) cannot be estimated reliably, all costs incurred are recognized as R&D expenses. Accruals for onerous contracts are being made if necessary.

9 Other receivables and assets

In thousands of EUR	2007	2006
Prepayments for acquisitions	2,084	0
Government grants related to R&D expenses	2,051	2,880
Amounts due from tax authorities	1,045	700
Prepaid expenses	212	264
Deferred interests	175	281
Derivative financial instruments at fair value	29	663
Other	630	411
	6,226	**5,199**

10 Property, plant and equipment

In thousands of EUR	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2007	**64,817**	**280,613**	**22,097**	**24,466**	**-28,808**	**363,186**
Effect of movements in foreign exchange	0	0	10	0	0	10
Additions	3,108	10,915	1,930	2,707	0	18,660
Transfers	2,414	20,618	0	-23,497	0	-465
Disposals	-119	-2,713	-154	0	0	-2,986
Balance at December 31, 2007	**70,220**	**309,434**	**23,883**	**3,676**	**-28,808**	**378,405**
Depreciation and impairment losses						
Balance at January 1, 2007	**37,506**	**188,924**	**18,879**	**0**	**-17,947**	**227,361**
Effect of movements in foreign exchange	0	0	-4	0	0	-4
Depreciation charge for the year	1,439	16,384	1,341	0	-1,443	17,721
Disposals during the year	-29	-2,713	-143	0	0	-2,884
Balance at December 31, 2007	**38,916**	**202,595**	**20,073**	**0**	**-19,391**	**242,194**
Carrying amount						
At January 1, 2007	**27,311**	**91,689**	**3,218**	**24,466**	**-10,860**	**135,825**
At December 31, 2007	**31,303**	**106,839**	**3,809**	**3,676**	**-9,417**	**136,211**
Cost						
Balance at January 1, 2006	**64,107**	**311,706**	**20,375**	**5,413**	**-28,808**	**372,794**
Effect of movements in foreign exchange	0	0	-8	0	0	-8
Additions	710	10,810	1,848	24,092	0	37,459
Transfers	0	5,038	0	-5,038	0	0
Disposals	0	-46,941	-118	0	0	-47,059
Balance at December 31, 2006	**64,817**	**280,613**	**22,097**	**24,466**	**-28,808**	**363,186**
Depreciation and impairment losses						
Balance at January 1, 2006	**36,210**	**219,006**	**17,745**	**0**	**-16,483**	**256,478**
Effect of movements in foreign exchange	0	0	-6	0	0	-6
Depreciation charge for the year	1,296	16,522	1,252	0	-1,465	17,606
Disposals during the year	0	-46,604	-113	0	0	-46,717
Balance at December 31, 2006	**37,506**	**188,924**	**18,879**	**0**	**-17,947**	**227,361**
Carrying amount						
At January 1, 2006	**27,897**	**92,700**	**2,630**	**5,413**	**-12,325**	**116,316**
At December 31, 2006	**27,311**	**91,689**	**3,218**	**24,466**	**-10,860**	**135,825**

Leased plant and machinery

The Group leases production equipment under a number of finance lease agreements. At the end of the respective lease period, the Group has the option to purchase the equipment at a beneficial price. At December 31, 2007, the net carrying amount of leased plant and machinery was EUR 907 thousand (2006: EUR 1,596 thousand). The leased equipment secures the lease obligations.

As of December 31, 2007, commitments for the acquisition of property, plant and equipment and intangible assets amounted to EUR 5,779 thousand (2006: EUR 7,814 thousand).

For the recognized government grants, certain conditions such as evidence of the actual costs incurred and a future minimum number of employees apply.

11 Intangible assets

In thousands of EUR	Patents & licenses	Under construction	Total
Cost			
Balance at January 1, 2007	**39,032**	**0**	**39,032**
Additions	1,060	1,285	2,345
Transfers	465	0	465
Balance at December 31, 2007	**40,557**	**1,285**	**41,842**
Amortization and impairment losses			
Balance at January 1, 2007	**29,458**	**0**	**29,458**
Amortization charge for the year	3,745	0	3,745
Balance at December 31, 2007	**33,202**	**0**	**33,202**
Carrying amount			
At January 1, 2007	**9,575**	**0**	**9,575**
At December 31, 2007	**7,355**	**1,285**	**8,640**

No internally generated intangible assets exist.

Cost			
Balance at January 1, 2006	**33,368**	**0**	**33,368**
Additions	5,489	184	5,673
Transfers	184	-184	0
Disposals	-8	0	-8
Balance at December 31, 2006	**39,032**	**0**	**39,032**
Amortization and impairment losses			
Balance at January 1, 2006	**24,848**	**0**	**24,848**
Amortization charge for the year	4,618	0	4,618
Disposals during the year	-8	0	-8
Balance at December 31, 2006	**29,458**	**0**	**29,458**
Carrying amount			
At January 1, 2006	**8,519**	**0**	**8,519**
At December 31, 2006	**9,575**	**0**	**9,575**

12 Investments and securities

In thousands of EUR	2007	2006
Non-current investments		
Shares in affiliated companies	1	1
	1	**1**
Current investments		
Investment bonds (available for sale)	3,968	3,968
Investment funds (held for trading)	0	1,054
	3,968	**5,022**

Current investments are recorded with their fair value (market prices). The investment bonds' maturity is more than 5 years. Since June 30, 2007, the issuing bank has the right to cancel prior to maturity once a year at least at nominal value.

13 Deferred tax assets

Deferred tax assets are attributable to the following items:

In thousands of EUR	2007	2006
Intangible assets, property, plant and equipment	-1,392	-830
Trade and other receivables	-86	-21
Employee benefits	1,706	1,632
Liabilities	-111	-332
Provisions	137	-24
Tax value of loss carry-forwards and write-down of investments	30,699	30,528
	30,953	**30,953**

In Austria, tax loss carry-forwards do not expire under tax legislation currently in force.

Based on the business plan and the related tax planning of the Company it is probable that deferred tax assets recognized in the balance sheet are recovered within the next years.

14 Other long term assets

Other long-term assets are related to licensing prepayments.

15 Interest-bearing loans and borrowings

In thousands of EUR	2007	2006
Non-current liabilities		
Secured bank loans	15,940	14,359
Finance lease liabilities	0	683
	15,940	**15,042**
Current liabilities		
Current portion of secured bank loans	33,548	25,040
Current portion of finance lease liabilities	683	786
	34,231	**25,826**

The current portion of the secured bank loans includes a revolving export financing credit amounting to EUR 19,000 thousand in 2007 (2006: EUR 19,000 thousand) guaranteed by the Austrian government.

Terms and debt repayment schedule 2007

In thousands of EUR	Total	1 year or less	2-5 years	More than 5 years
Capital investment loans				
EUR – fixed rate loans	4,360	2,907	1,453	0
R&D loans				
EUR – fixed rate loans	4,153	0	3,868	285
EUR – floating rate loans	12,975	2,642	10,333	0
CHF – floating rate loans	0	0	0	0
Export loan				
EUR – floating rate loan	19,000	19,000	0	0
Finance lease liabilities				
EUR – floating rate	683	683	0	0
USD – floating rate	0	0	0	0
Unsecured bank facilities				
EUR – floating rate	9,000	9,000	0	0
	50,171	**34,231**	**15,655**	**285**

Terms and debt repayment schedule 2006

In thousands of EUR	Total	1 year or less	2-5 years	More than 5 years
Capital investment loans:				
EUR – fixed rate loans	7,267	2,907	4,360	0
R&D loans:				
EUR – fixed rate loans	2,785	613	2,172	0
EUR – floating rate loans	8,565	2,519	5,859	187
CHF – floating rate loans	1,782	0	1,782	0
Export loan:				
EUR – floating rate loan	19,000	19,000	0	0
Finance lease liabilities:				
EUR – floating rate	1,380	697	683	0
USD – floating rate	89	89	0	0
	40,867	**25,826**	**14,855**	**187**

The bank loans are secured as follows:

In thousands of EUR	2007	2006
Registered mortgages on land	43,604	43,604
Assignment of debt	22,800	22,800

Finance lease liabilities

	2007			2006		
In thousands of EUR	Payments	Interest	Principal	Payments	Interest	Principal
Less than one year	695	12	683	822	36	786
Between one and five years	0	0	0	695	12	683
	695	**12**	**683**	**1,517**	**49**	**1,469**

Under the terms of the lease agreements, no contingent rental fees are payable.

16 Provisions

In thousands of EUR	Warranties	Onerous contracts	Other personnel provisions	Other	Total
Balance at January 1, 2007	647	8,074	2,019	334	**11,074**
Provisions made during the year	178	9,381	2,217	1,832	**13,608**
Provisions used during the year	0	-7,366	-1,611	-357	**-9,334**
Provisions reversed during the year	0	-707	-605	-136	**-1,448**
Balance at December 31, 2007	**826**	**9,381**	**2,020**	**1,673**	**13,900**

Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

As of December 31, 2007 and 2006 a provision for warranty claims and legal costs is recognized as well as an accrual for a patent infringement claim. All warranty claims are expected to be settled within one year.

Onerous contracts

Provisions for onerous contracts are set up when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount recognized as of December 31, 2007 (EUR 9,381 thousand) and 2006 (EUR 8,074 thousand), relates to several engineering contracts.

Other personnel provisions

Provisions for other personnel costs include profit sharing and bonuses payable within twelve months after the respective balance sheet date and sales incentives for current employees.

17 Deferred government grants

In 2004, in connection with the construction of Fab B, the Company obtained a government grant. This grant awards the Company for the increase in capital expenditure over those of the previous years. The grant is accounted for as deferred income and recognized as other operating income in line with the average depreciation charge for the underlying assets. The income recognized in 2007 (2006) amounted to EUR 900 thousand (EUR 900 thousand).

18 Other liabilities

	Current		Non-current	
In thousands of EUR	2007	2006	2007	2006
Accrued vacation days	4,556	4,527	0	0
Deferred income	2,566	2,194	0	0
Liabilities from license agreements	1,659	2,365	0	258
Liabilities from subsidies	1,634	0	0	0
Employee-related liabilities	1,603	1,683	0	0
Derivative financial instruments	1,258	0	0	0
Liabilities against tax authorities	1,100	2,083	0	0
Accrued expenses	744	723	0	0
Liabilities from operating leasing agreement	292	0	820	0
Other	475	445	0	0
	15,595	**14,020**	**820**	**258**

19 Employee benefits

Movements in the net liability recognized in the balance sheet:

	2007		2006	
In thousands of EUR	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Present value of obligation (DBO) January 1	7,637	1,069	7,464	1,014
Expense recognized in the income statement	323	252	638	65
Payments during the year	-131	-31	-465	-10
Present value of obligation (DBO) December 31	**7,829**	**1,290**	**7,637**	**1,069**

The value of obligation is not financed by a fund.

Expense recognized in the income statement

	2007		2006	
In thousands of EUR	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Current service cost	525	99	593	97
Interest cost	326	48	328	46
Actuarial loss/gain	-529	104	-282	-78
	323	**252**	**638**	**65**

The expense is recognized in the following line items in the income statement:

	2007		2006	
In thousands of EUR	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Cost of sales	129	101	255	25
Selling, general and administrative expenses	97	76	192	20
Research and development	97	76	192	20
	323	**252**	**638**	**65**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2007	2006
Discount rate at December 31	5.5%	4.6%
Future salary increases	2.7%	2.5%
Fluctuation < 40 years of age	9%	9%
Fluctuation > 40 years of age	4%	10%
Retirement age – women	56.5 - 60	56.5 - 60
Retirement age – men	61.5 - 65	61.5 - 65

The total personnel expense amounted to EUR 65,958 thousand in 2007 and EUR 60,593 thousand in 2006. In 2007, the amount shown includes EUR 2,196 thousand (2006: EUR 1,188 thousand) for the SOP 2005.
The average number of employees was 1,071 in 2007 and 983 in 2006.

Historical information

In thousands of EUR	2007	2006	2005	2004	2003	2002
Present value of obligation (DBO) December 31 for severance payments	7,829	7,637	7,464	6,914	6,364	6,044
Present value of obligation (DBO) December 31 for long-service benefits	1,290	1,069	1,014	923	838	653
	9,119	**8,706**	**8,478**	**7,837**	**7,202**	**6,697**

20 Shareholders' equity

Share capital and share premium

In thousands of EUR	2007	2006
Share capital	26,697	26,662
Additional paid-in capital	95,570	93,080
	122,267	**119,742**

In April 2004, the general meeting resolved a share split of 1:3, resulting in a share capital of EUR 21,801,850.25 divided into 9,000,000 shares. In May 2004, the capital was increased by 2,000,000 shares up to 11,000,000 shares, resulting in a share capital of EUR 26,646,705.86 and an increase of additional paid-in capital (share premium) of EUR 37,399,281.40 (premium on capital stock minus transaction cost of the capital increase). All shares have no notional par value and are fully paid-in. Since May 2004, the Company's shares are listed on the SWX Swiss Exchange.

In May 2005, the executive board was authorized to increase the share capital from EUR 26,646,705.86 by EUR 2,398,203.53 to EUR 29,044,909.39 by issuing 990,000 shares. This represented 9% of the issued share capital at the time of approval. The purpose of this capital increase is the grant of stock options to employees of the Company.

At the annual general meeting in March 2006, the executive board was authorized to increase the share capital up to a total of EUR 10,925,024.00 by issuing up to 4,510,000 shares. Price and conditions for any increase are subject to Supervisory Board approval.

In 2006, 174,375 treasury shares at a price of EUR 6.00 per share were acquired by the company exercising an option privilege in order to fulfill the obligations deriving from SOP 2002. Thereof 21,494 (2006: 35,778) shares were transferred to employees and executives of the Company.

During the course of the financial year 2007, the Company issued 14,275 (2006: 6,310) shares in order to meet its obligations with respect to the execution of stock options regarding the Stock Option Plan 2005 (refer to accounting policy (p/iv)). This capital increase has not been recorded in the Austrian Trade Register at the balance sheet date.

The holders of ordinary shares are entitled to receive dividends based on the distributable net income ("Bilanzgewinn") presented in the separate financial statements of the parent company compiled in accordance with Austrian Generally Accepted Accounting Standards (UGB) and as declared by shareholders' resolution and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company's residual assets. The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities.

Management of Equity

The total shareholders' equity matches equity as shown in the Company's consolidated balance sheet. The Board of Directors' policy is to maintain a strong capital base in order to maintain confidence of investors, creditors, and market and to sustain future development of the business. Amongst other financial ratios the Board of Directors monitors equity ratio and return on equity. To ensure adequate capital resources, dividend payments and buy-backs are considered appropriate. These goals have not changed during the financial year of 2007. Neither the company nor its subsidiaries are subject to specific capital requirements.

21 Earnings per share

Basic earnings per share

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders.

Net profit attributable to ordinary shareholders

in EUR	2007	2006
Net profit for the year	26,335,245.36	31,715.661.69
Weighted average number of shares outstanding (in pcs.)	10,890,325	10,883,368
Earnings per share (basic)	2.42	2.91
Earnings per share (diluted)	2.41	2.91

The options granted according to the SOP 2005 will dilute in general. The dilution only occurs if the strike price is below the average stock-exchange price. Considering the requirements to be fulfilled by the employees during the vesting period there will be no dilution for options that are not exercisable on December 31, 2007. The dilution deriving from options that were exercisable on the balance sheet date is included in the calculation of diluted earnings per share. Due to the small number of shares exercisable during the year there is no difference between diluted and basic earnings per share.

Going forward, the SOP 2002 will be covered by treasury shares. Therefore a marginal dilution exists.

Reconciliation of ordinary shares

in EUR	2007	2006
Outstanding shares as of January 1	10,867,713	11,000,000
Purchase and sale of treasury shares	21,494	-138,597
Capital increase regarding Stock Option Plan 2005	14,275	6,310
Outstanding shares as of December 31	10,903,482	10,867,713

22 Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates as well as to optimize the financial result.

All transactions related to derivative financial instruments are carried out centrally by the Group's treasury department. In connection with these financial instruments, the Company utilizes advisory services from national and international financial institutions.

Credit risk
According to the management's credit policy, the exposure to credit risk is continuously monitored. Credit evaluations are performed on all customers applying for a certain term of payment.

According to the Company's treasury and risk management policy, investments are allowed in liquid securities only, and solely with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with high credit ratings and with whom the Group has a signed netting agreement.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

Interest rate risk
Interest rate risk – the possible fluctuations in value of financial instruments and changes in future cash flows – arises in relation to medium and long-term receivables and payables (especially borrowings). austriamicrosystems' treasury policy ensures that part of the cash flow risk is reduced by fixed-interest borrowings. On the liability side, 17% of all amounts owed to financial institutions are at fixed rates. Of the remaining borrowings on a floating rate basis (83%), 36% will be repaid over the next two years. The remaining floating rate borrowings undergo continual checks with regard to the interest rate risk. On the asset side, the interest rate risks are primarily with time deposits and securities in current assets that are tied to the market interest rate.

Foreign currency risk

Foreign currency risks result from the Group's extensive buying and selling of products outside the Euro-zone. As a result, significant and frequent cash flows from operating activities (e.g., trade receivables and payables) denominated in foreign currencies are hedged. These hedges concern primarily transactions in USD and JPY.

In order to avoid currency risk, the Company regularly utilizes forward currency contracts, option contracts as well as cross currency swaps. Transaction risk is calculated for each foreign currency and takes into account significant foreign currency receivables and payables as well as highly probable purchase commitments.

As per December 31, 2007, and December 31, 2006, respectively, austriamicrosystems holds foreign currency forwards, options and swaps to minimize its foreign currency exposure with respect to trade receivables, trade payables and forecasted purchase commitments.

Summary of financial instruments recorded on the balance sheet:

		2007			2006		
In thousands of EUR		Nominal value	Carrying amount	Fair value	Nominal value	Carrying amount	Fair value
Financial assets							
Short-term financial investments							
Held for trading							
Investment funds	EUR	0	0	0	1,000	1,054	1,054
Available for sale							
Floating rate financial instruments	EUR	4,000	3,968	3,968	4,000	3,968	3,968
Derivative financial instruments							
Interest rate swap	EUR	14,000	29	29	0	0	0
Foreign currency option	USD	0	0	0	53,000	1,768	1,768
Long-term financial investments							
Interest rate swap	EUR	0	0	0	39,000	528	528

In thousands of EUR		2007 Nominal value	2007 Carrying amount	2007 Fair value	2006 Nominal value	2006 Carrying amount	2006 Fair value
Financial liabilites							
Other liabilities							
Capital investment loans							
Fixed rate loan	EUR	4,360	4,360	4,314	7,267	7,267	7,197
R&D loans							
Fixed rate loan	EUR	4,153	4,153	3,929	2,785	2,785	2,786
Floating rate loan	EUR	12,975	12,975	12,975	8,565	8,565	8,554
Floating rate loan	CHF	0	0	0	2,863	1,782	1,850
Export loans							
Floating rate loan	EUR	19,000	19,000	19,000	19,000	19,000	19,000
Finance lease liabilities							
Floating rate	EUR	683	683	683	1,380	1,380	1,366
Floating rate	USD	0	0	0	89	89	116
Unsecured bank facilities							
Floating rate	EUR	9,000	9,000	9,000	0	0	0
Derivative financial instruments							
Interest rate swap	EUR	10,000	1,258	1,258	10,000	99	99
Foreign currency options	CHF	0	0	0	40,375	54	54
	JPY	0	0	0	1,078,000	1,002	1,002

The fair value calculations are based on the respective cash flows discounted on the balance date with interest rates applicable to similar financial instruments.

Financial instruments held for trading and available for sale are valued at their respective cash value. The valuation of derivative financial instruments is based on valuations done by the external contractors.

The interest rate swap's fair value of EUR 1,258 thousand contained within the other financial liabilities has its maturity in 2015. According to the agreement the contractual partner of the Company is entitled to cancel on every July 16, Oct. 16, Jan 16 and April 16 from April 16, 2008, onwards.

The term of the remaining derivative financial instruments is less than 1 year.

Net gains and losses from financial instruments 2007

In thousands of EUR	Result from valuation	Revaluation downward/upward	Foreign currency valuation	Result from divestment
Financial assets				
Held for trade	-109	0	1,049	181
Available for sale				
Recorded in equity	0	0	0	0
Recorded in P&L	1	0	0	57
Loans and receivables	0	0	-434	464
Financial liabilities				
Held for trade	-12	0	-80	-100
Other liabilities	0	0	-550	0

Net gains and losses from financial instruments 2006

In thousands of EUR	Result from valuation	Revaluation downward/upward	Foreign currency valuation	Result from divestment
Financial assets				
Held for trade	878	0	2,079	745
Available for sale				
Recorded in equity	0	0	0	0
Recorded in P&L	350	0	0	-4
Loans and receivables	0	0	-190	-512
Financial liabilities				
Held for trade	-470	0	-874	785
Other liabilities	0	0	888	0

Interest and dividends were not included in the tables above.

Interest income and interest expenses

Interest income and expenses from financial assets which are valued at fair value and are not affecting net income are as follows:

In thousands of EUR	2007	2006
Interest income	1,377	1,288
Interest expenses	-1,796	-1,530

Effective interest rates and liquidity analysis

The following are the contractual maturities of financial liabilities including interest payments and the effective interest rates at the balance sheet date.

In thousands of EUR	Interest rate	Carrying amount	Expected cash flow	0-1 year	2-5 years	More than 5 years
2007						
Capital investment loans						
EUR – Fixed rate loans	3.00%	4,360	4,435	2,982	1,453	0
R&D loans						
EUR – Fixed rate loans	2.04%	4,153	4,348	84	3,978	286
EUR – Floating rate loans	5.10%	12,975	14,604	3,239	11,364	0
CHF – Floating rate loans	0.00%	0	0	0	0	0
Export loan						
EUR – Floating rate loan	5.24%	19,000	19,000	19,000	0	0
Finance lease liabilities						
EUR – Floating rate	2.70%	683	695	695	0	0
USD – Floating rate	0.00%	0	0	0	0	0
Unsecured bank facilities						
EUR – Floating rate loan	4.72%	9,000	9,000	9,000	0	0
		50,171	**52,083**	**35,001**	**16,795**	**286**
2006						
Capital investment loans						
EUR – Fixed rate loans	3.37%	7,267	7,528	3,090	4,439	0
R&D loans						
EUR – Fixed rate loans	2.05%	2,785	2,917	663	2,255	0
EUR – Floating rate loans	3.95%	8,565	9,278	2,851	6,238	189
CHF – Floating rate loans	2.50%	1,782	1,908	46	1,862	0
Export loan						
EUR – Floating rate loan	3.25%	19,000	19,000	19,000	0	0
Finance lease liabilities						
EUR – Floating rate	2.50%	1,380	1,427	732	695	0
USD – Floating rate	2.47%	89	90	90	0	0
		40,867	**42,148**	**26,471**	**15,488**	**189**

At the balance date, two derivative financial instruments exist. Payments out of one of these swap contracts are only made if the interest rate level of the USD exceeds a certain threshold. Based on the anticipated interest rate trend of the USD a payout out of this contract seems unlikely given the current circumstances. For the second instrument, an interest rate swap, payouts of 0.79% on a EUR amount are made until the beginning of April 2008.

Risk of change of interest rates

At the balance sheet date, the interest bearing financial instruments carry the following values:

In thousands of EUR	2007	2006
Financial assets		
Floating rate financial instruments	3,968	3,968
Interest rate swaps	29	528
Financial liabilities		
Fixed rate loans	8,513	10,052
Floating rate loans	41,658	30,815
Interest rate swaps	1,258	99

Fair value sensitivity analysis for fixed rate instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit & loss and the Company does not apply a hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of ±100 basis points (bp) in interest rates at the reporting date would have increased (decreased) equity and profit & loss by the amounts shown below. This analysis assumes that all other variables, in particular currency rates, remain constant. This analysis is performed on the same basis for 2006.

	Profit & loss statement		Equity	
In thousands of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
2007				
Financial assets				
Variable rate financial instruments	220	-220	220	-220
Interest rate swaps	0	0	0	0
Financial liabilities				
Floating rate loans	-326	326	-326	326
Interest rate swaps	0	0	0	0
2006				
Financial assets				
Variable rate financial instruments	240	-240	240	-240
Interest rate swaps	-553	553	-553	553
Financial liabilities				
Floating rate loans	-237	237	-237	237
Interest rate swaps	0	0	0	0

Foreign currency risk

The Company's exposure to foreign currency risk based on notional amounts was as follows:

In thousands of EUR	USD	CHF	JPY
2007			
Trade receivables and other receivables	35,687	1	0
Trade liabilities and other liabilities	-9,341	-10	-356,775
Interest bearing loans	0	0	0
Finance lease liabilities	0	0	0
	26,346	-9	-356,775
Currency options	0	0	0
Currency swaps	0	0	0
Currency futures	0	0	0
	0	0	0
Net foreign currency risk	**26,346**	**-9**	**-356,775**
2006			
Trade receivables and other receivables	26,797	1	0
Trade liabilities and other liabilities	-25,970	-54	-834,543
Interest bearing loans	0	-2,863	0
Finance lease liabilities	-117	0	0
	710	-2,916	-834,543
Currency options	-53,000	-40,375	-1,078,000
Currency swaps	0	0	0
Currency futures	0	0	0
	-53,000	-40,375	-1,078,000
Net foreign currency risk	**-52,290**	**-43,291**	**-1,912,543**

Sensitivity analysis

A ten percent strengthening/weakening of the EUR against the following currencies at December 31 would have increased (decreased) equity and profit & loss by the amounts shown below:

	Profit & loss		Equity	
In thousands of EUR	10% increase	10% decrease	10% increase	10% decrease
2007				
USD	-1,627	1,989	-1,627	1,989
CHF	0	-1	0	-1
JPY	197	-240	197	-240
2006				
USD	554	-4,903	554	-4,903
CHF	215	-196	215	-196
JPY	-164	194	-164	194

This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2006.

The following foreign exchange rates were applied during the business year:

	Annual average exchange rate		Period end exchange rate	
	2007	2006	2007	2006
USD	1.3797	1.2630	1.4721	1.3170
CHF	1.6459	1.5768	1.6547	1.6069
JPY	162.11	146.81	164.93	156.93

23 Operating leases

Leases as lessee

Non-cancelable operating lease rentals are payable as follows:

In thousands of EUR	2007	2006
Less than one year	4,636	4,873
Between one and five years	16,860	18,115
More than five years	0	1,278
	21,496	**24,266**

Some of the Group's subsidiaries lease office space. In addition, the Group leases the gas farm as well as cars under operating leases. The leases typically run for an initial period of four to ten years, with an option to renew the lease after that date. Since January 1, 2007, a leasing contract for semiconductor equipment is in force. Lease payments are adapted annually to reflect market rentals. None of the leases includes contingent rentals. The expenses for operating lease amounted to EUR 2,376 thousand in 2007 (2006: EUR 2,381 thousand).

24 Contingencies

The preparation of the consolidated financial statements according to IFRS requires discretionary decisions and business assumptions by management concerning future developments, thus materially determining the method and value of assets and liabilities, the disclosure of additional obligations at the cut-off date and the resulting earnings and expenditures within the year.

Within the following assumptions there exist risks which could lead to changes in the value of assets or liabilities during the following fiscal year:

- The valuation of accruals for severance payments and long-service benefits is made using assumptions concerning the discount rate, retirement age, fluctuations and future salary increases.
- The application of deferred tax assets is under the assumption that taxable income will be available to take advantage of existing tax loss carry-forwards in the future.
- The impairment test of the tangible fixed assets is based on forecasted future cashflows in the years to come utilizing an industry and company-related discount rate.

25 Related parties

Identity of related parties

The Company has a related party relationship with:
- the Company's executive officers (CEO, CFO)
- the members of the Company's Supervisory Board (Aufsichtsrat)

Remuneration of the Company's executive officers amounted to EUR 566 thousand (2006: EUR 739 thousand). The Company recorded an amount of EUR 97 thousand (2006: EUR 64 thousand) for the accrual for severance payments. Moreover, the Board of Directors received call options for shares of austriamicrosystems AG with a calculated value at the allocation date of EUR 585 thousand (2006: EUR 369 thousand).

The remuneration of the Company's Supervisory Board amounted to EUR 228 thousand (2006: EUR 220 thousand). All remunerations were or are be paid directly by the Company. The Company has no consulting agreements with members of its Supervisory Board or the Company's known shareholders.
The Company's executive officers hold 163,333 shares and call options for the purchase of 85 thousand shares as of December 31, 2007 (179 thousand shares and call options for the purchase of 55 thousand shares as of December 31, 2006).

The breakdown for the individual members of the Supervisory Board is as follows as of December 31, 2007:

Name	Function	Gross remuneration not variable in EUR thousand	Number of shares held	Number of options held
Dipl. Ing. Guido Klestil	Chairman	82	0	0
Prof. Dr. Siegfried Selberherr	Vice chairman	62	0	0
Dr. Felix Ehrat	Member	41	1,203	0
Dipl. Wirtsch. Ing. Klaus Iffland	Member	41	560	0
Johann Eitner	Board representative	1	0	0
Ing. Günter Kneffel	Board representative	1	0	0
		228	**1,763**	**0**

No person related to the Supervisory Board held shares or options of austriamicrosystems AG as of December 31, 2007.

The breakdown for the individual members of the Supervisory Board is as follows as of December 31, 2006:

Name	Function	Gross remuneration not variable in EUR thousand	Number of shares held	Number of options held
Dipl. Ing. Guido Klestil	Chairman	80	0	0
Prof. Dr. Siegfried Selberherr	Vice chairman	62	0	0
Dr. Felix Ehrat	Member	42	1,763	0
Dipl. Wirtsch. Ing. Klaus Iffland	Member	34	560	0
Johann Eitner	Board representative	1	0	0
Ing. Günter Kneffel	Board representative	1	0	0
		220	**2,323**	**0**

No person related to the Supervisory Board held shares or options of austriamicrosystems AG as of December 31, 2006.

As of December 31, 2007, and December 31, 2006, respectively, the remuneration for the Board of Directors was as follows:

Remuneration

	CEO		Board of Directors total	
In thousands of EUR	2007	2006	2007	2006
Salary				
Salary, not variable	351	321	566	507
Salary, variable	0	138	0	232
Options				
Options (value at allocation)	390	258	585	369
Non-cash benefit				
Car	7	7	14	14
Expense for precautionary measures				
Contribution to accident insurance	2	2	3	3

During the relevant year 20,000 (2006: 21,000) call options for the CEO and 30,000 (2006: 30,000) call options for the Board of Directors as a whole were allotted during the year. The strike price amounts to EUR 38.43 (2006: EUR 34.25).
For conditions and valuations of the call options for shares of austriamicrosystems AG based on the SOP 2005 please refer to (p) (iv).

No person related to the Board of Directors held shares or options of austriamicrosystems AG as per December 31, 2007, and December 31, 2006, respectively.

There are no unsettled financial liabilites between members of the Supervisory Board or the Board of Directors and austriamicrosystems.

26 Group enterprises

	Accounting method	Country of incorporation	Ownership interest 2007	2006
austriamicrosystems France S.à.r.l.	consolidated	France	100%	100%
austriamicrosystems Germany GmbH	consolidated	Germany	100%	100%
austriamicrosystems Italy S.r.l.	consolidated	Italy	100%	100%
austriamicrosystems Switzerland AG	consolidated	Switzerland	100%	100%
austriamicrosystems (United Kingdom) Ltd.	consolidated	U. K.	100%	100%
austriamicrosystems USA, Inc.	consolidated	USA	100%	100%
austriamicrosystems Japan Co., Ltd.	consolidated	Japan	100%	100%
austriamicrosystems India Pvt. Ltd.	consolidated	India	100%	100%
austriamicrosystems (Philippines), Inc.	consolidated	Philippines	100%	100%
Austria Mikro Systeme International Ltd.	at cost	China	100%	100%

The Group enterprise accounted for at cost has ceased operations and is not material on a consolidated basis.

27 Events after the balance sheet date

On January 3, 2008, austriamicrosystems acquired a minority interest of 25% amounting to USD 6.0 m in New Scale Technologies, Inc. having its seat in Victor, NY.

The investment supports a strategic partnership for the development of products and business areas in which austriamicrosystems' analog high-performance ICs will be integrated into New Scale's patented piezo-electrical SQUIGGLE motors to create disruptively small micro motor systems. Application opportunities for these motor systems in the areas of autofocus and optical zoom modules for mobile handset cameras, actuators for electronic locks, microfluidic pumps for medical appliances and active control systems for automobile components are actively pursued as part of the strategic partnership.

Unterpremstätten, February 1, 2008

John A. Heugle
CEO

Michael Wachsler-Markowitsch
CFO

Auditor's Report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of austriamicrosystems AG, Unterpremstätten, Austria, for the financial year from 1 January to 31 December 2007. Those financial statements comprise the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing (ISAs), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolididated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluation the appropriatedess of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2007 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Report on Other Legal Requirements

Law and regulation applicable in Austria require us to perform audit procedures whether the group management report is consistent with the consolidated financial statements and whether the other disclosures made in the group management report do not give rise to misconception of the position of the group.

In our opinion, the Group Management Report is consistent with the consolidated financial statements.

Vienna, 5 February 2008

KPMG
Wirtschaftsprüfungs- und Steuerberatungs GmbH

Mag. Helmut Kerschbaumer
Austrian Chartered Accountants

Mag. Robert Kobierski
Austrian Chartered Accountants

Notes

Imprint



Responsible for contents

austriamicrosystems AG
Moritz M. Gmeiner
Investor Relations
A-8141 Schloß Premstaetten/Österreich
Phone +43/3136/500-5970
Fax +43/3136/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com

Photographs: Toni Muhr, Graz (www.tonimuhr.at)



austriamicrosystems introduces 1.5µA ultra low quiescent current, 20V LDO

Low-Power LDO AS1360 requires only 1.5µA quiescent current and handles up to 20V input voltage

Unterpremstaetten, Austria (August 21, 2007) – austriamicrosystems (SWX: AMS), a leading designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its low dropout regulator (LDO) portfolio with the AS1360 LDO operating at an extremely low supply current. The device is designed to extend the operating time of low power applications and allows the use of a small and less expensive 1µF ceramic output capacitor.

"The AS1360 offers the lowest supply current, tight output-voltage tolerance, low dropout voltage and excellent dynamic performance even with small capacitors, thereby reducing external part costs and increasing battery life," said Walter Moshammer, marketing director Standard Linear at austriamicrosystems. "The highly attractive combination of features makes the AS1360 an excellent solution for virtually any portable or battery-powered application."

With an operating input voltage up to 20V, the AS1360 LDO regulator family is available in a range of pre-programmed output voltages of 1.8, 2.5, 3.0, 3.3 or 5.0V. The output voltage itself is regulated with an accuracy of 0.5%, which meets the requirements of portable battery powered products.

The AS1360 can deliver up to 250mA of output current while consuming only 1.5µA of quiescent current. The device offers a dropout voltage of 400mV at 200mA and exceeds in dynamic behaviour with excellent line and load regulation.

Furthermore, the AS1360 offers over-temperature and over-current protection providing a robust solution for any application. The AS1360 family is available in a 3-pin SOT23 package suitable for operating environments ranging from -40 to +85°C.

For product-specific information, to download datasheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/products_detail/AS1360/AS1360.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Moritz Gmeiner
Media Relations
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces AS8267, a feature-packed system-on-chip single phase energy meter IC supporting 80-segment LCD displays

AS8267 ensures complete security of both application program and data and offers highly reliable on-chip Flash memory

Unterpremstaetten, Austria (August 24, 2007) – austriamicrosystems (SWX: AMS), a leading designer and manufacturer of high performance analog ICs for the communications, industrial, medical and automotive markets, introduces the AS8267, a new single phase energy meter IC providing security protected on-chip data and program memory with the most reliable data retention specification over an extreme temperature range.

The feature packed AS8267 energy metering IC includes a state of the art precision front-end for accurate measurement of all metering parameters. The embedded logic and microcontroller enable easy and versatile customization to the user's requirements. All anti-tamper measures are integrated in the AS8267 and any attempts of fraud are monitored. Embedded features like LCD drivers, temperature sensor and real-time clock keep the list of external components to the minimum.

The AS8267 supports up to 80-segment LCD display and incorporates an 8-bit MCU, 32kBytes of on-chip Flash memory and 9 programmable multi-purpose inputs/outputs. The AS8267's two universal asynchronous receiver transmitters (UARTs) allow for external communication. A programmable energy LED pulse output is generated on-chip, enabling fast automatic digital calibration. An on-chip temperature sensor and real-time clock are also provided while an additional serial interface allows connection of an optional external EEPROM.

"Our embedded Flash technology, used in the AS8267, meets the highest requirements related to retention of data for metering application program and data," says Matjaz Novak, marketing director Industry & Medical at austriamicrosystems. "In addition, our memory content security feature allows our customers to fully protect their software investment while providing a highly reliable hardware platform for metering applications."

"The unsurpassed accuracy performance of the AS8267 for all measured parameters, including active energy, MAINS voltage and MAINS current, also makes the AS8267 a leader in its field," adds Dave Simpson, applications manager for metering products at austriamicrosystems. "The precision measurement accuracy is consistently repeatable for all measurements."

The AS8267 device adds to a portfolio of austriamicrosystems LCD meter system-on-chip products, which include AS8268, AS8228 and AS8218.

The AS8267 is available in a LQFP-64 pin package and is pin compatible with the currently available AS8268, AS8218 and AS8228 ICs.

More product information can be found on austriamicrosystems' website at www.austriamicrosystems.com

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Technical Contact
austriamicrosystems AG
Dave Simpson
Tel: +27 41 581 8401
Fax: +27 41 581 5325
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces high efficiency inductorless DC-DC boost converter

AS1301 delivers 50mA at 5V while requiring smallest external components

Unterpremstaetten, Austria (August 28, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, today introduced the AS1301, the first inductorless DC-DC boost converter in an upcoming portfolio. The AS1301 is capable of output currents as high as 50mA from a wide ranging input of 2.7 to 5.25V.

The new AS1301 offers low-noise constant frequency operation from light to higher loads. Its unique constant-frequency architecture provides both low input and low output ripple and its high 1MHz switching frequency allows the use of extremely small external capacitors. Low external parts count of two ≤220nF flying caps and two ≤2.2µF bypass capacitors, combined with the small size of the low profile (0.6mm) WL-CSP-8 package, make the AS1301 an extremely compact solution for space-constrained applications.

Providing a regulated output, the AS1301 is ideally suited for a variety of applications such as 2-3 AA cells alkaline/NiMH or 1 cell Li-Ion battery to 5V boost conversion in portable devices. With an excellent efficiency of up to 92%, the AS1301 offers lowest quiescent current and features a <5µA shutdown mode in which the output is fully disconnected from the input.

"Inductorless DC-DC converters like the AS1301 are often the ideal solution for applications requiring a combination of low power, simplicity and low cost," commented Walter Moshammer, marketing director Standard Linear at austriamicrosystems. "They require only capacitors and have no need for expensive inductors to generate the desired voltage which has the additional advantage that no electromagnetic emissions are influencing the application."

To prevent excessive inrush current during startup, the AS1301 offers a soft-start feature plus additional features like overload protection and thermal shutdown circuitry. The AS1301 is available in a TDFN (3x3x0.8mm) 10-pin or a WL-CSP 8-bump package and is suitable for operating environments ranging from -40 to +85°C.

More product specific information can be downloaded from austriamicrosystems' website at http://www.austriamicrosystems.com/03products/products_detail/AS1301/AS1301.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and

car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Karin Ronijak
Media Relations
Tel: +43 (0) 3136 500 5995
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems offers additional 20V devices for its advanced 0.35μm High-Voltage CMOS process

The 0.35μm High-Voltage CMOS process H35 fully supports supply voltages from 3.3V to 120V on a single chip

Unterpremstaetten, Austria (September 12, 2007) – austriamicrosystems' Full Service Foundry business unit announced today at the Fabless Semiconductor Association (FSA) Supplier Expo in Santa Clara the offering of its leading edge 0.35μm High-Voltage CMOS technology H35 with an additional set of 20V NMOS and PMOS devices. The new extension allows the integration of 3.3V, 5V, 20V, 50V and 120V devices on a single chip without any process changes.

The new thin-, mid- and thick oxide NMOS and PMOS devices with optimized area and very low Ron resistance as well as a new Metal-Insulator-Metal capacitor (MIMCAP) make the 20V option a competitive solution for fabless design houses and IDMs developing power management products and display drivers for battery powered applications.

austriamicrosystems' 0.35μm HV-CMOS technology is the first purely CMOS based High-Voltage process that matches BCD performance and chip sizes at much lower process complexity. It is based on the 0.35μm CMOS process transferred from TSMC. H35 offers fully scalable High-Voltage NMOS and PMOS devices, floating logic libraries as well as a best-in-class power-on resistance. For its fully automotive and medical qualified H35 process, austriamicrosystems delivers its industry benchmark design environment ("HIT-Kit"), which comes complete with IO libraries, special utilities optimized for High-Voltage CMOS product design and excellent characterized circuit simulation models.

"The extension of our 0.35μm High-Voltage CMOS technology portfolio with this new 20V devices strengthens austriamicrosystems' commitment to provide our customers with best-in-class analog semiconductor process technology, manufacturing and services" says Thomas Riener, General Manager of austriamicrosystems' business unit Full Service Foundry. "Our H35 technology platform now fully supports supply voltages from 3.3V, 5V, 20V, 50V and 120V on a single chip. Lowest process complexity in combination with area and performance optimized devices gives our customers an enormous competitive advantage in developing their products such as power management products and display drivers for battery powered applications."

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Moritz M. Gmeiner
Director Corporate Communications
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems releases new improved version of High-Voltage CMOS process design kit for foundry customers

New HIT-Kit v3.72 comes complete with additional 20V devices and special utilities optimized for High-Voltage CMOS product design

Unterpremstaetten, Austria (October 4, 2007) – austriamicrosystems' business unit Full Service Foundry announced today a further improvement of its industry benchmark design environment ("HIT-Kit") for its advanced 0.35µm High-Voltage CMOS process H35. It is ideally suited for high voltage product design like power management products, display drivers, sensors and sensor interfaces and any kind of automotive applications just to name a few.

The new and easy to use HIT-Kit 3.72 based on Cadence version 5.1.41 includes updated periphery cell libraries up to 50V as well as the recently announced set of 20V devices optimized for power management products and display drivers in battery powered applications. In addition the HIT-Kit offers unique design utilities like Safe Operating Area Check (SOAC) tool, automatic layout generators for high-voltage device and guard-ring generation and special layout verification utilities like leakage check. In combination with the highly accurate circuit simulation models these tools enable high voltage chip designers to shorten their design time and increase their number of first time right designs.

"These new design tools and utilities are helping high voltage designers to do better simulation and gain more peace of mind towards completing their product design. We consider this another demonstration of us going the extra mile for our foundry customers", commented Thomas Riener, General Manager of austriamicrosystems' business unit Full Service Foundry. "Our leading High-Voltage CMOS process technology in combination with an easy-to-use design environment and outstanding support enables foundry customers to achieve first time right designs at smallest possible die sizes."

The new Cadence HIT-Kit v3.72 contains a complete set of fully silicon-qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters. Custom analog devices, physical verification rule sets for Assura® DRC/LVS/EXT, as well as excellent characterized circuit simulation models enable rapid design starts of complex high performance mixed-signal ICs.

All I/O structures within the design kit are silicon-validated and meet the military ESD and JEDEC latch-up standards with I/O pads designed to surpass up to 4kV HBM and 250mA latch-up immunity. The specialty High-Voltage CMOS process H35 with its floating libraries includes a total of more than 2400 core and periphery cells. More details about the Cadence-based HIT-Kit can be found at http://asic.austriamicrosystems.com/hitkit/index.html

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems unveils 12-bit, 8-channel, low power A/D converter featuring an I^2C compatible interface

The AS1538 offers lowest power consumption combined with the maximum speed of an I^2C interface.

Unterpremstaetten, Austria (October 18, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, has introduced the AS1538 – an I^2C interfaced ADC with power consumption in the µA range, expanding austriamicrosystems high-performance ADC portfolio. The AS1538 combines low-power operation, maximum possible conversion speed for I^2C and fully-differential or single-ended analog input modes together with outstanding dynamic performance (THD -75dB) in a 16-pin TSSOP package. All this and its ease of use makes the AS1538 well-suited for 2.7 to 5.25V battery-powered and industrial applications using an I^2C bus.

The AS1538 offers 12-bit resolution on each of the eight input channels. With a conversion speed of 50ksps while using less as 850µA supply current (including the internal reference), austriamicrosystems again demonstrates its continued leadership in low power consumption. In shutdown mode the supply current drops to less than 1.5µA. The internal 2.5V reference or an external reference in the 1V to 5.25V range determines the full-scale analog input range.

"The AS1538 has software-configurable analog inputs offering the choice of 4-channel fully differential or 8-channel single-ended mode and providing utmost flexibility for a broad range of applications. At the same time, the fully differential input mode enables especially precise measurements under noisy conditions commonly found in industrial environments," said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems.

The AS1538's I^2C-compatible interface supports interface speeds up to 3.4MHz including industry-standard speeds of 100kHz and 400kHz. User-programmable I^2C addresses allow up to 4 devices on one I^2C bus.

The AS1538 is available in a 16-pin TSSOP package suitable for operating environments ranging from -40°C to +85°C. Product-specific information and free samples via austriamicrosystems' online shop ICDirect can be found at http://www.austriamicrosystems.com/03products/products_detail/AS1538/description_AS1538.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems successful in the third quarter with growth in revenues, gross margin and earnings

Key financial data for the third quarter of 2007

Unterpremstaetten, Austria (October 22, 2007) — austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for the communications, industrial, medical and automotive markets, grew revenues, gross margin and earnings in the third quarter of 2007, given ongoing good demand for its analog semiconductor solutions from Europe, North America and Asia.

Consolidated group revenues for the third quarter 2007 reached EUR 51.1 million, compared to EUR 49.8 million the same quarter in 2006. Gross margin grew strongly by more than two percentage points to 50% from 48% in the same period last year. Despite ongoing R&D investments for product platform and process developments and an unstable exchange rate environment, the result from operations (EBIT) for the third quarter increased by 12% to EUR 9.1 million, from EUR 8.2 million in the same quarter last year.

The net result for the third quarter reached EUR 8.7 million, increasing 9% from EUR 7.9 million in the same period last year. Basic and diluted earnings per share for the third quarter were CHF 1.31 / EUR 0.79 up from CHF 1.14 / EUR 0.72 in the same period last year. Total backlog which does not reflect consignment stock agreements and therefore is not fully comparable to previous years stood at EUR 55.0 million on September 30, 2007 (EUR 65.1 million on September 30, 2006).

austriamicrosystems' business performed well and in some areas slightly ahead of expectations in the third quarter. In communications, the ramp-up of lighting management products at key OEMs Nokia and SonyEricsson is developing positively with several released handset models very successful in the market and attaining high volume levels. austriamicrosystems was able to broaden its product reach into these customers through additional design-wins for power management, mobile entertainment and lighting products. While austriamicrosystems' total mobile entertainment business for this year is impacted by delayed ramp-ups, SanDisk released new highly successful miniature MP3 players based on austriamicrosystems' system solution.

Both the industrial and automotive markets showed continuing good performance with strength across a large number of product segments, including industrial sensors, rotary encoders and sensor interfaces for automotive and medical systems. In operations, austriamicrosystems saw further improvements in its manufacturing efficiency which coupled with product mix enhancements drove the positive development of its gross margin in the quarter.

austriamicrosystems anticipates revenues and earnings to show strong increases in the fourth quarter 2007, reflecting typical seasonality. Full year revenues and earnings for 2007 are expected to be impacted by the continuing weakness of the US dollar with full year revenue growth currently expected as a low single-digit percentage and full year earnings expected slightly below last year's level, based on available information. Full year gross margin for 2007 is foreseen to improve meaningfully over last year.

Looking forward into 2008, austriamicrosystems is well positioned in its target markets and confident about its growth opportunities with designed-in products and new projects. Consequently, austriamicrosystems expects higher revenue growth as well as earnings growth in 2008, compared to this year.

The complete third quarter report 2007 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/report.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

IDS

PRESS RELEASE

austriamicrosystems and IDS Microchip announce joint development for reader IC to empower portable UHF RFID readers

Unterpremstaetten, Austria, and Wollerau, Switzerland (October 25, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, and IDS Microchip, a provider of flexible RFID and sensors silicon system solutions, have partnered to develop an innovative UHF RFID reader IC targeted at the portable reader market. These UHF RFID readers would be used to interrogate Gen 2 RFID tags, the latest generation of RFID tag technology, allowing contactless identification of goods or materials in a broad range of applications.

In the joint development, austriamicrosystems and IDS Microchip have collaborated to achieve the low current consumption and low cost bill of materials (BOM) required for the portable reader market. By incorporating time critical portions of the design, the partners have significantly simplified the end product design, such that this IC, with a simple 8-bit microcontroller, can implement a complete Gen 2 RFID reader.

The new solution also enables a low-cost BOM for a complete reader solution, totaling less than €50 in 1k quantities. The integrated IC is based on a current-optimized design and includes an internal power amplifier. The solution offers customers a simplified implementation reducing the specialized RFID knowledge required to design a state-of-the-art UHF RFID reader.

"The UHF RFID market has been limited in growth potential due to the complex and expensive reader solutions available on the market until now. With this new UHF RFID reader solution from austriamicrosystems and IDS, reader vendors have been excited about the time to market and attractive price targets they can now achieve," said Franz Faschinger, Senior VP and General Manager Business Unit Industry & Medical at austriamicrosystems.

"We are thrilled to be able to support both portable and embedded reader markets with this solution," said Oluf Alminde, Director of Sales, IDS Microchip. "Leveraging this joint development, the end user should soon enjoy a significant price drop for their UHF reader solutions which in effect would reduce some of the challenges in deployment."

The new IC will be offered by both companies; austriamicrosystems will offer the part as AS3990, and IDS Microchip will offer the part as IDS-R900G. Both austriamicrosystems and IDS have been working with design partners on innovative end products based on this new device.

The device will be manufactured at austriamicrosystems' wafer fab in Unterpremstaetten, Austria, and is expected to be released to production in the first quarter 2008. Samples are available now.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

About IDS Microchip

IDS Microchip is leading the development and integration of RFID-based solutions. As the leading fabless company specialized in wireless and sensor enabled integrated circuits and IPs with particular focus on highly integrated low-power RFID solutions, IDS Microchip is striving ardently to enable clients to get cost effective solutions. Originated in 1996 as an IC design centre, IDS Microchip benefits from its vast creative pool with a large number of IPs and patents and a highly motivated team of creative engineers.

For further information:

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Press Contact
IDS Microchip AG
Oluf Alminde
Director Sales & Marketing
Tel: +41 55 462 1101
Fax: +41 55 462 1103
sales@ids-microship.com
www.ids-microchip.com

austriamicrosystems launches AS1528/29 micro-power, 10-bit, 150ksps A/D converters offering single-ended and fully-differential input

AS1528/29 is ideal for applications with strict low power requirements such as battery powered data acquisition systems, remote sensors or pen digitizers

Unterpremstaetten, Austria (November 12, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, has expanded its micro-power A/D converter family with the new and cost efficient AS1528 10-bit, ultra-low power single-channel fully-differential A/D converter and the AS1529 dual-channel single-ended ultra-low power A/D converter. Combining ultra-low power operation at a high sampling speed of 150ksps with excellent dynamic performance in a small 3x3mm TDFN 8pin package, the AS1528/29 family is an optimal solution for small battery-powered devices and portable data acquisition systems such as remote sensors or pen digitizers with tough space requirements.

In line with the micro-power consumption of their 12-bit brothers AS1524/25, the 10-bit AS1528/29 also consume less than 350µA (3V) at the 150ksps maximum sampling rate. The advanced automatic shutdown feature places the device into sleep mode between conversions, significantly reducing power consumption at lower sampling speeds. Power consumption drops to 245µA (3V) at a reduced speed of 100ksps, further down to only 2.5µA at a still reasonable speed of 1ksps and to stunning 200nA during shutdown.

"These A/D converters are perfect for applications with extremely demanding power consumption and space requirements. One of the key aspects of their design in terms of power reduction is the intelligent automatic shutdown. Thanks to this unique design, the AS1528/29 is always at the perfect operating point drawing the minimum current across all sampling rates," said Walter Moshammer, marketing director Standard Linear at austriamicrosystems.

Besides the low power requirements the AS1528/29 offer outstanding DC performance of ±0.275LSB (max) for INL and DNL, as well as an ultra-low offset and gain error of ±0.25LSB combined with excellent dynamic specifications like a THD of -79.5dB.

SPI, QSPI and a Microwire-compatible interface enable high-speed data access to the AS1528/29 while minimising board space. Both devices generate an internal clock; however, they also support an external clock for increased flexibility. Both ICs operate from a 2.7 to 5.25V single supply.

The AS1528/29 family is available in an 8-pin 3x3mm TDFN package suitable for operating environments ranging from -40°C to +85°C. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit
www.austriamicrosystems.com/03products/23_ad_converter.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems expands CMOS, High-Voltage, High-Voltage Flash and RF Multi Project Wafer Service for Foundry Customers

More extensive prototyping schedule for High-Voltage CMOS, High-Voltage CMOS Embedded Flash, SiGe-BiCMOS and CMOS specialty processes

Unterpremstaetten, Austria (November 15, 2007) – austriamicrosystems' business unit Full Service Foundry expands its cost-efficient and speedy ASIC prototyping service, known as Multi-Project Wafer (MPW) or shuttle run, with a more extensive schedule for 2008. The service which combines several designs from different customers onto one wafer allows sharing the costs for wafer and masks among a number of different shuttle participants.

austriamicrosystems' MPW service includes the whole range of processes in 0.35µm geometry which are based on the 0.35µm CMOS process transferred from TSMC (Taiwan Semiconductor Manufacturing Company). The CMOS compatible 0.35µm Silicon-Germanium BiCMOS technology enables RF circuit designs with an operating frequency of up to 10 GHz combined with high-density digital parts on one single ASIC. The 0.35µm High-Voltage CMOS process family with a 20V CMOS option, ideally suited for power management products and display drivers, and a 50V CMOS process, optimized for automotive and industrial applications, serve customers' demand for high-voltage applications and products. The advanced High-Voltage CMOS process with Embedded Flash functionality adds to austriamicrosystems' MPW service portfolio. For the first time austriamicrosystems offers the prototyping service for its advanced 0.18µm High-Voltage CMOS technology H18, a joint development with IBM. The H18 process technology is based on IBM's industry proven 0.18µm CMOS process CMOS7RF and is perfectly suited for smart power management ICs in handsets, PDAs, portable media players and other mobile devices.

In 2008, austriamicrosystems will offer more than 150 MPW start dates, made possible through long lasting co-operations with organizations like CMP-TIMA, Europractice, Fraunhofer IIS and MOSIS. The full schedule for 2008 has now been released and detailed start dates per process are available on the web at http://asic.austriamicrosystems.com/cot

To take advantage of the MPW service, austriamicrosystems' foundry customers deliver their completed GDSII-data at specific dates and receive untested packaged samples or dies within a short lead-time of typically 8 weeks for CMOS and 10 weeks for 0.35µm High-Voltage CMOS, SiGe-BiCMOS and Embedded Flash processes. All 0.35µm MPW runs will be produced at austriamicrosystems' state-of-the-art 8 inch wafer fab in Austria.

All process technologies are supported by the well-known HIT-Kit, an advanced process design kit based on Cadence, Mentor Graphics or Agilent ADS design environments. The HIT-Kit comes complete with fully silicon-qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters. Custom analog and RF devices, physical verification rule sets for Assura and Calibre as well as excellently characterized circuit simulation models enable rapid design starts of complex high performance mixed-signal ICs. In addition to standard prototype services, austriamicrosystems also offers analog IP blocks, memory (RAM/ROM) generation service and packaging services in ceramic or plastic.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces 9µV_{RMS} ultra low-noise 300mA LDO with power-ok flag

Ultra low-noise AS1358/59 and AS1361/62 LDO regulators offer optimal solution for low-noise applications requiring highest performance

Unterpremstaetten, Austria (November 23, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, expands its low dropout regulator (LDO) portfolio with the AS1358/59/61/62 family optimized to deliver outstanding noise performance of less than 9µVRMS and up to 92dB PSRR (@ 1kHz typ). With this new product family austriamicrosystems offers the highest performing LDOs in their class on the market.

The AS1358/59/61/62 family, operating from a 2 to 5.5V supply, is the perfect LDO for dual or triple standard-cell and single Li-Ion battery powered applications. With a low dropout voltage of 70mV typ @ 150mA and 140mV typ @ 300mA (AS1359/62 only) at an extremely low current of only 40µA typ during operation and stunning 9nA typ during shutdown, battery life time can be maximized using these new ultra-low-noise ICs.

"AS1358/59/61/62 are the LDOs of choice for powering circuits that require a low-noise supply, such as RF, cell-phone cameras, wireless base stations and PA bias supplies", said Walter Moshammer, marketing director Standard Linear at austriamicrosystems. "Offering low dropout voltage as well as low quiescent current, this ultra-low-noise LDO family is ideally suited for any battery-powered device."

The AS1358/59/61/62 family offers pre-programmed output voltages in the range between 1.4 to 4.5V with an output voltage accuracy of excellent 1% (@ 300mA). An additional feature of the AS1361/62 is a power-ok output that signals when the output voltage drops out of regulation.

A digital enabled pin with a turn-on time of only 300µs allows system-level dynamic power management. Furthermore, the devices offer over-temperature and over-current protection. With the choice of between 150mA (AS1358/61) and 300mA (AS1359/62) output current, the new ultra-low-noise LDO family delivers sufficient power for a wide range of applications.

The AS1358/59 are available in a 5-pin TSOT23 package and the AS1361/62 are available in a 6-pin TSOT23 package, both suitable for operating environments ranging from -40 to +85°C. More product specific information can be downloaded from the austriamicrosystems website at http://www.austriamicrosystems.com/03products/......

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and

car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems introduces AS5305, a high-speed, high-resolution magnetic linear motion encoder IC

New device allows measurement of linear position and off-axis rotation

Unterpremstaetten, Austria (November 26, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, has launched the AS5305, a magnetic linear motion encoder IC, aimed at linear motion and off-axis rotational measurements in applications such as industrial drives, x-y stages or electrical motors. An automotive version AS5305A for applications such as throttle, cam- and crankshaft position sensing as well as for high resolution motor control will be available in the first half of 2008.

The AS5305 is a complete system-on-a-chip, combining Hall elements and a signal processor on one silicon chip. The device provides linear position measurement via a single-track or double-track multi-pole magnetic strip sliding over the IC. Using a cost-effective single-track magnetic strip, an incremental measurement with a resolution as small as 14 microns per position step can be obtained. The AS5305 supports magnetic strips with pole-pair dimensions between 2.26mm and 5.91mm.

An absolute linear displacement can be obtained by operating the AS5305 in conjunction with a double-track magnetic strip. The IC reads index information from the second magnetic strip, which represents a reference position within the mechanical displacement.

"The AS5305 linear encoder is designed for use in a wide range of applications in the industrial, automotive, medical and consumer markets," says Matjaz Novak, Marketing Director Industry & Medical at austriamicrosystems. "The AS5305 allows module manufacturers to significantly reduce their product size in form factor critical applications. For example, the combination of form factor, high reliability and high resolution makes the AS5305 particularly attractive for portable medical devices."

The AS5305 can also be used as an off-axis device for rotational measurements, in conjunction with a multi-pole magnetic ring. When used with a 32 pole-pair magnetic ring, for example, the AS5305 is able to provide a resolution of 5,120 positions per revolution. The device can operate at speeds of up to 9,375 rpm with an integrated field strength indicator acting as an additional safety feature.

The AS5305 linear encoder IC adds to austriamicrosystems' highly successful family of magnetic rotary encoders. Like all austriamicrosystems magnetic rotary encoder ICs, the AS5305 is insensitive to external magnetic stray fields.

The AS5305 is available now in a lead-free TSSOP20 package. The device operates at 5V supply and is specified for -40° to +125°C ambient temperature. The automotive version AS5305A will be fully qualified to

AEC-Q100 and specified for ambient temperatures up to +150°C. More product information can be found on austriamicrosystems' website at http://www.austriamicrosystems.com/03products/20_rotary_encoders.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information:

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Katharina Jevnisek
Tel: +43 (0) 3136 500 5443
Fax: +43 (0) 3136 500 5420
katharina.jevnisek@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' new 12-bit ADC offers high speed and increased channel count

The 12-bit AS1542 addresses communications and data acquisition needs with 1Msps and 16 input channels combined with lowest power consumption

Unterpremstaetten, Austria (December 4, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, has introduced the AS1542, a multi-channel successive-approximation ADC with lowest power consumption, excellent DC performance and outstanding dynamic specifications, expanding austriamicrosystems high-performance ADC portfolio. The high speed of 1Msps combined with 16 input channels makes the AS1542 ideal for networking equipment, motor control, industrial automation, wired and wireless communications and all forms of data acquisition.

The AS1542 offers high 12-bit resolution on each of the sixteen input channels and uses advanced design techniques to achieve very low power dissipation at high throughput rates. At a conversion speed of 1Msps the AS1542 uses as less as 2.4mA, while in automatic shutdown mode the supply current drops to less than 0.5µA.

The 16 input channels are software configurable as 16-channel single-ended or 8-channel fully-differential analog inputs. Additionally, a sequencer and channel counter allows continuous or single conversions on selected channels without further user input and interruption of conversions while reprogramming the ADC. This allows the channel selection function to be altered while the sequence is in progress.

"There is an escalating demand for increased channel count on analog-to-digital converters and the AS1542 helps meet that requirement with 16 channels. Typical applications needing more channels include optical, wired and wireless communications, motor control, industrial automation and all forms of data acquisition," said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems. "At the same time, the fully differential input mode of the AS1542 enables very precise measurements under noisy conditions often found in industrial environments."

This AS1542 operates from a single 2.7 to 5.25 V supply and contains a Vdrive (interface drive voltage) function which enables the serial interface to connect directly to either 3 or 5 V processor systems independent of the ADC's supply voltage. The ADC can be interfaced via a high speed SPI/QSPI/Microwire or DSP interface.

The AS1542 is available in a 28-pin TSSOP package suitable for operating environments ranging from -40°C to +85°C. Product-specific information and free samples via austriamicrosystems' online shop ICdirect are available at http://www.austriamicrosystems.com/AS1542/description_AS1542.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems launches world's first high precision LED drivers with optimal support for latest local dimming LCD backlight technology

AS3693 and AS3694 are ideal for LED backlight control in large LCD TVs, PC monitors and laptops

Unterpremstaetten, Austria (December 7, 2007) – austriamicrosystems, a leading designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, has extended its high brightness LED driver portfolio with the AS3693 and AS3694, especially designed to support LED-based LCD backlighting applications.

The new LED drivers AS3693 and AS3694 feature optimized synchronization and timing technologies avoiding costly and suboptimal designs based on standard LED drivers. They are ideally suited to fit the latest trend in LCD backlighting which is to synchronize the LCD backlight with the TV picture. So-called local dimming enables only the required segments of the backlight to be on, making bright spots in the TV picture appear really bright and dark parts completely black. This technology allows OEMs to achieve exceptional contrast ratios as well as energy savings.

The new AS3693 and AS3694 LED drivers also offer outstanding driver accuracy of +/-0.5% which guarantees exact brightness and color matching and is ahead of any competitor device currently available on the market. AS3693 offers 16 high brightness LED output channels; AS3694 provides 12 channels and 3 additional DC/DC converters. The brightness and timing of each output can be controlled individually via SPI or I²C. Local dimming is supported by independent PWM generators with programmable delay, period and duty cycle, resulting in optimized TV pictures which are totally flicker-free.

The AS3693 and AS3694 high precision LED current sources have a wide voltage compliance range of 50V supporting the deployment of long LED strings. In addition, an integrated dedicated power supply control technology enables thermal and energy efficient design. The supply voltage for the AS3693 and AS3694 is derived from the LED supply voltage via the build-in shunt regulator. Both devices offer safety features for thermal control as well as open and short LED detection.

Markus Luidolt, Marketing Manager Backlighting at austriamicrosystems, stated: "Our innovative AS3693/94 LED drivers are gaining acceptance among major LCD panel and LCD TV manufacturers with very positive feedback from OEMs after initial tests. austriamicrosystems' high precision LED drivers fit 100% with the latest LCD backlight technologies like local dimming– no matter if RGB or white LEDs."

Demonstrations of the new ICs will be available at austriamicrosystems' off-exhibition suite at CES 2008 in Las Vegas from January 7 -10, 2008.

The AS3693 and AS3694 are available in a TQFP64 package and are specified for -20° to +85°C ambient temperature. Product-specific information and free samples are available at http://www.austriamicrosystems.com/lighting.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Tel: +43 (0) 3136 500 5828
Fax: +43 (0) 3136 500 5420
markus.luidolt@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems develops high precision LED driver for latest LCD backlight technology together with LG.Philips LCD

AS3693 offers excellent support of block dimming technology to reach highest contrast ratios in LCD TVs with LED backlight

Unterpremstaetten, Austria (December 14, 2007) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, announced that it has co-developed a new high precision LED driver, AS3693, with LG.Philips LCD, a leading provider of LCD displays. Designed for LCD TV backlight applications, the innovative AS3693 allows dimming of multiple segments of the LCD TV backlight, enabling highest contrast ratios and best picture quality. So-called block dimming results in only the required segments of the backlight being on, making bright spots in the TV picture really bright and dark parts completely black.

austriamicrosystems' AS3693 high precision LED driver offers control of 16 LED channels, where each channel can be controlled completely independently via built-in PWM generators while withstanding up to 50V. With the highest precision current control of 0.5% the AS3693 offers better accuracy than any competitor 16 channel LED driver currently on the market, guaranteeing the most accurate control of the LED light output for both white and RGB LED backlight panels.

A whole chain of AS3693 drivers can be controlled via SPI or I²C making the device the top choice for larger LCD panels. External clock and synchronizing inputs allow the easy synchronization of the LCD backlight with the TV picture. Built-in safety features include thermal shutdown as well as open and short LED detection.

Markus Luidolt, Marketing Manager for LED backlight drivers at austriamicrosystems, stated, "To meet our customers' requirements, austriamicrosystems developed this high performance solution tailored to the specific needs of LCD TVs with LED backlight. Easy synchronization with the TV picture and highest precision to achieve optimal color and brightness levels are the most important characteristics of our AS369x-product family which is seeing strong interest from leading players in the LCD TV arena."

austriamicrosystems will present its new LED driver family for LCD TV backlight applications in an off-exhibition suite at the Consumer Electronics Show 2008 in Las Vegas.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and

car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Marketing Manager
Tel: +43 (0) 3136 500 5828
Fax: +43 (0) 3136 500 5420
markus.luidolt@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' new 20V Step-Down DC-DC Regulator offers up to 96% Efficiency

AS1341 high voltage buck regulator offers low 12µA quiescent current and 600mA output current

Unterpremstaetten, Austria (December 17, 2007) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of analog ICs for communications, industrial, medical and automotive applications, today expanded its DC-DC converter portfolio with the AS1341, a hysteretic high efficiency 20V step-down regulator in a small 3x3mm TDFN 8-pin package, ideally suited to increase battery life in applications like notebooks and handheld systems.

The AS1341 DC-DC regulator delivers 600mA at 5.0V from a 12V input and can provide adjustable output voltages in the range of 1.25V to VIN or fixed 5V. The device operates from an input voltage of between 4.5 and 20V and offers a high efficiency rate of up to 96%. Additionally, an integrated 100% duty-cycle mode improves efficiency in low dropout conditions.

"Especially in applications where the main power supply is at levels of 12V or higher DC-DC converters such as the AS1341 are strongly recommended to generate low supply voltages down to 1.25V," said Walter Moshammer, Marketing Director Standard Linear at austriamicrosystems. "Due to the AS1341's high efficiency rate of up to 96%, heat dissipation is extremely low, when compared to linear regulators, which means no expensive cooling plates or fans are required. The high efficiency rate provided by AS1341 also helps portable devices to extend the time between battery replacement or recharge cycles".

The AS1341 DC-DC converter allows the use of tiny low profile inductors and small capacitors. Its built-in current limit function can be set to 0.7 or 1.4A switching current for optimizing the converter to the used inductor and load. The AS1341's low quiescent current of 12µA improves light load efficiency and conserves battery life. During shutdown the current draw is reduced to only 0.8µA.

The AS1341 DC-DC converter is available now in a 3x3mm TDFN 8-pin package and is specified for the industrial temperature range of -40°C to +85°C. Product-specific information and free samples via austriamicrosystems' online shop ICdirect are available at
http://www.austriamicrosystems.com/03products/products_detail/AS1341/AS1341.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees,

austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

FINGERPRINTS

PRESS RELEASE

austriamicrosystems' Full Service Foundry unit selected by Fingerprint Cards to manufacture high quality fingerprint sensor chip for security applications

Fingerprint Cards relies on austriamicrosystems' outstanding manufacturing capabilities for its third generation sensor chip

Unterpremstaetten, Austria and Gothenburg, Sweden (December 20, 2007) – austriamicrosystems' business unit Full Service Foundry today announced the high volume production of Fingerprint Card AB's advanced high quality fingerprint sensor chip FPC1011C. Fingerprint Cards, a leading supplier to the biometric market, developed the new sensor chip as the basis for its comprehensive product portfolio ranging from fingerprint sensors and biometric processor ASICs to complete biometric sub-modules.

Based on Fingerprint Cards' patented technology, the new sensor chip offers very high image quality, 3D image with 256 gray scale values in every pixel and extremely highly sensitive pixel amplification (HSPA) resulting in a very high signal to noise ratio. This makes the FPC1011C the best sensor available on the market today with respect to robustness and image quality. The FPC1011C sensor chip is ideally suited for physical access control, time and attendance, security and IT security applications.

"We are impressed by the professionalism shown by austriamicrosystems in the design verification and industrialization of the product, enabling fast ramp-up to support the increased volume requirements from our customers. Furthermore, austriamicrosystems' Full Service Foundry concept is essential to ensure high quality and short lead times, which are key factors in the growing biometric market" says Peter Svensson, VP Technical Operation of Fingerprint Cards.

"austriamicrosystems is proud to support Fingerprint Cards' high volume demand for the new FPC1011C sensor chip with its know-how and world class expertise in analog wafer manufacturing. Major challenges for the project teams were the very large chip size of the sensor as well as one of the fastest production ramp-ups ever performed at austriamicrosystems " says Thomas Riener, General Manager Full Service Foundry at austriamicrosystems. "Through stable high yield production in our well-established 0.35µm CMOS technology, C35 Fingerprint Cards benefits from our leadership in analog foundry services for specialty technologies."

About Fingerprint Cards

Fingerprint Cards AB (Fingerprints) has developed electronic systems that determine personal identity by analysing the unique fingertip patterns of individuals. The systems comprise microchips with algorithms that scan, store and compare fingertip patterns without the help of any PC processor. Two types of capacitive sensors have been developed, an extremely small swipe sensor and a flatbed sensor. Processor ASICs and algorithms have been developed for each type of sensor. By virtue of its smallness, low power consumption and the possibility of very low production costs, the technology can be integrated in volume products such as smart cards and mobile (cell) phones, where the requirements for such features are extremely high. Other applications for the technology include access control systems for buildings and products for log on to computers and IT networks. Fingerprint has its head office in Gothenburg, Sweden, and is listed on the OMX Nordic Exchange (FING B) in Stockholm, Sweden.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
Fingerprint Cards AB
Lennart Carlson
CEO
Tel: +46 31 60 78 20
Fax: +46 31 13 73 85
investrel@fingerprints.com
www.fingerprints.com

Technical Contact
Fingerprint Cards AB
Peter Svensson
CTO
Tel: +46 31 60 78 33
Fax: +46 31 13 73 85
peter.svensson@austriamicrosystems.com
www.fingerprints.com

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems Integrated Audio and Advanced Power Management IC selected by Core Logic for newest JADE® Personal Navigation Devices reference design

AS3518 highly integrated stereo audio codec with enhanced system power management offers flexibility and performance for high volume mobile entertainment devices

Unterpremstaetten, Austria (December 21, 2007) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today announced that Core Logic (KOSDAQ: 048870), a leading provider of Integrated Application Processor chip sets and newer chip sets for portable navigation devices (PNDs) under the brand name JADE, has selected its highly integrated AS3518 audio codec and advanced power management IC (audio front end) to power a reference design aimed at personal navigation devices and multi-media phones.

The AS3518 is a member of a comprehensive family of integrated audio and power management devices that combine in a monolithic chip all system analog functions required for a digital System-on-Chip (SoC) for mobile entertainment devices. austriamicrosystems targets versatile single chip companion analog devices that complement increasingly complex mobile SoC processors by still saving board space and cost while offering improved performance when compared to discrete components.

austriamicrosystems' flexible and highly integrated audio and power management devices include functions such as low power and high quality audio DAC and ADCs, audio amplifiers, battery charging for Li-Ion and other popular types, efficient DC/DC step-up/step-down power converters, LDOs, ultra low power RTC, high voltage backlight power unit and touch screen interface amongst others. Advanced power management techniques like dynamic voltage with frequency scaling or adjustable DC/DC converters enable high efficiency over a wide range of current loads. A DC-DC step-down charger with wide-input range and programmability supports high current battery charging.

High performance analog design expertise is the core competence of austriamicrosystems, still the only semiconductor vendor able to combine high current switching DC/DC converters and high voltage circuits together with precision high performance audio DAC, ADCs and amplifiers in one single IC. To date these integrated products have enabled over 100 million of mobile devices.

Charles Chulsoo Park, General Manager at Core Logic, commented, "We are pleased to be working with austriamicrosystems as their expertise in high performance analog chip design has enabled Core Logic to deliver successful and timely reference designs for the portable navigation market at reduced cost and increased performance."

Roberto Simmarano, Senior Marketing Director Communications at austriamicrosystems, added, "The focus on supporting Core Logic in their development of personal navigation applications has enabled austriamicrosystems to successfully deliver reference designs with simplified end customer support and rapid deployment to market of new products. Our customers expect the very best technologies with minimal time-to-market constraints so we are proud to work with a leading provider setting the pace in the Asian market in highly integrated application processors for multimedia phones."

austriamicrosystems will present its current and new generation integrated audio and power management products in an off-exhibition suite at CES 2008 in Las Vegas

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Peter Kammerlander
Marketing Manager
Tel: +43 (0) 3136 500 4054
Fax: +43 (0) 3136 500 5420
peter.kammerlander@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' highly integrated power management and audio unit powers Falk F-Series, the world's flattest Portable Navigation Device

AS3654 saves cost and space by highest integration of power management and audio functions

Unterpremstaetten, Austria (January 3, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today announced that Falk, a leading provider of Portable Navigation Devices (PNDs), has selected the AS3654 Power Management Unit for its latest F-Series, successfully launched in Q4 2007.

The AS3654 power management IC is an ultra-flexible, highly integrated smart power management unit that includes high performance voltage regulators, a lighting management unit, step down battery charger, stereo audio DAC, housekeeping functions and an audio amplifier featuring sophisticated ground noise cancellation to improve sound quality in the car. The AS3654 is particularly suited for portable navigation devices, media players and a broad range of other handheld electronics.

With an overall height of only 17 millimeters, the new Falk F-Series Portable Navigation Devices are the flattest and arguably most elegant navigation devices in the widescreen class currently available. The F-Series also offers a wealth of new features such as a lane assistant, text-to-speech and a speed limit warning function. Matthias Möhlig, Chief Technology Officer at Falk Marco Polo GmbH, Germany, commented: "The high integration level of austriamicrosystems' AS3654 power management unit was an important advantage to reach a small system form factor for the Falk F-Series. The F-Series range of Portable Navigation Devices offers all the latest features in a slim, elegantly designed package."

Mango Research, a long-term co-operation partner of austriamicrosystems based in Taiwan, was responsible for the system design of the Falk F-Series. "austriamicrosystems' AS3654 Power Management Unit enabled us to come up with a space optimized design, high level of functionality and superb audio quality while delivering an attractive overall system cost," stated Eric M.S. Lee, Director of Product Management/Marketing & Sales at Mango Research.

Markus Luidolt, Marketing Manager Mobile Consumer at austriamicrosystems, added: "Integrating high performance power management and audio in one IC is the key to longer battery life, fewer external components, reduced board space and lower system cost. austriamicrosystems' state-of-the art power management and audio units such as AS3654 are delivering best-in-class performance, proven in millions of portable devices."

The AS3654 power management unit offers a full range of advanced features for power monitoring, battery management and charging. The IC is controlled via a serial interface and integrates all necessary system functions such as clock, reset and interrupt generation as well as voltage and temperature monitoring.

austriamicrosystems will demonstrate the AS3654 at CES in Las Vegas in January 2008 where the AS3658 Power Management Unit will be launched as the latest addition to the successful product family. Both AS3654 and AS3658 are offered in BGA packages and are fully software compatible.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Electronic picture and block diagram are available on request or at:

http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Marketing Manager Mobile Consumer
Tel: +43 (0) 3136 500 5828
Fax: +43 (0) 3136 500 5692
markus.luidolt@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems becomes a member of the Industry Council on ESD Target Levels

austriamicrosystems' business unit Full Service Foundry joins industry-wide group for ESD targets assessment

Unterpremstaetten, Austria (January 4, 2008) – austriamicrosystems' business unit Full Service Foundry today announced that it has joined the Industry Council on ESD Target Levels. The council is an independent body of ESD (Electro Static Discharge) experts with the mission to review the ESD robustness requirements of modern IC products for safe handling and mounting in an ESD protected area.

Initiated in 2006, the goal of the Industry Council was to recommend ESD target requirements on IC products for safe handling and mounting in ESD protected areas while addressing the constraints from silicon technology scaling and IC design. The council represents IC suppliers, contract manufacturers, ESD tester manufacturers, ESD consultants and ESD IP companies.

"Proper ESD protection on both chip and system level is one of the utmost demands of our customers. Offering competitive ESD solutions enables austriamicrosystems to serve our customers needs and demands in designing complex analog mixed-signal products," said Thomas Riener, General Manager Full Service Foundry at austriamicrosystems. "Our participation in Industry Council on ESD Target Levels further enhances our ability to provide competitive ESD solutions to our customers and broadens our leadership in analog foundry services for specialty technologies."

Commenting on the new membership, Philip Cacharelis, Director of Engineering Full Service Foundry, said, "austriamicrosystems' corporate ESD development group is pleased to join the well-represented Industry Council on ESD Targets as an active member. We fully endorse the Council's mission of determining suitable and empirically-based ESD target levels, promoting its recommendations as business goals and distributing its findings industry-wide."

About austriamicrosystems
austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the analog/mixed-signal foundry market offering well-established RF CMOS, High-Voltage CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, high-end tools and experienced engineers, austriamicrosystems succeeds to be an attractive analog foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For more information, please visit the web site at www.austriamicrosystems.com.

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Andreas Wild
Product Marketing Manager Full Service Foundry
Tel: +43 (0) 3136 500 4400
Fax: +43 (0) 3136 500 5420
andreas.wild@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems presents fourth generation audio front end offering half the power consumption at twice the performance

AS3543 is the ideal analog companion IC for advanced multimedia SoCs targeting media players, personal navigation, music phones and generic mobile devices

Unterpremstaetten, Austria (January 7, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, extends its audio front end portfolio with a new device that achieves unprecedented low power consumption at an exceptionally high audio performance by featuring a sub 7mW stereo DAC at over 100dB SNR.

The AS3543 is the latest member of a comprehensive family of integrated audio and power management devices that combine in a single chip all system analog functions required around a digital System-on-Chip (SoC) for mobile entertainment products. austriamicrosystems targets versatile single chip companion analog devices that complement increasingly complex mobile SoC processors saving board space and cost while offering improved performance when compared to discrete components.

The AS3543 is a flexible and highly integrated audio and power management device which includes functions such as low power stereo audio DACs and ADCs with line audio output and input, microphone input, headphone amplifier with direct drive capabilities, battery charging for Li-Ion and other popular types, efficient DC/DC step-up/step-down power converters, LDOs, ultra low power RTC, battery switch and high voltage backlight power unit. Advanced power management techniques like dynamic voltage with frequency scaling or adjustable DC/DC converters enable high efficiency over a wide range of current loads.

Handheld entertainment devices are increasingly docked in a cradle and connected to the speaker system of a car or home speaker accessory where the portable device replaces traditional home or car entertainment HiFi. In both scenarios the AS3543 takes advantage of a unique feature to minimize the considerable ground noise generated by the engine in the car or high current switching Class-D amplifier from the speakers dock. A typical of 3dB SNR gain has been measured at the reproducer by employing this technique.

High performance analog design expertise is the core competence of austriamicrosystems, still the only semiconductor vendor able to combine high current switching DC/DC converters and high voltage circuits together with precision high performance audio DAC, ADCs and amplifiers in one single IC. These integrated products have enabled to date over 100 million of mobile devices.

Roberto Simmarano, Senior Marketing Director Business Unit Communications at austriamicrosystems, commented, "Our ultimate goal is to simplify the design of portable products. The rapid performance increase of portable multimedia SoCs drives the demand for power management based on switching regulators which results in increased design challenges to obtain high performance and low noise audio at the reproducer. To address this issue, austriamicrosystems offers innovative, pre-verified and optimized, integrated power management chips. High integration leads to the additional benefits of smaller system real estate and total BOM cost reductions - both at a premium in developing new generation, slimmer portable products."

austriamicrosystems will present its current and new generation integrated audio and power management products in an off-exhibition suite at CES 2008 in Las Vegas.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Marketing Manager
Tel: +43 (0) 3136 500 5828
Fax: +43 (0) 3136 500 5420
markus.luidolt@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' highly integrated power and audio management unit saves costs and offers excellent audio quality

AS3658 saves board space, reduces total cost and speeds up system design cycles for portable devices

Unterpremstaetten, Austria (January 8, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, announces the product launch of its AS3658, a highly integrated power and audio management unit with sophisticated audio features. AS3658 is ideally suitable for portable navigation devices, portable media players, smart phones, PDAs and a wide range of other battery powered handheld devices.

AS3658 offers an integrated solution for power supply generation, monitoring and battery management including charging. The charger can manage up to 1.6A charging current, ideally suitable for fast charging of large batteries. USB, linear and step-down charging is available and supported by the unique battery isolation feature. The programmable power management functions of austriamicrosystems' AS3658 significantly extend battery life with DC/DC efficiencies higher than 90%. The IC provides three highly efficient DC/DC step-down converters, two DC/DC step-up converters, three low noise LDOs suitable for RF applications, four digital LDOs, a low noise charge pump and a highly flexible backlight driver supporting a wide range of display sizes.

AS3658 at the same time offers high performance audio functions with a 18 bit audio DAC, a 16 bit audio ADC, a 5 band equalizer as well as headphone amplifiers, line-outputs, line-inputs, microphone inputs, audio mixer and several analog and digital audio interfaces. The unique ground noise cancellation feature delivers excellent sound quality in in-car environments. Moreover, a real time clock, 10 bit general purpose ADC and a touch screen interface are integrated to complete the extensive feature set of AS3658. Due to customizable PROM programmable startup sequences the IC matches a wide variety of application processors.

"With our software compatible integrated power management and audio products like AS3658 we have proven that combining the highest quality of audio and power management in one device offers outstanding performance", says Markus Luidolt, Marketing Manager Mobile Consumer Devices at austriamicrosystems. "Our power management units with integrated audio can be found in millions of portable devices on the market today. AS3658 expands our product family offering higher charging currents, excellent audio quality and a perfect fit to the latest and next generation application processors. Moreover, AS3658 saves cost and time for system design integrating numerous functions which usually require multiple ICs from several vendors."

austriamicrosystems will present its highly integrated power and audio management ICs in an off-exhibition suite at CES 2008 in Las Vegas from January 7 -10, 2008.

AS3658 is available in a BGA124, 8x8 mm, 0.5mm pitch package and is specified for -40° to +85°C ambient temperature. Product-specific information and free samples are available at http://www.austriamicrosystems.com

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Marketing Manager Mobile Consumer
Tel: +43 (0) 3136 500 5828
Fax: +43 (0) 3136 500 5692
markus.luidolt@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems pre-announces preliminary key financial figures for fiscal year 2007

Unaudited key financial data for fiscal year 2007

Unterpremstaetten, Austria (January 10, 2008) — austriamicrosystems (SWX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for communications, industry & medical and automotive applications, expects revenues for fiscal year 2007 of EUR 193.9 million based on unaudited information, slightly below the previous fiscal year's revenues of EUR 196.4 million and below previous company guidance. This unfavorable development is mainly due to mobile entertainment revenues from Asian customers expected in the fourth quarter 2007 which were not realized as anticipated and the impact of the continuing unfavorable EUR/USD exchange rate environment within the fourth quarter 2007. Unaudited revenues grew by more than 16% quarter-on-quarter from the third to the fourth quarter 2007.

Despite the lower full year revenues, the preliminary unaudited gross margin for fiscal year 2007 increased by more than two percentage points to over 50%, up from 48% for fiscal year 2006. Given this revenue impact and based on preliminary unaudited information, austriamicrosystems expects the result from operations or EBIT for fiscal year 2007 to be approximately 10 % below previous company guidance.

Notwithstanding these developments, austriamicrosystems is convinced that its strategic positioning in its target markets is excellent and fully supported by key OEM relationships. austriamicrosystems therefore expects 2008 to be a successful year with substantial growth in revenues and earnings.

Fully audited financial figures for the fourth quarter and fiscal year 2007 will be available on February 19, 2008 as previously announced.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems' new 16-Channel LED driver for high performance large-size LED displays with outstanding spectrum of 68 billion colors

Continuing austriamicrosystems' innovative edge in LED driver technology, the AS1112 offers 12-bit PWM control and 6-bit dot-correction combined with powerful diagnostic features

Unterpremstaetten, Austria (January 14, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its LED driver portfolio with the AS1112, a full color LED driver ideally suited for full color applications such as LED video displays, LCD TV backlighting, indoor/outdoor full-color LED displays and large-size stadium displays.

The AS1112 full color LED driver offers an integrated PWM of 12-bit with impressive 4,096 grayscale steps per color, reaching up to 68 billion colors with RGB. Additionally, the integrated 6-bit dot-correction allows adjusting the output current in 64 steps compensating for LED luminous mismatch. With an excellent accuracy of ±4.5% between channels and ICs plus the dot-correction the AS1112 dramatically improves the picture quality of LED displays since variations of intensity between LEDs and LED modules completely disappear. The AS1112 also offers outstanding line regulation of 2.5% and load regulation of 0.5%.

"Huge volumes of LEDs are required for high quality LED displays such as big stadium displays, commercially used indoor and outdoor displays and displays for public transportation. These top quality displays offer high color depth and brightness, high framerates and excellent contrast ratio in order to be used even in bright sunlight. Additionally, LED error detection is a very important factor in order to optimize maintenance cost and to guarantee high picture quality," said Walter Moshammer, Director Marketing Standard Linear at austriamicrosystems.
"austriamicrosystems' AS1112 full color LED driver is designed for video displays with fast video action, such as in stadium and sporting event applications, as it provides a very fast refresh rate capability at 30MHz data transfer rate with no delay. Furthermore, AS1112 can be used in LCD TV backlighting where a dynamic dot-correction scheme is required to generate "tunable" white light."

The AS1112 features sixteen regulated current ports which provide constant currents for driving LEDs within a wide range of forward voltages. The AS1112's output ports are guaranteed to endure a maximum voltage of 15V allowing multiple LEDs to be combined in series to a single pixel to increase brightness. Currents can be adjusted from 0 to 80mA via an external resistor which provides utmost flexibility in controlling LED brightness.

Another highlight of the AS1112 is the built-in LED error detection. Easy and intuitive to use, the AS1112 can detect any open- or short-circuit as well as any over-temperature occurrence. Two temperature thresholds allow detailed thermal surveillance of the system. For immediate detection of errors a global error pin is available. Furthermore, a detailed error report can be read out with the exact position of the broken LED. The AS1112 uses the serial data input/output lines for the detailed error information readback so that no additional PCB tracks are needed for LED error diagnostics.

The fast 30MHz serial interface of the AS1112 ensures high refresh rates even for huge LED display modules. The AS1112 offers very low power consumption, additionally, a power-down function allows reducing the supply current to 40nA in standby mode. With an operating temperature range from -40 to +85°C, the AS1112 is ideal for industrial as well as outdoor applications. The IC is available in the small size, thermally efficient 32-pin TQFN (5x5mm) package, easily handling high output power and allowing a very small pitch between LED pixels.

More product specific information can be downloaded from the austriamicrosystems website at http://www.austriamicrosystems.com/03products/products_detail/AS1112/AS1112.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems
a leap ahead in analog

NEW SCALE TECHNOLOGIES
simple ceramic motors... inspiring smaller products

PRESS RELEASE

austriamicrosystems completes equity investment in micro motor manufacturer New Scale Technologies

Leading analog IC provider forms strategic business and technical partnership with privately-held developer and manufacturer of miniature motion systems

Unterpremstaetten, Austria and Victor, NY USA (January 17, 2008) – austriamicrosystems (SWX:AMS), a leading worldwide designer and manufacturer of high performance analog ICs for communications, industry & medical and automotive applications, and New Scale Technologies, Inc., a developer and manufacturer of miniature motion systems, today announced the completion of a Series B preferred equity transaction. austriamicrosystems has made a $6 million investment in exchange for a 25% minority share in privately-held New Scale of Victor, NY.

The investment underscores a strategic partnership for product development and new business development in which the companies will integrate austriamicrosystems' high-performance analog ICs with New Scale's patented piezoelectric SQUIGGLE motors to create "disruptively small" motion systems. The partners are already working on the integration of New Scale's tiny SQUIGGLE motors, the world's smallest linear motors, with custom motor controller and position sensor ICs from austriamicrosystems. By reducing the supporting control electronics to single ICs, the partnership allows New Scale to create complete motion systems on the same scale as its miniature motors, currently less than 2 x 2 x 6 mm in size.

"This partnership enables us to produce a new line of disruptively small motion systems with best-in-class precision and power efficiency," said David Henderson, CEO and CTO of New Scale. "Tapping austriamicrosystems' expertise in power-efficient analog ICs and precision magnetic sensors, we can provide our customers with complete 'closed loop' motion solutions that incorporate micro motors, drive electronics and position sensors in extremely small modules, ready for integration into OEM products."

As part of their strategic partnership, austriamicrosystems and New Scale are actively pursuing opportunities in auto focus and optical zoom modules for mobile phone cameras, actuators for electronic locks, micro fluidic pumps for medical devices, and active control systems for automotive components.

"New Scale's SQUIGGLE motor is a powerful new technology that will have a disruptive impact on communications, medical and automotive system product designs requiring small motion systems," commented John Heugle, CEO of austriamicrosystems. "Our products enable New Scale to create the next generation of miniature motion modules; therefore we have decided to actively support New Scale's market penetration strategy by entering into a strategic partnership and becoming a shareholder in New Scale. Our partnership will result in a complete solution that will accelerate market penetration for New Scale's products and open up new applications for our high performance analog ICs."

About New Scale Technologies

New Scale Technologies (www.newscaletech.com) creates disruptively small motion systems. Based on its patented SQUIGGLE motor technology, New Scale invents, manufactures and sells miniature ultrasonic motors and integrated positioning systems. SQUIGGLE motors are powerful, precise, simple, and compatible with extreme environments. These miniature motors enable design engineers to create smaller products including mobile phone cameras, electronic locks and fasteners, medical devices such as micro pumps and endoscopes, imaging systems, automotive modules, lasers, aerospace and defense systems, cryogenic and MRI-compatible instruments, and micro fuel cells.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,100 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS).

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

New Scale Technologies
Lisa Schaertl
Tel: +1 585 924 4450 x212
lschaertl@newscaletech.com
www.newscaletech.com

austriamicrosystems introduces industry's first high definition audio player with ultra low power consumption for new generation music phones

AS3532 includes audio processing engines, normally used only in high performance home audio and PC sound cards, to support high definition audio and to deliver unprecedented sub 5mW low power consumption for all popular compressed audio formats

Unterpremstaetten, Austria (February 4, 2008) – austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, announces the first member of a new family of media player ICs based on innovative IP aimed at bridging the gap between the audio experience of music phones and Hi-Fi home audio devices.

The AS3532 is an innovative music player subsystem whose core is based on a newly developed audio engine and audio post-processor which act as co-processors to an ARM central programmable unit. The audio engine, in a fully hardwired context, executes the decompression and playback of most popular compressed audio formats, like MP3, WMA and AAC for the least amount of power consumption with zero CPU load.

The audio post-processor implements an Asynchronous Sample Rate Converter (ASRC) with near transparent quality, a multi-channel mixer with limiting function and a 10 bands graphics equalizer and supports 192 KHz sample rates at 24 bits dynamic range for high definition audio processing. Three sets of I^2S outputs can independently control stereo speakers, subwoofer and headphone or line outputs; these can also be utilized as multi-channel audio outputs. The AS3532 audio subsystem additionally includes a stereo PDM digital microphone input thereby completing all audio requirements for new generation mobile phones.

Interfaces included in the AS3532 can support either peer mode to a baseband phone IC or a "Black Box" companion music sub-system. In the latter case, the IC provides direct support for latest generation removable and embedded flash memory types with 4/8/16-bit hardware ECC, for MLC NAND Flash, iNAND, LBA NAND, moviNAND, oneNAND and removable card formats like SD2.0, MMC+, CE-ATA, MS PRO and CF.

An on-chip 512Kbytes buffer memory in the AS3532 music player IC allows single chip support of all key audio formats, compressed, lossless and high definition, polyphonic sequenced content, wavetable synthesizer, 3D positional sound, virtualizer engines and other digital audio effects. The AS3532 is complemented by a comprehensive software suite that has matured over three generations of products delivered in the multimedia player market. The SDK has passed the stringent test criteria of the Certified for Windows Vista program for downloadable content.

Roberto Simmarano, Senior Marketing Director Business Unit Communications at austriamicrosystems, commented, "Home Entertainment devices, such as DVD, CD and most recently Blue Ray HD players, set expectations for the entertainment experience of users that quickly become points of no return.

As file storage and communications bandwidth have become less expensive and more readily available, lossless audio formats which are a bit perfect representation of the original master source have become ever more popular, because people want to maintain a permanent archive of their high quality audio files. AS3532 offers full lossless audio format support making it the perfect hardware platform to realize these consumer demands in the mobile phone environment.

Current portable media and music phones compromise the audio experience for the sake of appealing form factors and acceptable playtime. The AS3532 will enable consumers to enjoy the same immersive, high quality audio experience of their home audio devices on their portable gear yet with an exceptional threefold increase in playtime compared to current generation portable music devices."

The AS3532 is sampled to lead prospects in a 6x6mm CTBGA package. Depending on the mobile phone architecture, austriamicrosystems also offers a matching high definition integrated audio front-end and power management component which can be provided in the same 6x6 CTBGA package.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture and block diagram are available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Werner Schoegler
Product Manager
Tel: +43 (0) 3136 500 5365
Fax: +43 (0) 3136 500 5420
werner.schoegler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems records revenues and earnings for fiscal year 2007 below previous year, expects return to growth in 2008

Detailed results for fiscal year 2007 and fourth quarter 2007

Unterpremstaetten, Austria (February 19, 2008) — austriamicrosystems (SWX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for communications, industry & medical and automotive applications, recorded audited revenues for fiscal year 2007 slightly below the previous fiscal year and below company expectations. The revenue development was negatively impacted by a shortfall in austriamicrosystems' mobile entertainment business and the continued adverse EUR/USD exchange rate in the second half and the seasonally strong fourth quarter 2007. austriamicrosystems' power and lighting management, car access, sensor and sensor interface products - which account for the majority of revenues - performed well in fiscal year 2007.

Financials

Group revenues for fiscal year 2007 reached EUR 193.9 million, 1.3% or EUR 2.5 million below the previous year's revenues. Revenues for the fourth quarter 2007 were EUR 59.5 million, 4.0% or EUR 2.5 million lower than the EUR 62.0 million recorded in the same quarter 2006 but up 16% on a quarter-on-quarter basis.

Gross margin for full year 2007 exceeded 50% for the first time, up more than two percentage points from 48% for the previous year. The strong increase in full year gross margin despite a disappointing revenue development was driven by ongoing cost benefits from the expansion of the 200mm wafer fab, higher overall production efficiency and positive changes in the product mix. Gross margin reached 52% in the fourth quarter 2007 compared to 50% in the same period 2006, demonstrating the robustness of austriamicrosystems' business and manufacturing model in a challenging environment.

The IFRS group result from operations (EBIT) for 2007 was EUR 28.0 million or 14% of revenues (2006: 17% of revenues). This decrease of EUR 5.4 million or 16% compared to full year 2006 was due to the continuing strong investment in research & development including several major platforms and the effects of an adverse currency environment in the second half 2007. Investment in research & development increased by EUR 5.7 million in 2007 compared to 2006, reaching 22% of revenues to support major design-wins and roadmaps for future business growth. The group EBIT for the fourth quarter 2007 was EUR 10.9 million, EUR 3.9 million lower than the EUR 14.8 million recorded in the same period 2006.

Net income for the fiscal year 2007 reached EUR 26.3 million, EUR 5.4 million or 17% lower than the EUR 31.7 million in the previous year. Basic and diluted earnings per share for the fiscal year 2007 were CHF 3.98 / EUR 2.42 and CHF 3.96 / EUR 2.41 respectively (2006: CHF 4.59 / EUR 2.91 and CHF 4.59 / EUR 2.91). Net income for the fourth quarter 2007 was EUR 10.1 million, EUR 4.1 million lower than for the same period 2006.

Mainly due to an increase in work in progress and finished goods given increasing use of consignment stock models and minimum stock levels required for standard products, cash flow from operations in 2007 reached EUR 27.0 million (2006: EUR 42.4 million). Capital expenditures for 2007 were EUR 36.0 million, driven by the completion of the build-out of the wafer fab and the expansion of the test facility in Asia. Total backlog reached EUR 41.2 million at year-end 2007 compared to EUR 55.2 million on December 31, 2006. Total backlog at year-end 2007 does not reflect the increasing use of consignment stock models and is therefore not fully comparable to the previous year's data.

Cash and short term investments stood at EUR 23.1 million on December 31, 2007 compared to EUR 22.8 million at the end of 2006. Net debt reached EUR 27.1 million on December 31, 2007 increasing from EUR 18.1 million at year-end 2006 due to some short-time financing activities, in part for the announced acquisition of a minority shareholding in micro motor specialist New Scale Technologies, with repayment expected in 2008. The equity ratio increased further to 63% at year-end 2007 from 58% at the end of 2006. The average number of employees for the group was 1,071 for fiscal year 2007, compared to 983 for the year 2006, and 1,084 for the fourth quarter 2007, mainly driven by the expansion of the Asian test facility.

Business

With the exception of Mobile Entertainment, austriamicrosystems' business areas performed well in the past year. Building on its analog design expertise, integration skills and advanced manufacturing, austriamicrosystems was successful with existing and new products which improved the company's position in the worldwide analog semiconductor market.

As a leader in low power consumption, high accuracy and analog performance, austriamicrosystems launched innovative products and product families in 2007 with a focus on power and lighting management, specialty sensors and sensor interfaces. In Communications, austriamicrosystems ramped several lighting management products for leading handset OEMs Nokia and SonyEricsson, reaching substantial volumes and run rates by year-end. austriamicrosystems was also successful in mobile entertainment despite the revenue shortfall, completing the development of its new product generation and supplying system solutions and power management & audio ICs in high volumes.

Industry & Medical had another successful year with attractive growth in digital X-ray components, industrial rotary encoders and specialized sensor interfaces, complemented by strong business in industrial automation and control. Automotive showed a very positive development, driven by sensor interfaces for automotive safety systems, a new product ramp-up for position measurement and continuing access business.

Demonstrating the strength of its product portfolio, austriamicrosystems broadened its customer base in 2007, gaining new accounts and increasing penetration of existing customers. Asia/Pacific was again a key region for austriamicrosystems in 2007, particularly for Communications products. The Full Service Foundry business unit enhanced its position as a leading analog foundry focused on specialty processes, driving margins as customer conversion to specialty technologies continues.

In operations, the expansion of austriamicrosystems' state-of-the-art 200mm wafer fab to 8,000 WSPM (wafer starts per month) was completed in 2007, resulting in cost and efficiency benefits which continue to provide positive gross margin effects. The second test center in Asia was expanded further last year offering supply chain and cost advantages. Validating austriamicrosystems' world class process expertise, a strategic cooperation with IBM for a new High Voltage process at the 0.18μm node was started in 2007. As part of austriamicrosystems' manufacturing concept this partnership also provides access to additional production capacity.

Outlook

With its growing portfolio of high performance standard products and customer-specific solutions for leading OEMs, austriamicrosystems is well positioned in its target markets Communications, Industry & Medical and Automotive. austriamicrosystems foresees its business to develop positively in the current year taking advantage of a strong product line-up and deepening customer relationships.

Based on available information, austriamicrosystems expects to return to growth in 2008 and to record a substantial increase in revenues and earnings for full year 2008 compared to 2007, with growth concentrated in the second half of the year.

Detailed financial information is available on the austriamicrosystems website at
http://www.austriamicrosystems.com/08ir/ir_news_start.htm

Key figures	**2007**	2006	**Q4 2007**	Q4 2006	Q3 2007
EUR thousands (except earnings per share) Full years audited, quarters unaudited					
Revenues	**193,925**	196,402	**59,467**	61,961	51,116
Gross margin in %	**50%**	48%	**52%**	50%	50%
Result from operations	**28,025**	33,422	**10,888**	14,829	9,139
Net income/loss	**26,335**	31,716	**10,061**	14,192	8,653
Basic earnings per share in CHF	**3.98**	4.59[1)]	**1.55**	2.09[1)]	1.31[1)]
Diluted earnings per share in CHF	**3.96**	4.59[1)]	**1.53**	2.09[1)]	1.31[1)]
Basic earnings per share in EUR	**2.42**	2.91[1)]	**0.93**	1.32[1)]	0.79[1)]
Diluted earnings per share in EUR	**2.41**	2.91[1)]	**0.92**	1.32[1)]	0.79[1)]
Total backlog	**41,153**	55,196	**41,153**	55,196	54,963

Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.
[1)] Basic = diluted.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, mobile entertainment and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

Consolidated Profit and Loss Statement (full years audited / quarters unaudited)

EUR thousands (except earnings per share)	2007	Q4 2007	2006	Q4 2006
Revenue Products	**161,204**	**49,112**	163,311	52,158
Revenue Foundry & Other	**32,722**	**10,335**	33,090	9,803
Total revenues	**193,925**	**59,467**	196,402	61,961
Cost of sales	**- 96,183**	**- 28,439**	- 102,590	- 30,847
Gross profit	**97,742**	**31,028**	93,811	31,114
Gross margin in %	**50%**	**52%**	48%	50%
Research and development expenses	**- 43,153**	**- 12,250**	- 37,471	- 10,912
Selling, general and administrative expenses	**- 32,208**	**- 9,311**	- 26,670	- 6,531
Other operating income	**6,415**	**1,632**	4,399	1,254
Other operating expenses	**- 772**	**- 212**	- 648	- 97
Result from operations	**28,025**	**10,888**	33,422	14,829
Net financing costs	**- 860**	**- 475**	- 1,116	- 298
Income before tax	**27,164**	**10,413**	32,306	14,531
Income tax expense	**- 829**	**- 352**	- 591	- 339
Net income	**26,335**	**10,061**	31,716	14,192
Basic earnings per share in CHF	**3.98**	**1.55**	4.59[1)]	2.09[1)]
Diluted earnings per share in CHF	**3.96**	**1.53**	4.59[1)]	2.09[1)]
Basic earnings per share in EUR	**2.42**	**0.93**	2.91[1)]	1.32[1)]
Diluted earnings per share in EUR	**2.41**	**0.92**	2.91[1)]	1.32[1)]

Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

[1)] Basic = diluted.

Consolidated Balance Sheet (audited)

EUR thousands as of	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	**19,138**	17,742
Short-term investments	**3,968**	5,022
Trade receivables	**55,974**	52,886
Inventories	**49,087**	32,179
Other receivables and assets	**6,226**	5,199
Total current assets	**134,393**	113,028
Property, plant and equipment	**136,211**	135,825
Intangible assets	**8,640**	9,575
Investments and securities	**1**	1
Deferred tax assets	**30,953**	30,953
Other long term assets	**1,171**	0
Total non-current assets	**176,975**	176,353
Total assets	**311,368**	289,381
Liabilities and shareholders' equity		
Liabilities		
Interest-bearing loans and borrowings	**34,231**	25,826
Trade liabilities	**21,411**	42,137
Provisions	**13,900**	11,074
Other liabilities	**15,595**	14,020
Total current liabilities	**85,137**	93,056
Interest-bearing loans and borrowings	**15,940**	15,042
Employee benefits	**9,119**	8,707
Deferred government grants	**3,228**	4,128
Other long term liabilities	**820**	258
Total non-current liabilities	**29,107**	28,134
Shareholders' equity		
Issued capital	**26,697**	26,662
Share premium	**95,570**	93,080
Treasury shares	**- 703**	- 832
Translation adjustment	**- 104**	- 141
Retained earnings	**75,664**	49,421
Total shareholders' equity and reserves	**197,124**	168,191
Total liabilities and shareholders' equity	**311,368**	289,381

Consolidated Cashflow Statement (full years audited / quarters unaudited)

EUR thousands	2007	Q4 2007	2006	Q4 2006
Operating activities				
Income before tax	**27,164**	**10,413**	32,306	14,531
Depreciation (net of government grants)	**21,465**	**5,529**	22,223	5,709
Changes in employee benefits	**412**	**- 160**	228	- 351
Expense from stock option program (acc. IFRS 2)	**2,196**	**686**	1,188	405
Changes in other long-term liabilities	**- 338**	**- 402**	- 1,259	- 343
Gain from sale of plant and equipment	**62**	**0**	- 109	0
Gain from sale of investments and securities	**-94**	**0**	0	0
Net financing cost	**955**	**475**	1,116	298
Changes in current assets	**- 22,570**	**- 1,230**	- 18,583	- 7,617
Changes in short-term operating liabilities and provisions	**- 1,996**	**- 633**	5,270	935
Tax payments	**- 233**	**- 94**	- 32	- 9
Cash flows from operating activities	**27,033**	**14,584**	42,350	13,556
Investing activities				
Acquisition of intangibles, property, plant and equipment	**- 36,008**	**- 3,395**	- 24,320	- 8,169
Acquisition of short term investments	**0**	**0**	- 5,014	0
Government grants received	**0**	**0**	2,349	0
Proceeds from sale of plant and equipment	**20**	**0**	834	0
Proceeds from sale of investments and securities	**1,241**	**0**	215	51
Interest received	**1,484**	**153**	1,020	244
Cash flows from investing activities	**- 33,263**	**- 3,242**	- 24,917	- 7,874
Financing activities				
Proceeds from borrowings	**20,252**	**9,408**	3,872	3,143
Repayment of borrowings	**- 10,229**	**- 4,661**	- 22,448	- 2,734
Repayment of finance lease liabilities	**- 799**	**- 167**	- 878	- 221
Interest paid	**- 1,927**	**- 694**	- 1,642	- 360
Changes resulting from capital increase	**328**	**37**	133	68
Cash flows from financing activities	**7,626**	**- 3,922**	- 20,963	- 104
Net increase/decrease in cash and cash equivalents	**1,396**	**15,265**	- 3,529	5,578
Cash and cash equivalents at the beginning of the period	**17,742**	**3,873**	21,271	12,164
Cash and cash equivalents at the end of the period	**19,138**	**19,138**	17,742	17,742

Changes in Equity (audited)

EUR thousands	2007	2006
Beginning of period	**168,191**	136,052
Net income	**26,335**	31,716
Translation adjustment	**- 55**	- 66
Capital increase	**328**	133
Purchase and sale of treasury shares	**129**	- 832
Share based payments	**2,196**	1,188
End of period	**197,124**	168,191

Segment Reporting (audited)

Business segments	EUR thousands	Products	Foundry & Other [1]	Group
2007				
Revenues		**161,203**	**32,722**	**193,925**
Result from operations		**36,314**	**- 8,289**	**28,025**
2006				
Revenues		163,311	33,090	196,402
Result from operations		36,652	- 3,230	33,422

Regions	EUR thousands	EMEA [2]	Americas	Asia/Pacific	Group
2007					
Revenues		**119,372**	**29,275**	**45,278**	**193,925**
2006					
Revenues		112,225	28,588	55,589	196,402

[1] Foundry & Other shows Full Service Foundry revenues and costs, corporate process development costs as well as other activities.

[2] Europe, Middle East, Africa

austriamicrosystems announces optimized power and audio management unit tailored to SiRF's Navigation Processors

AS3650 power management unit ideally supports new SiRFprima™ multifunction location platform from SiRF Technology

Unterpremstaetten, Austria (March 5, 2008) –austriamicrosystems (SWX:AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, announces the product launch of its AS3650, a highly integrated power and audio management unit with sophisticated audio features. The AS3650 specification was developed in close alignment with SiRF Technology Inc., allowing a perfect fit to PND systems with SiRF's navigation processors.

The AS3650 power and audio management unit provides the entire system power management, battery management, linear and USB charging, a backlight driver for various screen sizes and a touch screen interface. In addition, the IC offers high performance audio functionality with audio DAC, ADC, audio mixer and several audio inputs and outputs in a single device. This feature set together with the functionality and performance of AS3650 ensure a perfect fit to the entire SiRF PND processor family, from the industry standard SiRFatlas™ and SiRFtitan processors™ to the recently launched SiRFprima™ multifunction location platform.

"We are very proud of this excellent strategic cooperation with SiRF, a world leader in navigation processors. Manufacturers of battery powered devices around the world demand complete solutions with high performance and a perfect fit of processor and power management unit. The combination of austriamicrosystems' power and audio management unit and SiRF processors gives real value to OEMs and customers", said Markus Luidolt, Marketing Manager Mobile Consumer Devices at austriamicrosystems.

"austriamicrosystems joins SiRF's ecosystem of partners to help us deliver high performance and cost optimized PND reference designs. We believe that our cooperation with austriamicrosystems, combined with their expertise in the integration of sophisticated power management functions with complex analog audio blocks, will help reduce BOM and time to market for our PND customers around the globe. The AS3650 from austriamicrosystems is the first power management unit with audio management specifically tailored to SiRF's multifunction location platform", commented David Wang, Senior Director of Marketing at SiRF.

Reference designs with AS3650 and the SiRFprima™ processors will be available in Q2 2008. AS3650 is available in a BGA124, 8*8 mm package and is specified for -40° to +85°C ambient temperature. Product-specific information is available at http://www.austriamicrosystems.com

Electronic picture and block diagram are available on request or at:
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Mobile: +43 (0) 664 4923130
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Markus Luidolt
Marketing Manager Mobile Consumer
Tel: +43 (0) 3136 500 5828
Mobile: +43 (0) 664 8463448
Fax: +43 (0) 3136 500 5692
Markus.Luidolt@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems unveils dual 8-bit digital potentiometer with high performance EEPROM and industry-leading data retention and write cycles

AS1507 offers excellent DC performance plus unrivalled 150 year data retention and 10 million write cycles with unique Hi-EPR EEPROM

Unterpremstaetten, Austria (March 10, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, today expanded its digital potentiometer portfolio with the AS1507, the successor of the AS1506, a 256- tap SPI-interfaced non-volatile dual digital potentiometer available with 10, 50 and 100k Ohms resistance.

The AS1507 is ideal for the usage in low power environments, using a maximum of 500nA during standby and exceptional low 200µA (max) during operation including the CMOS write current. Operating from a single supply from 2.7 to 5.5V, the AS1507 offers an end-to end resistance temperature coefficient of 90ppm/°C. The AS1507 delivers an excellent integral nonlinearity (INL) of ±0.5LSB (max) as well as outstanding differential nonlinearity (DNL) of ±0.5LSB (max). A mute input signal allows a wiper reset to zero for both potentiometer registers.

"The AS1507 offers several advantages over analog potentiometers and competitive digital potentiometers," said Walter Moshammer, marketing director Standard Linear at austriamicrosystems. "Besides the obvious advantages of being vibration and shock resistant, with better resolution, small form factor and increased overall performance, the AS1507 offers an exceptionally reliable EEPROM which is able to save the stored information for decades, even in the harshest environments, and endures millions of write cycles."

The AS1507 digital potentiometer stores the wiper information in the integrated Hi-EPR (High Endurance, Performance & Retention) EEPROM with world beating numbers of write cycles and data retention time. austriamicrosystems Hi-EPR EEPROM allows 10 million write cycles at 25°C and an unheard of 1 million write cycles at 85°C which is 50 times more than conventional high grade EEPROM. Additionally, the AS1507 delivers 150 years of data retention at 85°C storing the EEPROM information 15 times longer than standard high grade EEPROM. A ready signal indicates the end of a writing operation.

The AS1507 is available in a small 16-pin TDFN 3x3mm package. For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/products_detail/AS1507/AS1507.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and

car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems unveils miniature 200mA ultra-low dropout regulator

The AS1369 squeezes high performance, outstanding accuracy and excellent low-noise performance into a 1mm² sized 4-bump WL-CSP

Unterpremstaetten, Austria (March 13, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, has launched the AS1369 ultra-low dropout regulator with a guaranteed 200mA output current. The AS1369 has been specifically designed for all space critical applications such as mobile phones and PDAs which require high performance despite limited PCB space.

With an operating input voltage between 2V and 5.5V, the AS1369 is ideal for dual or triple standard-cell and single Li-Ion cell battery powered applications and is available in a variety of pre-programmed output voltages from 1.2V to 5.0V. The output voltage is regulated with an accuracy of 0.7% which meets the requirements of today's portable battery-powered products. With a low dropout voltage of 40mV @ 100mA , 80mV @ 200mA , an extremely low quiescent current of only 25µA during operation and an exceptional 5nA during shutdown, battery life time is maximized.

"austriamicrosystems' AS1369 fulfills the requirements of slim and compact modem designs where PCB space is very limited and must be used efficiently. Improved performance and maximized battery lifetime are the additional benefits of this LDO," said Walter Moshammer, marketing director Standard Linear at austriamicrosystems. "With only 1mm² PCB space required and the ability to work with the smallest sized capacitors, the AS1369 offers superior performance for all space sensitive applications."

The AS1369 allows the use of a small 1µF ceramic output capacitor and features a PSRR performance of 80dB at 1kHz and 56dB at 100kHz. No external bypass capacitor is needed and, combined with the exceptional low noise performance of only 30µVrms between 400Hz and 80kHz, the AS1369 is ideally suited for noise sensitive wireless and RF applications

A digital enable input with a turn-on time of only 30µs allows dynamic power management in a system. In addition, the AS1369 offers over-temperature and over-current protection. The 4-bump WL-CSP package with dimensions of only 1mm² is 9 times smaller than a standard SOT23 package.

For product specific information, to download data sheets or to request free samples from austriamicrosystems' online shop ICdirect, please visit http://www.austriamicrosystems.com/03products/products_detail/

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test

facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems new DC-DC boost converter delivers 50V from a single Li-Ion cell

The AS1340 offers micro-power consumption with an efficiency of up to 90% while delivering high output voltages and currents especially suited for battery driven OLED or LCD displays

Unterpremstaetten, Austria (March 19, 2008) – austriamicrosystems (SWX: AMS), a leading global designer and manufacturer of high performance analog ICs for communications, industrial, medical and automotive applications, launched today the AS1340 high voltage boost regulator with up to 50V output voltage which is ideal for LCD or OLED display bias in battery powered applications.

The AS1340 delivers 50mA at 24V or 30mA at 36V from a single Li-Ion cell and can provide adjustable output voltages in the range of 2.7 to 50V. The AS1340 operates from a single 2.7 to 5.5V supply. Additionally the supply of the AS1340 can be split to allow a higher supply voltage, up to 50V, for the coil. The 1MHz fixed switching frequency minimizes the PCB footprint by allowing the use of tiny, low profile inductors and capacitors. This constant frequency switching results in low, predictable output noise that can be easily filtered.

"LCD and OLED displays are used in almost every portable application on the market. Since these applications are battery driven, they need a high efficiency step-up converter able to deliver an output voltage of 12V or higher with a relatively moderate current of around 20mA," said Walter Moshammer, marketing director Standard Linear at austriamicrosystems." austriamicrosystems' AS1340 addresses this need offering a very high efficiency even at highest output voltages. Additionally the AS1340 is able to deliver enough current suitable for high voltage applications like phantom supplies for microphones."

The AS1340 also offers an automatic powersave operation which improves the efficiency at light loads. Furthermore, the micropower design reduces the operating supply current to only 30µA. This significant reduction of the power consumption of the AS1340 substantially increases battery life in the application. Moreover the AS1340 offers a shutdown mode requiring less than 1µA current combined with an output disconnect feature.

The AS1340 offers 2% output voltage accuracy and an available power-ok feature indicates if voltage is within 10% of regulation. Due to the variable supply concept and the optional output disconnect the AS1340 allows a very flexible design suitable for a broad range of applications. The part is ideally suited for powering a variety of different OLED or LCD displays in handheld devices or to provide the phantom supply for professional microphones where extended battery lifetime is essential.

The AS1340 is available in the compact 3x3x0.8mm TDFN 8-pin package and covers the industrial temperature range of -40°C to +85°C. For product specific information, to download data sheets or to request free samples from *austriamicrosystems*' online shop ICdirect, please visit
http://www.austriamicrosystems.com/03products/products_detail/

Electronic picture and block diagram are available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,100 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

For further information

Press Contact
austriamicrosystems AG
Ulrike Anderwald
Marketing Communications Manager
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

Technical Contact
austriamicrosystems AG
Manfred Kogler
Marketing Manager Standard Linear
Tel: +43 (0) 3136 500 5274
Fax: +43 (0) 3136 500 5420
manfred.kogler@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Press Release
March 27, 2008

austriamicrosystems' Annual General Meeting approves authorisation to buy back shares and distribution of a dividend for 2007

Unterpremstaetten, Austria (March 27, 2008) — The Annual General Meeting of austriamicrosystems (SWX: AMS), a leading worldwide designer and manufacturer of high performance analog ICs for communications, industry & medical and automotive applications, today approved an authorisation for the company to buy back shares. This authorisation enables the company to buy back austriamicrosystems shares on the stock market within the coming 30 months up to a maximum of 10% of the company's paid-in capital. Separately, the distribution of a dividend, based on a shareholder motion, for the fiscal year 2007 of EUR 1.50 per share was approved. Payment of the dividend will be effected within 10 days from the date of the Annual General Meeting, details concerning the ex-dividend day and payment day will be published separately. The other topics on the agenda were also approved.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 25 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 1,000 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, mobile entertainment and car access in its markets Communications, Industry & Medical and Automotive, complemented by its Full Service Foundry activities. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker: AMS). For more information, please visit www.austriamicrosystems.com.

###

For further Information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Ulrike Anderwald
Tel: +43 (0) 3136 500 5856
Fax: +43 (0) 3136 500 5420
ulrike.anderwald@austriamicrosystems.com
www.austriamicrosystems.com

END